This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement and prospectus are not an offer to sell these securities and are not an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-112965
SUBJECT TO COMPLETION, DATED APRIL 4, 2005
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 3, 2004
12,500,000 Shares
Common Stock

        Our common stock is listed on the New York Stock Exchange under the symbol “SGR”. The closing price of our common stock on the New York Stock Exchange on April 1, 2005 was $22.17 per share.
      The underwriters have an option to purchase a maximum of 1,875,000 additional shares to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” on page S-13 of this prospectus supplement.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	The Shaw Group

Per Share	$	$	$
Total	$	$	$
      Delivery of the shares of common stock will be made on or about April      , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
Joint Book-Running Managers

Credit Suisse First Boston	UBS Investment Bank	Merrill Lynch & Co.
Co-Managers

BNP PARIBAS	Harris Nesbitt
The date of this prospectus supplement is April      , 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus as to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this prospectus supplement and the accompanying prospectus may be accurate only as of their respective dates.
      We are offering to sell, and are seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.
      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.
      Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Shaw,” “Company,” “we,” “us” and “our” or similar terms are to The Shaw Group Inc. and its subsidiaries, including the operations of businesses we acquired prior to the date of acquisition.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The statements contained or incorporated by reference in this prospectus supplement that are not historical facts (including without limitation statements to the effect that we “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee” or other similar expressions) are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors, including but not limited to the risks and uncertainties mentioned in “Risk Factors,” including the following:

•	cyclical changes in demand for our products and services;

•	the cyclical nature of the individual markets in which our customers operate;

•	the dollar amount of our backlog, as stated at any given time, which is not indicative of our future earnings;

•	delays or difficulties related to our significant Engineering, Procurement and Construction projects, including additional costs, reductions in revenues or the payment of liquidated damages;

•	the effect of our percentage-of-completion accounting policies;

•	changes in the estimates and assumptions we use to prepare our financial statements;

•	any non-compliance with the covenants in our credit facility, indenture relating to our Senior Notes and indemnity agreements with our sureties and our ability to obtain waivers or amendments;

•	our ability to obtain surety bonds or other means of credit support for projects;

•	our ability to collateralize letters of credit upon non-compliance with covenants in our credit facility;

•	covenants in our credit facility and indenture relating to our Senior Notes and bond indemnity agreements that restrict our ability to pursue our business strategies;

•	our indebtedness, which could adversely affect our financial condition and impair our ability to fulfill our obligations under our senior notes and credit facility;

•	various legal, regulatory and litigation risks, including our pending class action lawsuit, the outcome of a pending informal inquiry by the SEC and regulatory activities and associated periodic reviews by the SEC or the Public Company Accounting Oversight Board;

•	the possibility of a downgrade of our debt securities by rating agencies;

•	the nature of our contracts, particularly fixed-price contracts;

•	risks associated with being a government contractor;

•	the failure to meet schedule or performance requirements of our contracts;

•	our dependence on subcontractors and equipment manufacturers;

•	possible cost escalations associated with our fixed-price contracts;

•	our ability to obtain new contracts for large-scale domestic and international projects and the timing of the performance of these contracts;

•	potential contractual and operational costs related to our environmental and infrastructure operations;

•	risks associated with our integrated environmental solutions businesses;

•	limitation or expiration of the Price-Anderson Act’s nuclear contractor indemnification authority;

•	changes in environmental laws and regulations;

•	risks associated with our military housing privatizations;

•	reputation and financial exposure due to the failure of our partners to perform their contractual obligations;

•	our dependence on one or a few significant customers;

•	delays or defaults in customer payments;

•	potential professional liability, product liability, warranty and other potential claims, which may not be covered by insurance;

•	the presence of competitors with greater financial resources and the impact of competitive products, services and pricing;

•	changes in the political and economic conditions of the foreign countries in which we operate;

•	work stoppages and other labor problems;

•	our liquidity position;

•	currency fluctuations;

•	liabilities associated with various acquisitions, including the Stone & Webster and IT Group acquisitions;

•	a determination to write off a significant amount of intangible assets acquired through acquisitions or long-lived assets;

•	our ability to successfully identify, integrate and complete acquisitions;

•	our failure to attract and retain qualified personnel;

•	our ability to retain key members of our management;

•	our competitors’ ability to develop or otherwise acquire equivalent or superior technology;

•	general economic conditions;

•	future changes in accounting standards or interpretations;

•	provisions in our articles of incorporation and by-laws and rights agreement could make it more difficult to acquire us and may reduce the market price of our common stock; and

•	changes in the U.S. economy and global markets as a result of terrorists’ actions.
      Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus supplement, including the disclosure in “Risk Factors,” and in our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC (File No. 1-12227). You may read and copy any documents that are filed at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information.
      Our filings are also available to the public through the SEC’s website at http://www.sec.gov.
      In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus supplement. The following documents we filed with the SEC pursuant to the Securities Exchange Act of 1934, or the Exchange Act, are incorporated herein by reference:

•	the description of our common stock contained in our Form 8-A dated September 26, 1996, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock;

•	the description of our rights to purchase Series A Junior participating preferred stock contained in our Form 8-A dated July 30, 2001, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of the rights;

•	our definitive proxy statement filed on Schedule 14A relating to the 2005 Annual Meeting of Shareholders;

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2004; and

•	our Current reports on Form 8-K dated December 3, 2004 (excluding Item 7.01 information); January 12, 2005 (excluding Item 7.01 information); January 21, 2005; January 26, 2005 (excluding Item 7.01 information); and March 3, 2005.
      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement until the offering is completed (excluding any information furnished pursuant to Item 7.01 or Item 2.02 on any current report on Form 8-K) shall be deemed to be incorporated in this prospectus supplement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.
      We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus supplement. Requests for such copies should be directed to the following address and telephone number:

The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809
(225) 932-2500
      You should rely only on the information specifically incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

      We also maintain a website at http://www.shawgrp.com. However, the information on our website is not part of this prospectus supplement.
INDUSTRY AND MARKET DATA
      Industry and market data and other statistical information used throughout this prospectus supplement are based on internal company research, independent industry publications, government publications and other published independent sources. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and/or completeness.

v

PROSPECTUS SUPPLEMENT SUMMARY
      The following summary contains information about us and the offering of our common stock. It does not contain all of the information that you need to consider in making your investment decision. For a fuller understanding of us and the offering, you should consider carefully all of the information in this prospectus supplement and, to the extent not inconsistent, the accompanying prospectus, particularly the information set forth under the caption “Risk Factors” and the financial information included elsewhere in this prospectus supplement. Except as otherwise indicated herein, or as the context may otherwise require, (i) the words “we,” “our,” “us,” “Company” and “Shaw” refer to The Shaw Group Inc. and its subsidiaries, including the operations of businesses we acquired prior to the date of acquisition, (ii) “IT Group” refers to The IT Group, Inc., whose business and assets we purchased in May 2002, (iii) “Stone & Webster” refers to Stone and Webster, Incorporated, whose business and assets we purchased on July 14, 2000 (we now operate Stone & Webster, Inc., a subsidiary we formed to acquire those assets), (iv) “Credit Facility” refers to our senior secured credit facility under a credit agreement dated March 17, 2003, as amended from time to time and “New Credit Facility” refers to the credit facility we are negotiating with third-party lenders and expect to close on or before April 30, 2005, (v) pro forma financial data and information contained in this prospectus supplement give effect to this offering and the anticipated use of proceeds of this offering and (vi) references to our fiscal years refer to the twelve-month period ended August 31 of such years (for example, our fiscal 2004 is the fiscal year ended August 31, 2004).
Our Company
      We offer a broad range of services to clients in the energy, chemical, environmental and infrastructure industries worldwide. We are a vertically integrated provider of comprehensive engineering, consulting, procurement, pipe fabrication, construction and maintenance services to the energy and chemical industries. In Engineering News-Record’s most recent rankings, based on our revenue for fiscal 2003, we ranked in the top 10 in eight of 11 environmental categories. Based on revenue, we ranked third overall among energy contractors and placed second among both nuclear and fossil fuel contractors. We are also a leading provider of consulting, engineering, construction, remediation and facilities management services to the environmental, infrastructure and homeland security markets.
      We provide our services to a diverse customer base that includes federal agencies, federally owned entities, state and local governments, Fortune 500 companies and other private sector clients. Our approximately 17,800 employees deliver our services through a network of over 150 locations, including, approximately 28 international locations and approximately 18 fabrication and manufacturing facilities. Our revenues for the twelve months ended November 30, 2004 were approximately $3.3 billion. At November 30, 2004, our backlog was approximately $5.4 billion.
      Through organic growth and a series of strategic acquisitions, we have significantly expanded our expertise and the breadth of our service offerings. In July 2000, we acquired the assets of Stone & Webster, a leading global provider of engineering, procurement, construction and consulting services to the energy, chemical, environmental and infrastructure markets. When combined with our existing pipe fabrication and construction capabilities, this acquisition transformed us into a vertically integrated provider of engineering, procurement and construction, or EPC, services. In May 2002, we significantly increased our position in the environmental and infrastructure markets, particularly in the federal services sector, through the acquisition of the assets of IT Group. This acquisition further diversified our end market, customer and contract mix and provided new opportunities to cross-sell services, such as environmental remediation services, to our existing energy and chemical EPC customers. We have acquired or developed significant intellectual property, including downstream petrochemical technologies, induction pipe bending technology and a number of environmental technologies related to decontamination. At November 30, 2004, our backlog of approximately $5.4 billion consisted of over 3,900 contracts and was broadly diversified in terms of customer concentration, end markets served and services provided. Approximately 79% of this backlog was comprised of “cost-plus” contracts. The following charts set forth our backlog at November 30, 2004 by end market and contract type.

Backlog by End Market	Backlog by Contract Type
As of November 30, 2004	As of November 30, 2004

      Effective September 1, 2004, we segregated our business activities into four operating segments: Energy & Chemicals (E&C) segment, Maintenance segment, Environmental & Infrastructure (E&I) segment and Fabrication, Manufacturing & Distribution (F&M) segment. The primary change from our previously reported segments was to divide our former Engineering, Construction & Maintenance (ECM) segment into the newly created E&C segment and Maintenance segment. The table below sets forth our four operating segments and their portions of backlog, services provided and representative customers.

Percentage of
Backlog as of
November 30,
	2004	Services Provided	Representative Customers

Environmental & Infrastructure	49%	Environmental • Assessment and implementation of toxic, hazardous and radiological waste remediation activities for Superfund and industrial sites	• US Army Corps of Engineers • U.S. Environmental Protection Agency
		• Lifecycle management of solid waste disposal sites including, design, closure and monitoring activities	• Waste Management, Inc. • The City of New York Department of Sanitation
		• Site diligence, permitting, risk management, remediation and other environmental consulting services for government, commercial and industrial facilities	• U.S. Environmental Protection Agency • U.S. Air Force • Florida Department of Environmental Protection • 7-Eleven, Inc. • ChevronTexaco Corp.
		• Consulting services on Homeland Security initiatives, including vulnerability assessments, emergency response planning and biological agent detection and response	• U.S. General Services Administration • United States Postal Service • State of New York
		• Operation and management of weapons stockpiles demilitarization	• U.S. Army Chemical Materials Agency
Infrastructure
		• Management of government and military facilities, including operations support and security services	• NASA • Los Alamos National Laboratory • Fort Rucker

Percentage of
Backlog as of
November 30,
	2004	Services Provided	Representative Customers

		• Operation and maintenance of military bases, including planning and construction management of military housing and logistics management for troop deployment	• Fort Leonard Wood • Patrick Air Force Base • Fort Benning
		• Studies, analyses, planning and engineering for new facilities and renovation, maintenance and expansion of existing facilities	• South Florida Water Management District • New York State Department of Transportation
• Water and wastewater treatment facilities
• Bridges, highways and roads
• Mass transit systems

Energy & Chemicals	22%	• Engineering and design, procurement and construction of power generation, including gas-fired, coal-fired, nuclear and renewable resource facilities and a variety of industrial process facilities	• BASF • Duke Energy Corporation • Astoria • Pacific Corp
		• Engineering, consulting, feasibility studies, economic analysis and financial due diligence	• Financial institutions • Marathon Ashland Petroleum LLC • China Power & Light
		• Limited construction activities	• Fortune 500 companies

Maintenance	26%	• Turnarounds, restarts, decommissioning and retrofitting	• Tennessee Valley Authority • Valero Energy Corporation • Occidental Chemical Corporation
		• Maintenance of power generation, including nuclear, and chemical processing facilities	• Entergy Corporation • Exelon Corporation
		• Modular construction for use in upstream petrochemical facilities	• Pemex

Fabrication, Manufacturing & Distribution	3%	• Manufacturing of specialty stainless, alloy and carbon steel pipe fittings for internal and third party uses	• McJunkin Corporation • Third-party pipe distributors and fabricators
		• Specialized pipe fabrication and piping systems utilizing proprietary induction bending technology	• Southern Company • Fluor Corporation • Jacobs Engineering Group Inc. • Japan Gas Corp. • ConocoPhillips Company • Marathon Ashland Petroleum LLC
Our Strategy
      Our core business strategy is to utilize our unique skills and capabilities as a vertically integrated, global service provider to capitalize on significant growth opportunities in diverse market segments and geographic regions, while maintaining our current market leadership positions. To support these growth efforts, we will focus on maintaining a flexible financial profile and opportunistically adding to our capabilities through selected strategic acquisitions.

      We intend to execute this strategy by pursuing the following opportunities:

Leverage Our Core Areas of Expertise to Pursue Growth Opportunities in Our Primary End Markets

Energy and Chemical Markets

•	EPC Services. With our vertically integrated portfolio of services, we are well positioned to offer cost effective solutions allowing us to capitalize on opportunities across the energy market including environmental retrofits, nuclear plant restarts and new construction, coal-fired construction and expansion of gas-fired plants. Environmental regulations and rising natural gas prices are driving opportunities throughout the coal-fired power industry in the growing $15 to $20 billion Flue Gas Desulphurization (FGD) market where we have extensive experience and capabilities. Our integrated capabilities position us to take advantage of nuclear and gas-fired generation capacity expansion in both the U.S. and international markets as evidenced by two new projects awarded to us in fiscal 2004 totaling more than $700 million in contract value.

In the chemicals and refining markets, we are a leading provider of proprietary technologies and equipment to the refining and petrochemical industries. We intend to leverage our global EPC experience and technological leadership to take advantage of increasing global demand for downstream petrochemical products, including ethylene, where we estimate we have supplied chemical technology for 35% of the world’s ethylene capacity construction since 1995. We are in the process of submitting proposals on several major ethylene projects in the Middle East and China. Other opportunities include increased retrofit projects in the petrochemical industry driven by rising hydrocarbon prices and the availability of lower-priced international natural gas. In the international market, our global footprint positions us to capitalize on the accelerating development of natural gas supplies and increasing demand for the construction of petrochemical processing facilities in close proximity to these source supplies. Additionally, we are well positioned to capitalize on the growth in the liquefied natural gas (LNG) market, which is being driven by the sustained high cost of traditional energy sources and the availability of lower-priced natural gas abroad. We expect a significant increase in LNG projects, based upon the number of LNG construction proposals currently being considered by federal agencies. We are also capitalizing on requirements under clean fuels and clean air legislation that are driving increased emissions reduction opportunities throughout the refining and petrochemical industries.

•	Maintenance Services. We will continue to focus on providing maintenance services, including production improvement enhancements and federal environmental regulation compliance services, which complement the EPC services we provide to the energy and chemical industries. Our diverse capabilities include reliability services, turnarounds and outages, small project capital construction services, tank design construction and maintenance, and water and wastewater operation and maintenance. Our Shaw Stone & Webster business unit has performed nuclear plant maintenance modification services for over 25 years and enjoys a leading market share in the U.S., serving 35 of the 103 operating nuclear plants in the U.S.

•	Fabrication, Manufacturing and Distribution Services. Significant opportunities exist for pipe fabrication projects within the energy and chemical industries, driven by the growing number of FGD and clean fuels projects, new coal plants and retrofitting work, new gas plants, increased demand for ethylene and petrochemical products, as well as ongoing general plant maintenance. We believe our expertise and proven capabilities to furnish complete piping systems on-budget and on-time in this global market have established us as among the largest suppliers of fabricated piping systems for power generation facilities in the U.S. and also as a leading supplier worldwide, serving both Shaw business units and third parties. We believe significant growth opportunities exist abroad in the petrochemical and gas industries, particularly in the Asian and Middle Eastern markets.

Environmental & Infrastructure Markets

•	Environmental Liability Solutions. Traditionally, owners of contaminated properties have been liable for the clean up of the properties and other damages under environmental and tort laws. Recently, innovative contracting practices and environmental insurance products have allowed property owners to outsource environmental management and mitigate associated liabilities. These clients can reduce administrative expense and time through such outsourcing, and can obtain cost certainty through guaranteed fixed-price contracts. We believe our experience in managing environmental liabilities and environmental-related insurance products will improve our win-rates in our core environmental contracting business for both the federal and commercial sectors and allow us to enter these outsourcing markets.

•	Department of Energy (DOE). Significant opportunities exist in the DOE market with its budget increasing to approximately $24 billion in fiscal 2005. Our revenue in this market increased from $86.4 million in fiscal 2003 to $94.6 million in fiscal 2004. Our general approach to bidding future DOE work is to selectively target sites that offer us a favorable bidding environment, and to leverage our nuclear engineering, construction and maintenance expertise to support the evolving nuclear energy and non-proliferation missions of the DOE.

•	Transportation. We are pursuing strong growth opportunities created by the expected passage of the federal Transportation Equity Act, or TEA-LU, which is expected to provide over $280 billion in authorized transportation funding for critical infrastructure upgrades through 2009. We are well positioned with a presence in transportation markets and regions that will receive this funding. As a result, we expect to realize an increase in contracts from government agencies for transportation related services.

•	Privatization. As the DOD moves toward privatization of military housing and utility systems, we expect to continue to build upon our significant position in this market. Approximately 50% of the more than 250,000 family housing units owned by the DOD need to be renovated or replaced and are expected to be privatized. Since fiscal 2003, through joint ventures established to pursue these projects, we have been awarded seven contracts by the DOD to privatize approximately 10,000 military family housing units. Under the terms of these contracts, the joint venture enters into a long-term lease (generally 50 years) with the DOD, during which the joint venture is required to make improvements, including, in some cases, complete renovations of the facilities, and to provide ongoing management and maintenance services. Initial funding for these projects is typically provided through the joint venture’s issuance of long-term bonds, which are non-recourse to us. For its services, the joint venture is paid a development and construction management fee. Additionally, the joint venture receives regular rental income for DOD-occupied facilities under the long-term lease. Upon expiration of the lease, the military retains ownership of the site and the housing.

•	Homeland Security. Federal, state and local homeland security needs continue to provide value-added opportunities for our E&I segment to capitalize on the need for disaster-related preparedness, incident response, mitigation design and installation, and chemical and biological weapons demilitarization. We provide our customers valuable security-related products and services in threat, vulnerability and risk assessment; electronic security design and installation; force protection design and construction; security program development and integration; and technology assessment. Our expanding capability to assess the security and reliability of critical energy infrastructure and to develop mitigation designs makes us a leader in the industry.
      In addition to these initiatives, we are capitalizing on changes in our markets that will have a near-term positive impact on our businesses. In the commercial markets, our clients are consolidating their preferred contractors in efforts to streamline their own business dealings, resulting in increased market shares for the remaining preferred contractors. We have been successful in leveraging our client relationships and broad service offering to ensure that we are one of these preferred contractors. As a result, we expect to gain a greater share of our clients’ work volume.

Capitalize on Opportunities for Cross-Selling
      We will leverage many complementary areas of our expertise to deliver multiple solutions through a single source, while increasing value to our customers. Our broad business portfolio enables us to provide complete service offerings across a project or facility lifecycle, from design and construction to ongoing maintenance and management, in a variety of industries. For example, our engineering, design, fabrication and construction expertise allows us to provide retrofitting and construction services to our facilities maintenance customers such as the Tennessee Valley Authority, or TVA. In addition, we expect the capabilities of our E&I segment to allow us to offer specialized environmental remediation, facilities management and maintenance services to our clients in the energy and chemical industries.

Utilize Technology and Intellectual Property
      We intend to continue to employ and expand our technology portfolio and intellectual property in an effort to provide cost effective and quality solutions to our customers. Through our E&C segment, we offer leading proprietary technologies to the refining and petrochemical industries. For instance, our fiscal 2003 acquisition of Badger Technologies and the licensing of our technology through strategic joint ventures with partners such as ExxonMobil Chemical and Atofina, complements our core competency in conversion technologies (steam cracking and fluid catalytic cracking) by enabling us to offer several key olefin derivative technologies. Through these licensing agreements, we estimate Badger-licensed ethylbenzene and styrene process technologies have been installed in 40% of the world’s operating units and 75% of the cumene licenses use Badger technology.
      We believe we also hold leading positions in chemicals technology, which we estimate we have supplied for 35% of the world’s ethylene capacity constructed since 1990 and we have been awarded 24 of the last 36 residual feed fluid cracking projects in the industry. We expect to continue to expand our technology portfolio through key alliance partnerships and ongoing research and development efforts.
      Through our E&I segment, we believe we have a leading position in the application of environmental technologies for the destruction of recalcitrant contaminants in the environment. We hold and have pending several patents on performance-enhancing biologically based and oxidation-based process systems designed to degrade targeted contaminants. We also remain market leaders in the application of conventional remediation technologies such as immobilization, stabilization and solidification.
      Additionally, our F&M segment provides induction pipe bending technology, which is one of the most efficient technologies available and, when compared with the traditional cut and weld method, provides a stronger, more uniform and cost effective product. We are also continually expanding our capabilities through development of new welding technologies utilizing robotics, as well as new welding processes and production technology to provide our customers a complete range of fabrication capabilities.

Pursue Selective Acquisitions
      We intend to continue to pursue selective acquisitions of businesses or assets that will expand, complement or further diversify our current portfolio of products and services. We believe we have established a successful track record of quickly, efficiently and effectively integrating our acquisitions through integration teams led by our senior executives who become involved early in the acquisition process. As we continue to evaluate strategic acquisition opportunities, we intend to maintain our commitment to a conservative capital structure and a strong, flexible balance sheet. From time to time, we may also consider dispositions of non-strategic assets as evidenced during fiscal 2004 and the first two quarters of fiscal 2005.

Maintain a Diversified Revenue Base
      We intend to maintain our diversity in industry and geographic markets served, breadth of services offered, contracting arrangements and customer base. This diversification has helped us to minimize our dependence on any particular market segment or individual customer, minimize the impact of short-term market volatility and has enabled us to more accurately anticipate future revenues. Our presence across numerous markets allows us to focus our resources on those areas experiencing growth. In addition, this presence allows us to allocate our resources efficiently within and across our segments. With the IT Group acquisition in fiscal 2002, we further diversified our business mix and strengthened recurring revenue base. Many of our environmental and infrastructure businesses, along with our existing maintenance services, tend to provide recurring revenues due to contracts with established customers. Our E&I and Maintenance segments accounted for approximately $4.1 billion or 75% of backlog as of November 30, 2004.

Maintain Focus on Cost-Reimbursable and Negotiated Fixed-Price Contract Structures
      Our strategy is to perform most of our services pursuant to cost-reimbursable contracts in which our contractual loss exposure is limited. These contracts often contain incentive/sharing/penalty provisions for performance, cost control and delivery of products and services. We intend to continue our contracting practices to minimize our risk of contractual losses while providing incentives for us and our customers to work cooperatively. As of November 30, 2004, approximately 79% of our contracts included in our backlog are cost-reimbursable contracts, 18% are fixed-price contracts and 3% are unit-price contracts.
      If our customers request fixed-price contracts, we prefer to selectively pursue such opportunities on a negotiated fixed-price basis in situations where we believe we can control our cost and minimize our risks. Fixed-priced contracts are typically priced with a higher margin than cost-reimbursable contracts.

Maintain Significant Liquidity and a Flexible Capital Structure
      We intend to maintain a strong balance sheet in order to provide maximum financial flexibility in supporting our business growth. Given the longer-term nature and high dollar value of many of our contracts, particularly in energy and chemical EPC, the strength of our financial position and our letter of credit capacity are important factors to our customers when awarding new projects. As such, we are pursuing the offering to more competitively position us when bidding on new projects and allow us to bid on and undertake additional projects. Upon the successful completion of this offering, the tender offer described below and the new upsized credit facility, we will have minimal long-term debt, significantly decreased ongoing debt service cost and increased letter of credit capacity.
Recent Developments

Results for the Three Months Ended February 28, 2005
      On April 4, 2005 we announced financial results for our second quarter of fiscal 2005. Net income from continuing operations for the second quarter of fiscal 2005 was $9.7 million, or $0.15 per diluted share. We also reported a loss from discontinued operations of $0.1 million, less than one cent per diluted share for the period. In comparison, for the three months ended February 28, 2004, we reported net income from continuing operations of $2.5 million, or $0.04 per diluted share, and a loss from discontinued operations of $0.3 million, less than one cent per diluted share. For the second quarter of fiscal 2005, revenues were $763.5 million compared to $689.1 million in the prior year’s second quarter.
      Our backlog totaled $5.1 billion at February 28, 2005, with approximately $2.4 billion, or 46% of the backlog expected to be converted during the next 12 months. Approximately $2.6 billion, or 50%, of the backlog is in the environmental and infrastructure sector, primarily contracts with Federal government agencies and commercial entities; approximately $1.8 billion, or 36%, of the backlog is comprised of projects for energy industry customers, largely nuclear and fossil fuel power plants; and approximately $0.7 billion, or 13%, relates to projects for chemical process industry facilities.

Tender Offer
      In March 2003, we issued $253 million aggregate principal amount at maturity of 7-year, 10 3/4% unsecured Senior Notes. The Senior Notes were issued at a price of $988.03 per $1,000 principal amount at maturity. All of the Senior Notes remain outstanding.

      On April 5, 2005, we expect to commence a tender offer to purchase, for cash, any and all of our outstanding Senior Notes. The total estimated consideration of approximately $290 million includes a consent payment of $25 per $1,000 principal amount of Senior Notes payable only to Holders who tender their Senior Notes and deliver their consents to the proposed amendments to the indenture for the Senior Notes during the consent period and prior to the consent time. Holders who tender their Senior Notes after the consent time and prior to the expiration time will be entitled to receive the total consideration less the $25 consent payment per $1,000 principal amount of the Senior Notes on the final settlement date for the Senior Notes. In addition, we will pay accrued and unpaid interest on such $1,000 principal amount of Senior Notes up to, but not including, the payment date for Senior Notes accepted for purchase. We intend to use the net proceeds of this offering and other available cash to repurchase the Senior Notes tendered to us in the Tender Offer. The Tender Offer will expire on May 4, 2005 unless the offer is extended by us prior to its expiration. If the underwriters exercise their over-allotment option, we will use the proceeds of such exercise in lieu of available cash to fund the Tender Offer. The consent period will expire on April 19, 2005. The completion of the Tender Offer is conditioned upon the tender of a majority of the outstanding principal amount of Senior Notes and upon the completion of this offering. The Tender Offer is subject to other conditions as described in the offer to purchase in connection with the Tender Offer. Assuming all Senior Notes are tendered and accepted by us at the offer price, we will recognize a loss on the repurchase of the Senior Notes, net of income taxes, of $30.6 million in the third quarter of fiscal 2005.

New Credit Facility
      We are in the process of negotiating a New Credit Facility, which we expect to have a five-year term and to have aggregate availability of $400 million, all of which would be available for posting performance letters of credit and up to $200 million of which would be available for borrowing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity — New Credit Facility.” If we do not apply all of the net proceeds of this offering to repurchase Senior Notes in the Tender Offer, we will be required to designate any remaining proceeds as restricted cash under our New Credit Facility. We anticipate that we would be permitted to use such restricted cash to redeem, repurchase or defease Senior Notes subject to compliance with the then applicable provisions of the New Credit Facility. However, we cannot assure you that we would be able to use any such restricted cash to redeem, repurchase or defease Senior Notes. To the extent not so used, we anticipate that such net proceeds would not be available to us for general corporate purposes without the consent of our lenders and would effectively secure our obligations under the New Credit Facility, and Senior Notes would remain outstanding.

      Our corporate offices are located at 4171 Essen Lane, Baton Rouge, Louisiana 70809. Our telephone number is (225) 932-2500.

THE OFFERING

Issuer	The Shaw Group Inc.

Common stock offered	12,500,000 shares

Common stock to be outstanding after this offering	77,216,612 shares

Over-allotment option	1,875,000 shares

Use of proceeds	The net proceeds of this offering are estimated to be approximately $262.5 million. We intend to use the net proceeds from this offering to repurchase Senior Notes pursuant to the Tender Offer. If the underwriters exercise their over-allotment option, we will use the proceeds of such exercise in lieu of available cash to fund the tender offer. If we do not apply all of the net proceeds of this offering to repurchase our Senior Notes, we anticipate that we will be required to designate any excess proceeds as restricted cash under our New Credit Facility. See “Use of Proceeds.”

New York Stock Exchange market symbol	SGR
      The number of shares of our common stock shown above to be outstanding after this offering is based on 64,716,612 shares outstanding as of February 28, 2005, and excludes:

•	5,331,655 shares of treasury stock;

•	6,305,504 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price per share of $15.81; and

•	613,695 shares of common stock reserved for additional grants under our stock option plans.
      Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option in this offering. See “Underwriting.”
Risk Factors
      You should carefully consider all of the information in this prospectus supplement. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of certain factors that you should consider before investing in the common stock.

SUMMARY FINANCIAL INFORMATION
      The following summary historical financial information is derived from our historical financial statements incorporated by reference in this prospectus supplement. Ernst & Young LLP audited our consolidated financial statements as of and for the fiscal years ended August 31, 2004, 2003 and 2002.
      The unaudited historical financial information for each of the three-month periods ended November 30, 2004 and 2003 is derived from our unaudited historical financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited historical consolidated financial information. Information for the three-month periods presented below is not necessarily indicative of the results that may be expected for the full fiscal year.
      The unaudited pro forma financial information gives effect to the issuance of the common stock in this offering and the anticipated use of the net proceeds from this offering to repurchase Senior Notes, assuming the total estimated consideration in the Tender Offer of approximately $290 million. In the event we complete this offering but do not consummate the Tender Offer, the Senior Notes will remain outstanding, and the proceeds of the offering will be designated as restricted cash under our New Credit Facility. Please see “Capitalization” for a presentation of the pro forma impact on our balance sheet if this offering is consummated but the Tender Offer is not.
      Because the information below is a summary, you should read the following information in conjunction with the other information contained under the captions “Capitalization,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements incorporated by reference in this prospectus supplement.

				Three Months Ended
	Year Ended August 31,			November 30,

	2002	2003	2004	2003	2004

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$3,149,077	$3,292,804	$3,076,945	$646,940	$828,137
Cost of revenues	2,828,036	3,023,048	2,857,162	635,329	751,749
General and administrative expenses	157,781	197,725	215,792	72,287	48,605

Operating income	163,260	72,031	3,991	(60,676)	27,783
Interest and other expense, net	(15,337)	(36,684)	(39,215)	(13,920)	(11,425)

Income (loss) before income taxes	147,923	35,347	(35,224)	(74,596)	16,358
Provision (benefit) for income taxes	53,099	11,580	(11,624)	(24,586)	5,730

Income (loss) before earnings (losses) from unconsolidated entities	94,824	23,767	(23,600)	(50,010)	10,628
Minority interest, net of income taxes	(33)	(169)	(5,284)	—	(144)
Earnings (losses) from unconsolidated entities, net of income taxes (2)	1,703	(2,979)	2,578	559	296

Income (loss) from continuing operations	96,494	20,619	(26,306)	(49,451)	10,780
Income (loss) from discontinued operation, net of income taxes	1,873	247	(4,669)	(141)	(767)

Net income (loss)	$98,367	$20,866	$(30,975)	$(49,592)	$10,013

Net income (loss) per common share:
Basic	$2.41	$0.55	$(0.53)	$(1.07)	$0.16
Diluted	2.26	0.54	(0.53)	(1.07)	0.16
Pro forma net income (loss) per common share (3):
Basic			$(0.16)	$(0.76)	$0.19
Diluted			(0.16)	(0.76)	0.19

				Three Months Ended
	Year Ended August 31,			November 30,

	2002	2003	2004	2003	2004

	(In thousands, except per share data)
Other Financial Data:
Cash interest expense (4)	$2,373	$2,577	$31,325	$7,655	$8,089
Depreciation and amortization	28,379	44,597	60,767	37,178	8,112
Capital expenditures (5)	73,946	26,221	31,507	5,637	5,541
Backlog (6)	5,604,688	4,751,337	5,765,954	5,097,568	5,391,480
Net cash provided by (used in) operating activities	315,066	(198,236)	(18,773)	(72,240)	9,999
Net cash provided by (used in) investing activities	(294,786)	40,854	(32,434)	(28,502)	(53,411)
Net cash provided by (used in) financing activities	(61,974)	(65,021)	(39,448)	2,233	(1,781)

	At August 31,			At November 30, 2004

	2002	2003	2004	Actual	Pro Forma

	(In thousands)
Balance Sheet Data:
Total cash (7)	$553,216	$242,983	$145,131	$141,813	$113,425
Working capital (8)	385,010	87,050	284,046	299,142	287,238
Total assets	2,301,146	1,986,115	2,029,936	2,057,272	2,038,575
Total debt	528,501	513,155	273,906	281,320	30,773
Shareholders’ equity	692,257	662,290	884,771	898,624	1,130,474

(1)	All of the financial information in the table below is historical except for the pro forma net income per share information.

(2)	We have investments in unconsolidated entities, joint ventures and limited partnerships. We account for these investments on the equity basis.

(3)	Pro forma net income (loss) is calculated as follows:

	Year Ended	Three Months Ended
	August 31,	November 30,

	2004	2003	2004

	(In thousands)
Net Income (loss)	$(30,975)	$(49,592)	$10,013
Add: Interest expense, net of income taxes	18,316	4,646	4,420
Accretion of discount, net of income taxes	217	53	57
Amortization of deferred issuance costs, net of income taxes	865	213	209

Pro forma net income (loss)	$(11,577)	$(44,680)	$14,699

Basic pro forma common shares	70,505	58,647	75,773

Pro forma diluted common shares	70,505	58,647	77,218

Basic pro forma net income (loss) per share	$(0.16)	$(0.76)	$0.19

Diluted pro forma net income (loss) per share	$(0.16)	$(0.76)	$0.19

Interest expense, accretion of discount and amortization of deferred issuance costs reflect the amounts related to our Senior Notes reduced by the effect of income taxes using a 33%, 33% and 35% effective tax rate for the year ended August 31, 2004, the three months ended November 30, 2003 and the three months ended November 30, 2004, respectively.

Basic and diluted pro forma common shares assumes the 12,500,000 common stock shares were outstanding for the entire period.

(4)	Cash interest expense includes capitalized interest.

(5)	Capital expenditures represent cash payments for the purchase of property and equipment.

(6)	We define our backlog in our E&C segment as a “working backlog” that includes projects for which we have received a commitment from our customers. This commitment typically takes the form of a written contract for a specific project, a purchase order or a specific indication of the amount of time or material we need to make available for a customer’s anticipated project. In certain instances the engagement is for a particular product or project for which we estimate revenue, often based on engineering and design specifications that have not been finalized and may be revised over time.

In our Maintenance segment, our backlog is derived from maintenance contracts, some of which do not specify actual dollar amounts of maintenance work, in which case our backlog is based on estimates of work to be performed in light of such customers’ historic maintenance requirements.

Many of the contracts in backlog provide for cancellation fees in the event the customer were to cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs and revenue associated with work performed to date. Furthermore, certain E&C contracts provide that, upon cancellation, we will receive a varying percentage of the profits we would have realized had the contract been completed. In addition to cancellation risks, projects may remain in our backlog for extended periods of time.

Backlog from our E&I segment includes the value of awarded contracts and the estimated value of unfunded work. This unfunded backlog generally represents various federal, state and local government project awards for which the project funding has been partially authorized or awarded by the relevant government authorities, for example, when an authorization or an award has been provided for only the initial year or two of a multi-year project. Because of appropriation limitations in the governmental budget processes, firm funding is usually made for only one year at a time, and, in some cases, for periods less than one year, with the remainder of the years under the contract expressed as a series of one-year options. Amounts included in backlog are based on the contract’s total awarded value and our estimates regarding the amount of the award that will ultimately result in the recognition of revenue. These estimates are based on our experience with similar awards and similar customers and average approximately 75% of the total unfunded awards. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog and in unexercised contract options. Our backlog does not include any awards, funded or unfunded, for work expected to be performed more than five years after the date of the financial statements presenting such backlog. The amount of future actual awards may be more or less than our estimates.

Backlog is not a measure defined in generally accepted accounting principles, or GAAP, and our backlog may not be comparable to the methodology used by other companies to determine their backlog.

(7)	Includes cash, cash equivalents and marketable securities. At November 30, 2004, August 31, 2004, August 31, 2003 and August 31, 2002, cash included $99.4 million, $56.6 million, $58.0 million and $96.5 million, respectively, of restricted and escrowed cash.

(8)	Working capital represents current assets less current liabilities.

RISK FACTORS
      Investing in our common stock will provide an investor with an equity ownership interest. Shareholders will be subject to risks inherent in our business. The performance of our shares will reflect the performance of our business relative to, among other things, general economic and industry conditions, market conditions and competition. The value of the investment may increase or decrease and could result in a loss. An investor should carefully consider the following factors as well as other information contained or incorporated by reference in this prospectus supplement before deciding to invest in shares of our common stock.
      This prospectus supplement also contains or incorporates forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risk factors described below and the other factors described elsewhere in this prospectus supplement.
Risks Relating to Our Business

Demand for our products and services is cyclical and vulnerable to downturns in the industries to which we market our products and services.
      The demand for our products and services depends on conditions in the environmental and infrastructure industries and the power generation industry which accounted for approximately 49% and 38%, respectively, of our backlog as of November 30, 2004, and, to a lesser extent, on conditions in the petrochemical, chemical and refining industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies.
      For example, since fiscal 2002, there has been a slowdown in construction activity and new construction awards for power generation projects, primarily as a result of less activity by certain independent power producers who had encountered financing and liquidity problems. These factors contributed to the cancellation or suspension of a number of projects by our customers in the fourth quarter of fiscal 2002, resulting in a reduction of our backlog at that time, with depressed activity during fiscal 2003 and the first half of fiscal 2004, resulting in a decrease in our revenues, backlog and awards of new business in these periods.
      Our results of operations have varied and may continue to vary depending on the demand for future projects from these industries.

The dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future earnings.
      As of November 30, 2004, our backlog was approximately $5.4 billion. There can be no assurance that the revenues projected in our backlog will be realized or, if realized, will result in profits. Further, project terminations, suspensions or adjustments in scope may occur with respect to contracts reflected in our backlog. For example, during the fourth quarter of fiscal 2002, three domestic power projects previously reflected in our backlog were suspended or cancelled, resulting in a reduction of our backlog of approximately $300 million.
      Reductions in backlog due to cancellation by a customer or for other reasons adversely affect, potentially to a material extent, the revenue and profit we actually receive from contracts projected in backlog. In the event of project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. If we were to experience significant cancellations or delays of projects in our backlog, our financial condition could be significantly adversely affected.
      Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog and in unexercised contract options. Our backlog does not include any awards (funded or unfunded) for work expected to be performed more than five years after the date of our financial statements. The amount of future actual awards may be more or less than our estimates.

      Our backlog for maintenance work is derived from maintenance contracts, some of which do not specify actual dollar amounts of maintenance work, in which case our backlog is based on an estimate of work to be performed in light of such customers’ historic maintenance requirements. Accordingly, the amount of future actual awards may be more or less than our estimates.
      We also include in backlog commitments from certain individual customers that have committed to more than one significant EPC project and other customers who have committed to multi-year orders for environmental, piping or maintenance services. There can be no assurance that the customers will complete all of these projects or that the projects will be performed in the currently anticipated time-frame.

Our significant Engineering, Procurement and Construction projects may encounter difficulties that may result in additional costs to us, reductions in revenues, claims, disputes or the payment of actual and/or liquidated damages.
      Our EPC projects generally involve complex design and engineering, significant procurement of equipment and supplies, and extensive construction management. Many of our EPC projects involve design, engineering, procurement and construction phases that may occur over extended time periods, often in excess of two years. We may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes, and other factors, some of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. In addition, we generally rely on third-party equipment manufacturers as well as third-party subcontractors to assist us with the completion of EPC contracts. In come cases, the equipment we purchase for a project or that is provided to us by the customer does not perform as expected, and these performance failures may result in delays in completion of the project or additional costs to us or the customer to complete the project and, in some cases, may require us to obtain alternate equipment at additional cost. Any delay by subcontractors to complete their portion of the project, or any failure by a subcontractor to satisfactorily complete its portion of the project, and other factors beyond our control may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. These delays and additional costs may be substantial, and we may be required to compensate the project customer for these delays. While we may recover these additional costs from the responsible vendor, subcontractor or other third-party, we may not be able to recover all of these costs in all circumstances.
      For example, we recorded a $39.3 million pre-tax loss ($26.3 million, net of tax) for the first quarter of fiscal 2004 relating to two EPC projects for gas-fired combined cycle power plants in Michigan and Arizona. The charges were the result of project completion delays. We are also currently involved in litigation with a customer and a third-party subcontractor relating to the engineering, design, procurement and construction of a gas-fired, combined-cycle power plant in Texas. In this litigation we are seeking payment from the customer for additional costs incurred by us as a result of a fire at the construction site and certain misrepresentations and we are seeking payment from a third-party equipment vendor for additional costs and liquidated damages potentially payable by us as a result of the failure of a turbine during start-up testing. To the extent we do not receive these amounts, we will recognize a charge to earnings. For further information regarding legal disputes in which we are currently involved, see “Business — Legal Proceedings.”
      In addition, certain contracts may require that our customers provide us with design or engineering information or with equipment or materials to be used on the project. In some cases, the customer may provide us with deficient design or engineering information or equipment or may provide the information or equipment to us later than required by the project schedule. The customer may also determine, after commencement of the project, to change various elements of the project. Our EPC project contracts generally require the customer to compensate us for additional work or expenses incurred due to customer requested change orders or failure of the customer to provide us with specified design or engineering information or equipment. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required and the compensation to be paid to us. We are subject to the risk that we are unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to customer-requested change orders or failure by the customer to timely provide required items. A failure to obtain adequate compensation for these matters could require us to record an adjustment to amounts of revenue and gross profit that were recognized in prior periods. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition.

Our use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits.
      As is more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Related Estimates That Have a Material Effect on Our Consolidated Financial Statements” and in the notes to our consolidated financial statements, a substantial portion of our revenues are recognized using the percentage-of-completion, or POC, method of accounting. This accounting method is standard for engineering, procurement and construction, or EPC, contracts. The POC accounting practices that we use result in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based on ongoing reviews of contract profitability. Further, a substantial portion of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from the contracts, and adjustments related to these incentives and penalties are recorded when known or finalized, which is generally during the latter stages of the contract. In addition, we record claims when we believe recovery or payment is probable and the amounts can be reasonably estimated. Actual collection or payment of claims could differ from estimated amounts.
      Although a significant portion of our contracts are cost-reimbursable and our financial loss exposure on cost-reimbursable contracts is generally limited, it is possible that the loss provisions or adjustments to the contract profit and loss resulting from future changes in our estimates or contract penalty provisions could be significant and could result in a reduction or elimination of previously recognized earnings or result in losses. In certain circumstances it is possible that such adjustments could be material to our operating results.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.
      To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include:

•	contract costs and profits and application of percentage-of-completion accounting and revenue recognition of contract claims;

•	recoverability of inventory and application of lower of cost or market accounting;

•	provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, vendors and others;

•	provisions for income taxes and related valuation allowances;

•	recoverability of goodwill;

•	recoverability of other intangibles and related estimated lives;

•	valuation of assets acquired and liabilities assumed in connection with business combinations;

•	valuation of defined benefit pension plans; and

•	accruals for estimated liabilities, including litigation and insurance reserves.
      Our actual results could differ from those estimates.

Non-compliance with covenants in our Credit Facility or New Credit Facility, without waiver or amendment from the lenders of the Credit Facility or New Credit Facility, could adversely affect our ability to borrow under the Credit Facility or New Credit Facility.
      Our Credit Facility contains and our New Credit Facility will contain certain financial covenants, including a leverage ratio (which becomes more restrictive over time), a minimum fixed-charge coverage ratio, a defined minimum net worth, a minimum working capital ratio, a limit on capital expenditures, and defined minimum earnings before interest expense, income taxes, depreciation and amortization (EBITDA). In addition, the defined terms used in calculating the financial covenants, in accordance with the Credit Facility or New Credit Facility, often require us to follow generally accepted accounting principles which requires the use of judgments and estimates, and may change from time to time based on new accounting pronouncements. We may not be able to satisfy these ratios, especially if our operating results fall below management’s expectations as a result of, but not limited to, the impact of other risk factors that may have a negative impact on our future earnings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a discussion of our Credit Facility and our New Credit Facility.
      A future breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our Credit Facility or New Credit Facility, and we cannot assure you that we will be able to obtain the necessary waivers or amendments. In the event of any default not otherwise amended, the lenders thereunder will not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be due and payable, or require us to apply all of our available cash to repay these borrowings and cash collateralize any outstanding letters of credit at that time. The acceleration of outstanding loans in excess of $20.0 million constitutes an event of default with respect to the Senior Notes. If we are unable to repay borrowings with respect to our Credit Facility or New Credit Facility when due, the lenders thereunder could proceed against their collateral, which consists of substantially all of our assets, including property, equipment and real estate. If the indebtedness under our Credit Facility, New Credit Facility or the Senior Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full. As of November 30, 2004, we did not have outstanding borrowings under the Credit Facility but had outstanding letters of credit of approximately $217.2 million and indebtedness under our Senior Notes of $250.5 million.
      In addition, although our Senior Notes contain no cross-default provisions, we have entered into indemnity agreements with our sureties that do contain cross-default provisions. Accordingly, in the event of a default under our Credit Facility or New Credit Facility, we would need to obtain a waiver or amendment to these provisions. We cannot assure you that we would be successful in obtaining any such amendment or waiver.

Restrictive covenants in our Credit Facility and the indenture relating to the Senior Notes may restrict our ability to pursue our business strategies.
      Our Credit Facility and the indenture relating to the Senior Notes contain certain restrictions on our ability to, among other things:

•	incur additional indebtedness or contingent obligations or issue preferred stock;

•	pay dividends or make distributions to our shareholders;

•	repurchase or redeem our capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	make capital expenditures;

•	enter into transactions with our stockholders and affiliates;

•	sell assets; and

•	acquire the assets of, or merge or consolidate with, other companies or transfer all or substantially all of our assets.
      Our Credit Facility requires us to achieve certain financial ratios, including a leverage ratio (which becomes more restrictive over time) and a minimum fixed charge coverage ratio. We may not be able to satisfy these ratios, especially if our operating results fall below management’s expectations. In addition, in order to remain in compliance with the covenants in our Credit Facility, we may be limited in our flexibility to take actions resulting in non-cash charges, including as a result of our settling claims. These covenants may impair our ability to engage in favorable business activities and our ability to finance future operations or capital needs.
      A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our Credit Facility. See “— Non-compliance with covenants in our Credit Facility, without waiver or amendment from the lenders of the Credit Facility, could adversely affect our ability to borrow under the Credit Facility.”

Our indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under our Senior Notes and our Credit Facility.
      As of November 30, 2004 we had total outstanding indebtedness of approximately $281.3 million, approximately $13.8 million of which was secured indebtedness, including obligations under capital leases. In addition, as of November 30, 2004, letters of credit, domestic and foreign, issued for our account in an aggregate amount of $220.7 million were outstanding. Our substantial indebtedness could have important consequences, including the following:

•	it will require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including our outstanding Senior Notes, reducing the availability of cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;

•	it will limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;

•	it will limit our flexibility in planning for, and reacting to, changes in our business;

•	it may place us at a competitive disadvantage if we are more highly leveraged than some of our competitors;

•	it may make us more vulnerable to a further downturn in the economy of our business; and

•	it may restrict us from making additional acquisitions or exploiting other business opportunities.
      To the extent that new debt is added to our currently anticipated debt levels, the substantial leverage risks described above would increase.

We are currently the subject of an informal inquiry by the SEC.
      On June 1, 2004, we were notified by the staff of the Securities and Exchange Commission, or SEC, that the staff is conducting an informal inquiry relating to our financial statements. The SEC has not advised us as to either the reason for the inquiry or its precise scope. However, the requests for information we have received to date appear to primarily relate to the purchase method of accounting for various of our acquisitions. We have been cooperating with the SEC, including providing documents and responding to requests for voluntary production, as well as conducting a detailed review of our accounting for our acquisitions. This review may have consequences independent of the inquiry, including restatement of our financial results for past periods. In addition, if the SEC takes further action, it may escalate the informal inquiry into a formal investigation, which may result in an enforcement action or other legal proceedings against us and potentially members of our management. Responding to such actions or proceedings could be costly and could divert the efforts and attention of our management team, including senior officers. If any such action or proceeding is resolved unfavorably to us or any of them, we or they could be subject to injunctions, fines, increased review and scrutiny by regulatory authorities and other penalties or sanctions, including criminal sanctions, that could materially and adversely affect our business operations, financial performance, liquidity and future prospects and materially adversely affect the trading market and price of our stock. Any unfavorable actions could also result in private civil actions, loss of key personnel or other adverse consequences.

We have been named in various purported class action shareholder lawsuits and shareholder derivative lawsuits.
      We, our directors and certain of our current and former officers have been named as defendants in various purported class action shareholder lawsuits and shareholder derivative lawsuits. A discussion of these lawsuits appears in “Business — Legal Proceedings.” Although it is not possible at this early stage to predict the likely outcome of these actions, an adverse result in any of these lawsuits could have a material adverse effect on us.

We are and will continue to be involved in litigation.
      We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically actions that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occurs in connection with services performed relating to project or construction sites. Our contractual disputes normally involve claims relating to the performance of equipment, design or other engineering services or project construction services provided by our subsidiaries. To date, we have been able to obtain liability insurance for the operation of our business. However, if we sustain damages that materially exceed our insurance coverage or that are not insured, there could be a material adverse effect on our liquidity, which could impair our operations. See “Business — Legal Proceedings.”

Downgrades by rating agencies may require us to modify existing bonding facilities or obtain new bonding facilities.
      In July 2004, Moody’s Investors Service, or Moody’s, lowered its rating of our guaranteed senior unsecured notes or Senior Notes and the rating on our Credit Facility, along with downgrading our outlook to negative from stable. Moody’s indicated that these ratings were lowered primarily due to weaker-than-expected earnings and cash flow along with persistent charges related to certain contracts during fiscal 2004 and 2003 (see Note 20 of the notes to our fiscal 2004 consolidated financial statements for additional discussion of charges related to the NEG projects). In addition, Standard and Poor’s, or S&P, lowered its ratings and downgraded our outlook in December 2004 for similar reasons.
      In the event our debt ratings are lowered by Moody’s Investors Service or S&P in the future, those downgrades might make it harder for us to obtain surety bonding for new projects in the future and we may be required to increase or provide cash collateral to obtain surety bonds in order to obtain bonding for new projects in the future, which would reduce our available cash or availability under our Credit Facility. We anticipate that any such new or modified bonding facilities would not be on terms as attractive as those we have currently and that we would also be subject to increased costs of capital and interest rates.

The nature of our contracts could adversely affect us.
      Approximately 79% of our backlog as of November 30, 2004 was from cost-reimbursable contracts, the remaining 21% was from fixed-price or unit-price contracts. Revenues and gross margins from cost-reimbursable, long-term contracts can be significantly affected by contract incentives/penalties that may not be known or finalized until the later stages of the contracts. A significant number of our domestic piping contracts and substantially all of our international piping contracts are fixed-price or unit-price. In addition, a number of the contracts we assumed in the Stone & Webster and IT Group acquisitions were fixed-price contracts, and we will continue to enter into these types of contracts in the future. Under fixed-price or unit-price contracts, we agree to perform the contract for a fixed-price and, as a result, benefit from costs savings and earnings from approved change orders; but we are generally unable to recover any cost overruns to the approved contract price. Under certain incentive contracts, we share with the customer any savings up to a negotiated or target ceiling. When costs exceed the negotiated ceiling price, we may be required to reduce our fee or to absorb some or all of the cost overruns. Contract prices are established based in part on cost estimates that are subject to a number of assumptions, including assumptions regarding future economic conditions. If these estimates prove inaccurate or circumstances change, cost overruns could have a material adverse effect on our business and results of our operations. Our profit for these projects could decrease or we could experience losses if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts.
      We enter into contractual agreements with customers for some of our engineering, procurement and construction services to be performed based on agreed upon reimbursable costs and labor rates. Some of these contracts provide for the customer’s review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in reductions in reimbursable costs and labor rates previously billed to the customer.
      Many of our contracts require us to satisfy specified design, engineering, procurement or construction milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the customer determines not to proceed with the completion of the project or if the customer defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. In addition, many of our customers for large EPC projects are project-specific entities that do not have significant assets other than their interests in the EPC project. It may be difficult for us to collect amounts owed to us by these customers against the customer’s more credit-worthy parent company. If we are unable to collect amounts owed to us for these matters, we may be required to record a charge against earnings related to the project which could result in a material loss.

We are subject to the risks associated with being a government contractor.
      We are a major provider of services to governmental agencies and therefore are exposed to risks associated with government contracting, including reductions in government spending, cancelled or delayed appropriations specific to our projects, heightened competition and modified or terminated contracts. For example, most of our government contracts are awarded through a regulated competitive bidding process. Some government contracts are awarded to multiple competitors, which increases overall competition and pricing pressure and may require us to make sustained post-award efforts to realize revenues under these government contracts. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year and are not always guaranteed. As a result, at the beginning of a project, the related contract may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing political priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures. If legislative appropriations are not made in subsequent years of a multiple-year contract, we will not realize all of our potential revenues and profits from that contract. A reduction in spending by federal government agencies could also limit our ability to obtain additional contracts, which could have a material adverse effect on our business.
      In addition, government customers typically can terminate or modify any of their contracts with us at their convenience, and some of these government contracts are subject to renewal or extension annually. If a government customer terminates a contract or fails to renew or extend a contract, our backlog may be reduced or we may incur a loss, either of which could impair our financial condition and operating results. For the year ended August 31, 2004, 54% of backlog was generated from U.S. governmental agencies.
      A termination due to our unsatisfactory performance could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In cases where we are a subcontractor, the prime contract under which we are a subcontractor could be terminated, regardless of the quality of our services as a subcontractor or our relationship with the relevant government agency. Our government customers can also reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.
      As a result of our government contracting business, we have been, are and will be in the future, the subject of audits and/or cost reviews by the Defense Contract Audit Agency, which we refer to as DCAA, or by other contracting agencies. Additionally, we have been and may in the future be the subject of investigations by governmental agencies such as the Office of Inspector General of the Environmental Protection Agency. During the course of an audit, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards or regulatory and contractual requirements. Under the type of cost-reimbursable government contracts that we typically perform, only those costs that are reasonable, allocable and allowable are recoverable under the Federal Acquisition Regulation and Cost Accounting Standards.
      In addition, our failure to comply with the terms of one or more of our government contracts, other government agreements, or government regulations and statutes could result in our being suspended or barred from future government contract projects for a significant period of time and possible civil or criminal fines and penalties of applicable regulations and statutes and the risk of public scrutiny of our performance at high profile sites. This could materially adversely affect our business.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.
      In certain circumstances, we guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs, and the amount of such additional costs could exceed projected profit margins. These additional costs include liquidated damages paid under contractual penalty provisions, which can be substantial and can accrue on a daily basis. In addition, our actual costs could exceed our projections. Performance problems for existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within our industry and our client base. For examples of the kinds of claims which may result from liquidated damages provisions and cost overruns see “Business — Legal Proceedings.”

Our dependence on subcontractors and equipment manufacturers could adversely affect us.
      We rely on third-party equipment manufacturers as well as third-party subcontractors to complete our projects. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

Possible cost escalation associated with our fixed-price contracts could negatively affect our profitability.
      We estimate total contract costs in pricing our fixed-price contracts incorporating assumptions to address inflation and fluctuations in market price for materials. However, we can not predict these variable components with certainty as they relate to our pricing of fixed-price contracts. As a result, we may incur total costs that exceed original estimates due to increased materials, labor or other costs. These increased costs could contribute to a lower than expected return or losses on our projects that are not governed by escalation clauses.

Our results of operations depend on the award of new contracts and the timing of the performance of these contracts.
      A substantial portion of our revenues is directly or indirectly derived from large-scale domestic and international projects. It is generally very difficult to predict whether and when we will receive such awards as these contracts frequently involve a lengthy and complex bidding and selection process which is affected by a number of factors, such as market conditions, financing arrangements, governmental approvals and environmental matters. Because a significant portion of our revenues is generated from large projects, our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our contract awards. In addition, many of these contracts are subject to financing contingencies and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing for the project.
      In certain circumstances, customers may require us to provide credit enhancements, including bonds or letters of credit. In line with industry practice, we are often required to provide performance and surety bonds to customers. These bonds indemnify the customer should we fail to perform our obligations under the contract. If a bond is required for a particular project and we are unable to obtain an appropriate bond, we cannot pursue that project. We have a bonding facility but, as is typically the case, the issuance of bonds under that facility is at the surety’s sole discretion. Moreover, due to events that affect the insurance and bonding markets generally, bonding may be more difficult to obtain in the future or may only be available at significant additional cost. There can be no assurance that bonds will continue to be available to us on reasonable terms. Our inability to obtain adequate bonding and, as a result, to bid on new work could have a material adverse effect on our future revenues and business prospects.
      The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than called for under existing contracts in anticipation of future workforce needs for expected contract awards. If an expected contract award is delayed or not received, we would incur costs that could have a material adverse effect on us. Further, our significant customers vary between years, and the loss of any one or more of our key customers could have a material adverse impact on us.
      In addition, timing of the revenues, earnings and cash flows from our projects can be affected by a number of factors beyond our control, including unavoidable delays from weather conditions, unavailability of material and equipment from vendors, changes in the scope of services requested by clients or labor disruptions.

Our environmental and infrastructure operations may subject us to potential contractual and operational costs and liabilities.
      Many of our E&I segment customers attempt to shift financial and operating risks to the contractor, particularly on projects involving large scale cleanups and/or projects where there may be a risk that the contamination could be more extensive or difficult to resolve than previously anticipated. In this competitive market, customers increasingly try to pressure contractors to accept greater risks of performance, liability for damage or injury to third parties or property and liability for fines and penalties. Prior to our acquisition of the IT Group, the IT Group was involved in claims and litigation involving disputes over such issues. Therefore, it is possible that we could also become involved in similar claims and litigation in the future as a result of our acquisition of the assets of IT Group and our participation in separate environmental and infrastructure contracts.
      Environmental management contractors also potentially face liabilities to third parties for property damage or personal injury stemming from exposure to or a release of toxic, hazardous or radioactive substances resulting from a project performed for customers. These liabilities could arise long after completion of a project. Although the risks we face in our anthrax and other biological agent work are similar to those faced in our toxic chemical emergency response business, the risks posed by attempting to detect and remediate these biological agents may include risks to our employees, subcontractors and those who may be affected should detection and remediation prove less effective than anticipated. Because anthrax and similar contamination is so recent, there may be unknown risks involved; and in certain circumstances there may be no body of knowledge or standard protocols for dealing with these risks. The risks we face with respect to biological agents may also include the potential ineffectiveness of developing technologies to detect and remediate the contamination, claims for infringement of these technologies, difficulties in working with the smaller, specialized firms that may own these technologies and have detection and remediation capabilities, our ability to attract and retain qualified employees and subcontractors in light of these risks, the high profile nature of the work and the potential unavailability of insurance and indemnification.
      Over the past several years, the EPA and other federal agencies have constricted significantly the circumstances under which they will indemnify their contractors against liabilities incurred in connection with the investigation and remediation of contaminated properties under the Comprehensive Environmental Response, Compensation and Liability Act, as amended, or CERCLA, and similar projects.

We are exposed to certain risks associated with our integrated environmental solutions businesses.
      Certain subsidiaries within our E&I division are engaged in two similar programs that may involve assumption of a client’s environmental remediation obligations and potential claim obligations. One program involves our subsidiary, The LandBank Group, Inc., or LandBank, which was acquired in the IT Group acquisition. Under this program, LandBank purchases and then remediates and/or takes other steps to improve environmentally impaired properties. The second program is operated by our subsidiary Shaw Environmental Liability Solutions, LLC, which plans to contractually assume responsibility for environmental matters at a particular site or sites and provide indemnifications for defined cleanup costs and post closing third party claims in return for compensation by the client. These subsidiaries may operate and/or purchase and redevelop environmentally impaired property. As the owner or operator of such properties, we may be required to clean up all contamination at these sites even if we did not place the contamination there. We attempt to reduce our exposure to unplanned risks through the performance of environmental due diligence, the use of liability protection provisions of federal laws like the Brownfields Revitalization Act and similar state laws and the purchase of environmental and cost cap insurance coverage or other risk management products. However, we cannot assure you that our risk management strategies and these products and laws will adequately protect us in all circumstances or that no material adverse impact will occur.
      Our ability to be profitable in this type of business also depends on our ability to accurately estimate cleanup costs. While we engage in comprehensive engineering and cost analyses, if we were to materially underestimate the required cost of cleanup at a particular project, such underestimation could significantly adversely affect us. Further, the continued growth of this type of business is dependent upon the availability of environmental and cost cap insurance or other risk management products. We cannot assure you that such products will continue to be available to us in the future or, if it is available, at an economically feasible cost. Moreover, environmental laws and regulations governing the cleanup of contaminated sites are constantly changing. We cannot predict the effect of future changes to these laws and regulations on our LandBank and Environmental Liability Solutions businesses. In addition, prior to the IT Group acquisition, we had not previously conducted this type of business and we have had no material transactions in this business. Additionally, when we purchase real estate in this business, we are subject to many of the same risks as real estate developers, including the timely receipt of building and zoning permits, construction delays, the ability of markets to absorb new development projects, market fluctuations and the ability to obtain additional equity or debt financing on satisfactory terms, among others.

The limitation or the expiration of the Price-Anderson Act’s indemnification authority could adversely affect our business.
      The Price-Anderson Act, or PAA, comprehensively regulates the manufacture, use and storage of radioactive materials, while promoting the nuclear power industry by offering broad indemnification to nuclear power plant operators and DOE contractors. Because we provide services for the DOE relating to its nuclear weapons facilities and the nuclear power industry in the ongoing maintenance and modification, as well as decontamination and decommissioning, of its nuclear power plants, we are entitled to the indemnification protections under the PAA. Although the PAA’s indemnification provisions are broad, it does not apply to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for the DOE and the nuclear power industry. In addition, the PAA’s ability to indemnify us with respect to any new facilities expired on August 1, 2002, but was reauthorized and extended through December 31, 2006. Because nuclear power remains controversial, there can be no assurance that the PAA’s indemnification authority will be reauthorized and extended when that authority expires again at the end of calendar year 2006. If the PAA’s indemnification authority is not extended, our business could be adversely affected by either a refusal of operations of new facilities to retain us or our inability to obtain commercially adequate insurance and indemnification.

Environmental factors and changes in laws and regulations could increase our costs and liabilities and affect the demand for our services.
      In addition to the environmental risks described above relating to the businesses acquired from IT Group and our environmental remediation business, our operations are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	discharges into waterways;

•	generation, storage, handling, treatment and disposal of hazardous materials and wastes; and

•	health and safety.
      Our projects often involve highly regulated materials, including hazardous and nuclear materials and wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain a permit and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure to comply with federal, state and local environmental laws and regulations or associated environmental permits may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to perform.
      In addition, under CERCLA and comparable state laws, we may be required to investigate and remediate regulated materials. CERCLA and these comparable state laws typically impose joint and several, strict liability without regard to whether a company knew of or caused the release, and liability for the entire cost of clean-up can be imposed upon any responsible party. The principal federal environmental, health and safety legislation affecting our operations and the operations of our clients include: the National Environmental Policy Act; the Resource Conservation and Recovery Act, or RCRA; the Clean Air Act; the Occupational Safety and Health Act; the Toxic Substances Control Act; the Federal Water Pollution Control Act; CERCLA; and the Superfund Amendments and Reauthorization Act, as each has been amended from time to time. Our foreign operations are also subject to similar governmental controls and restrictions relating to environmental protection.
      We could also incur environmental liability at sites where we have been hired by potentially responsible parties, or PRPs, to remediate contamination of the site. Such PRPs have sought to expand the reach of CERCLA, RCRA and similar state statutes to make the remediation contractor responsible for cleanup costs. These companies claim that environmental contractors are owners or operators of hazardous waste facilities or that the contractors arranged for treatment, transportation or disposal of hazardous substances. If we are held responsible under CERCLA or RCRA for damages caused while performing services or otherwise, we may be forced to incur such cleanup costs by ourselves, notwithstanding the potential availability of contribution or indemnification from other parties.
      The environmental, health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of any future changes to these laws and regulations on us.

We do not yet know the full extent, if any, of environmental liabilities associated with many of our recently acquired properties undergoing or scheduled to undergo site restoration, as well as any liabilities associated with the assets we acquired from Stone & Webster and IT Group. We cannot assure you that our operations will continue to comply with future laws and regulations and that such noncompliance would not significantly adversely affect us.
      The level of enforcement of these laws and regulations also affects the demand for many of our services. The perception that enforcement of current environmental laws and regulations has been reduced has decreased the demand for some services. Future changes to environmental, health and safety laws and regulations or to enforcement of those laws and regulations could result in increased or decreased demand for some of our services. The ultimate impact of the proposed changes will depend upon a number of factors, including the overall strength of the economy and clients’ views on the cost-effectiveness of remedies available under the changed laws and regulations. If proposed or enacted changes materially reduce demand for our environmental services, our results of operations could be adversely affected.

Development and construction risks and other risks associated with our military housing privatization contracts could impact our profitability and a loss of our investment.
      Development and construction activities conducted through various joint ventures with one strategic partner expose us to risks including:

•	we may be unable to obtain, or may be subject to delays in obtaining necessary permitting, land-use, building, occupancy and other required governmental permits and authorizations, which could result in increased development costs;

•	we may incur construction costs related to new construction or renovations that exceed original estimates due to increased materials, labor or other costs. These increased costs could contribute to a lower than expected return and we may not be able to increase rents to compensate for the increase in construction costs annually;

•	we may be unable to complete construction of a property on schedule and meet financial goals for development; and

•	we may incur construction costs that are higher or have project delays if we are not successful in forming strategic alliances with key material suppliers and vendors.
      Other risks directly associated with our dependence on the U.S. military include:

•	we may be unable to obtain the necessary levels of occupancy and rents, which could result in lower than expected returns and in some cases losses. Rents are determined by Congress annually through appropriations for Basic Allowance for Housing (BAH) for all of the branches of the U.S. military. We cannot assure you that the appropriations each year will occur on a timely basis, or that the amount of BAH appropriations will be sufficient to keep up with escalations in the cost of living expenses. Congress may change the law and the DOD can revise its procedures at any time. We cannot assure you that such changes will not be made and, if changes are made, such changes may have a material adverse effect on the level of our income generated by our privatization projects;

•	we cannot assure you that the military bases where we have military housing projects will remain active or that their functions and/or staffing levels will not be materially reduced such that we will be unable to lease military housing units to members of the U.S. military. The DOD has, from time to time, closed military bases and realigned and/or reduced the functions and staffing levels at certain bases under the Base Realignment and Closure (BRAC) initiative. These military housing projects are supported by military residents based on current military needs and geographic deployment of the residents; and

•	we may not be able to close on our five remaining military housing privatization projects as we have only been selected to receive the right to enter into exclusive negotiations and the award is subject to final approval from the U.S. military branch and Congress. Until final approval is obtained, which generally can last between six months to one year, we will incur costs associated with the development plan and design that may be significant. We cannot assure you that we will receive final approval and failure to recover these development costs may result in losses.

      Ultimately, these risks could have an adverse effect on our profitability and expose us to possible losses as well as the loss of our investment in these military housing privatizations. As of November 30, 2004, our investment in these housing privatizations was $16.7 million.

Our working capital requirements may increase as a result of our entry into the military housing privatization market.
      During fiscal 2004, we were awarded seven contracts to privatize military family housing with our joint venture partner, CEI, under the DOD’s Military Housing Privatization Initiative. As of November 30, 2004, two of these contracts were closed, one had been cancelled, and the other four were scheduled to close later in fiscal 2005.
      These privatization contracts require initial capital contributions in the early stages of the project and ultimately permanent financing from a third party lender. As of November 30, 2004, we are obligated to make capital contributions of approximately $2.8 million related to these privatization contracts; however, the timing of these capital contributions are dependent upon the progress of each underlying project. In addition, because occupancy rates and rents at a newly developed property may fluctuate depending on a number of factors, including market and economic conditions, we may be unable to meet our profitability goals for that property.

If our partners fail to perform their contractual obligations on a project, we could be exposed to loss of reputation and additional financial performance obligations that could result in reduced profits or losses.
      We often enter into various joint ventures as part of our environmental and engineering, procurement and construction businesses so that we can jointly bid and perform on a particular project. The success of these and other joint ventures depends, in large part, on the satisfactory performance of the contractual obligations of our joint venture partners. If our partners do not meet their obligations, the joint venture may be unable to adequately perform and deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture, which could also affect our reputation in the industries we serve.

Our dependence on one or a few customers could adversely affect us.
      Due to the size of many engineering and construction projects, one or a few clients have in the past and may in the future contribute a substantial portion of our consolidated revenues in any one year or over a period of several consecutive years. For example, in fiscal 2004, approximately 46% of our revenues were generated from ten major customers. Similarly, our backlog frequently reflects multiple projects for individual clients; therefore, one major customer may comprise a significant percentage of backlog at a point in time. An example of this is the TVA, with which we have two contracts representing an aggregate of 10% of our backlog at November 30, 2004. Including our backlog from TVA, a Government-owned entity, backlog from the U.S. Government or U.S. Government-owned entities accounted for 47% of backlog at November 30, 2004.
      Because these significant customers generally contract with us for specific projects, we may lose these customers from year to year as their projects with us are completed. If we do not replace them with other customers or other projects, our business could be materially adversely affected.
      Additionally, we have long-standing relationships with many significant customers, including customers with which we have alliance agreements that have preferred pricing arrangements. However, our contracts with these customers are on a project by project basis, and they may unilaterally reduce or discontinue their purchases at any time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures.
      Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making its payments on a project in which we have devoted significant resources, it could have a material negative effect on our results of operations.

Our projects expose us to potential professional liability, product liability, warranty and other claims.
      We engineer, construct and perform services in large industrial facilities in which accidents or system failures can be disastrous. Any catastrophic occurrences in excess of insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us. In addition, under some of our contracts, we must use new metals or processes for producing or fabricating pipe for our customers. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs.
      Further, the engineering and construction projects we perform expose us to additional risks including cost overruns, equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems. In addition, once our construction is complete, we may face claims with respect to the performance of these facilities.

We face substantial competition in each of our business segments.
      In our E&I segment, we compete with a diverse array of small and large organizations, including national and regional environmental management firms, national, regional and local architectural, engineering and construction firms, environmental management divisions or subsidiaries of international engineering, construction and systems companies, and waste generators that have developed in-house capabilities. Increased competition in this business, combined with changes in client procurement procedures, has resulted in changes in the industry, including among other things, lower contract margins, more fixed-price or unit-price contracts and contract terms that may increasingly require us to indemnify our clients against damages or injuries to third parties and property and environmental fines and penalties. We believe, therefore, these market conditions may require us to accept more contractual and performance risk than we have historically for the environmental and infrastructure segment to be competitive.
      The entry of large systems contractors and international engineering and construction firms into the environmental services industry has increased competition for major federal government contracts and programs, which have been a primary source of revenue in recent years for our E&I business. There can be no assurance that our E&I segment will be able to compete successfully given the intense competition and trends in its industry.
      In our E&C and Maintenance segments, we face competition from numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed concerns, both privately and publicly held, including many major power equipment manufacturers and engineering and construction companies, some engineering companies, internal engineering departments at utilities and certain of our customers. The markets that we serve require substantial resources and particularly highly skilled and experienced technical personnel.
      In our F&M segment, we face substantial competition on a domestic and international level. In the United States, there are a number of smaller pipe fabricators. Internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

Political and economic conditions in foreign countries in which we operate could adversely affect us.
      Approximately 18% of our fiscal 2004 revenues and 15% of our revenues for fiscal 2003 were attributable to projects in international markets, some of which are subject to political unrest and uncertainty. We have operations in the Middle East, Russia, China, Europe and Australia. The services we provide to our customers in Iraq and other Middle East countries have created several challenges, including identifying and retaining the appropriate subcontractors, the recruiting of qualified personnel and the ability to retain them, the safety of our employees and subcontractors and the increased working capital demands. It is possible that our employees may suffer injury or death, repatriation problems or other unforeseen costs and risks in the course of their international projects, which could negatively impact our operations.
      In addition to these specific challenges we face in the Middle East, international contracts, operations and expansion expose us to risks inherent in doing business outside the United States, including:

•	uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;

•	the lack of well-developed legal systems in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;

•	security and safety of employees;

•	expropriation of property;

•	restrictions on the right to convert or repatriate currency;

•	political risks, including risks of loss due to civil strife, acts of war, guerrilla activities and insurrection;

•	greater risk of uncollectible accounts and longer collection cycles;

•	currency fluctuations;

•	logistical and communications challenges;

•	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

•	changes in labor conditions;

•	exposure to liability under the Foreign Corrupt Practices Act; and

•	general economic and political conditions in these foreign markets.

Work stoppages and other labor problems could adversely affect us.
      Some of our employees in the United States and abroad are represented by labor unions. We experienced a strike, without material impact on pipe production, by union members in February 1997 relating to the termination of collective bargaining agreements covering our pipe facilities in Walker and Prairieville, Louisiana. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. From time to time we have also experienced attempts to unionize our non-union shops. While these efforts have achieved limited success to date, we cannot give any assurance that we will not experience additional union activity in the future.

Adverse events could negatively affect our liquidity position.
      Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without the ability to recover the expenditures. Circumstances or events which could create large cash outflows include losses resulting from fixed-price contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, political conditions, customer payment problems, foreign exchange risks, professional and product liability claims, among others. We cannot provide assurance that we will have sufficient liquidity or the credit capacity to meet all of our cash needs if we encounter significant working capital requirements as a result of these or other factors.
      Insufficient liquidity could have important consequences to us. For example, we could:

•	have less operating flexibility due to restrictions which could be imposed by our creditors, including restrictions on incurring additional debt, creating liens on our properties and paying dividends;

•	have less success in obtaining new work if our sureties or our lenders were to limit our ability to provide new performance bonds or letters of credit for our projects;

•	be required to dedicate a substantial portion of cash flows from operations to the repayment of debt and the interest associated with that debt;

•	fail to comply with the terms of our credit facility;

•	incur increased lending fees, costs and interest rates; and

•	experience difficulty in financing future acquisitions and/or continuing operations.
      All or any of these matters could place us at a competitive disadvantage compared with competitors with more liquidity and could have a negative impact upon our financial condition and results of operations.

Foreign exchange risks may affect our ability to realize a profit from certain projects or to obtain projects.
      We generally attempt to denominate our contracts in U.S. dollars; however, from time to time we enter into contracts denominated in a foreign currency. This practice subjects us to foreign exchange risks, particularly to the extent contract revenues are denominated in a currency different than the contract costs. We attempt to minimize our exposure from foreign exchange risks by obtaining escalation provisions for projects in inflationary economies, matching the contract revenue currency with the contract costs currency or entering into hedge contracts when there are different currencies for contract revenues and costs. However, these actions will not always eliminate all foreign exchange risks.
      Foreign exchange controls may also adversely affect us. For instance, foreign exchange controls were instituted in Venezuela on February 6, 2003. These controls may limit our ability to repatriate profits from our Venezuelan subsidiaries or otherwise convert local currency into U.S. dollars. These limitations could adversely affect us. Further, our ability to obtain international contracts is impacted by the relative strength or weakness of the U.S. dollar to foreign currencies.

We may incur unexpected liabilities associated with the Stone & Webster and IT Group acquisitions, as well as other acquisitions.
      In July 2000, we acquired substantially all of the operating assets and assumed certain liabilities of Stone & Webster, Inc., and during fiscal 2002, we acquired substantially all of the operating assets and assumed certain liabilities of The IT Group, Inc. We believe, pursuant to the terms of the agreements for the Stone & Webster and IT Group asset acquisitions, that we assumed only certain liabilities, which we refer to as assumed liabilities, specified in those agreements. In addition, those agreements provide that certain other liabilities, including but not limited to, certain outstanding borrowings, certain leases, certain contracts in process, completed contracts, claims or litigation that relate to acts or events occurring prior to the acquisition date, and certain employee benefit obligations are specifically excluded from our transactions. We refer to these as excluded liabilities. There can be no assurance, however, that we do not have any exposure related to the excluded liabilities.

      In addition, some of the former owners of companies that we have acquired are contractually required to indemnify us against liabilities related to the operation of their companies before we acquired them and for misrepresentations made by them in connection with the acquisitions. In some cases, these former owners may not have the financial ability to meet their indemnification responsibilities. If this occurs, we may incur unexpected liabilities.
      Any of these unexpected liabilities could have a material adverse effect on us and our financial condition.

If we must write off a significant amount of intangible assets or long-lived assets, our earnings will be negatively impacted.
      Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $521.0 million as of November 30, 2004. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. We also have long-lived assets consisting of property and equipment and other identifiable intangible assets of $200.2 million as of November 30, 2004 which are reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized intangible assets or long-lived assets occurs, such determination would require us to write off a substantial portion of our assets. Such a write-off would negatively affect our earnings.

Difficulties integrating our acquisitions could adversely affect us.
      From time to time, we have made acquisitions to pursue market opportunities, increase our existing capabilities and expand into new areas of operation. We plan to pursue select acquisitions in the future. If we are unable to complete acquisitions we have identified, our business could be materially adversely affected. In addition, we may encounter difficulties integrating our future acquisitions and in successfully managing the growth we expect from the acquisitions. In addition, our expansion into new businesses, such as with our IT Group acquisition, may expose us to additional business risks that are different from those we have traditionally experienced. To the extent we encounter problems in identifying acquisition risks or integrating our acquisitions, we could be materially adversely affected. Because we may pursue acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

Our failure to attract and retain qualified personnel, including key officers, could have an adverse effect on us.
      Our ability to attract and retain qualified engineers, scientists and other professional personnel in accordance with our needs, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers and craftsmen in our pipe fabrication and construction businesses. Demand for these workers can at times be high and the supply extremely limited.
      Our success is also highly dependent upon the continued services of our key officers. The loss of any of our key officers could adversely affect us. We do not maintain key employee insurance on any of our executive officers.

Changes in technology could adversely affect us, and our competitors may develop or otherwise acquire equivalent or superior technology.
      We believe that we have a leading position in technologies for the design and construction of ethylene processing plants. We protect our position through patent registrations, license restrictions and a research and development program. However, it is possible that others may develop competing processes that could negatively affect our market position.
      Additionally, we have developed construction and power generation and transmission software which we believe provide competitive advantages. The advantages currently provided by this software could be at risk if competitors were to develop superior or comparable technologies.
      Our induction pipe bending technology and capabilities favorably influence our ability to compete successfully. Currently this technology and our proprietary software are not patented. Even though we have some legal protections against the dissemination of this know-how, including non-disclosure and confidentiality agreements, our efforts to prevent others from using our technology could be time-consuming, expensive and ultimately may be unsuccessful or only partially successful. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
      Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We devote significant attention to establishing and maintaining effective internal controls. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could affect our operating results or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our “internal control over financial reporting” that will be required when the Section 404 requirements become applicable to us beginning with the filing of our Annual Report on Form 10-K for the year ending August 31, 2005. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our stock.

Terrorists’ actions have and could continue to negatively impact the U.S. economy and the markets in which we operate.
      Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. There can be no assurance that armed hostilities will not increase or that terrorist attacks, or responses from the United States, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international revenues, our supply chain, our production capability and our ability to deliver our products and services to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business.

Risks Relating to this Offering

Market prices of our equity securities have changed significantly and could change further, and you may not be able to resell your shares at or above the public offering price.
      The market prices of our common stock may change significantly in response to various factors and events beyond our control, including the following:

•	the other risk factors described in this prospectus supplement, including changing demand for our products and services;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our industries;

•	general conditions in the securities markets; and

•	issuance of a significant number of shares upon exercise of employee stock options.
      In addition, we are issuing and selling 12,500,000 shares of our common stock in this offering, which represents approximately 19.3% of our outstanding shares of common stock as of April 1, 2005. We cannot assure you that this offering will not negatively affect the price of our common stock. As a result, you may not be able to resell your shares at or above the public offering price.

Provisions in our Articles of Incorporation and by-laws and rights agreement could make it more difficult to acquire us and may reduce the market price of our common stock.
      Our articles of incorporation and by-laws contain certain provisions, such as a provision establishing a classified board of directors (in the event the entire board of directors is increased to twelve or more members), provisions entitling holders of shares of common stock that have been beneficially owned for four years or more to five votes per share, a provision prohibiting shareholders from calling special meetings, a provision requiring super majority voting (75% of the outstanding voting power) to approve certain business combinations and provisions authorizing the board of directors to issue up to 20 million shares of preferred stock without approval of our shareholders. Also, we have adopted a rights plan that limits the ability of any person to acquire more than 15% of our common stock. These provisions could have the effect of delaying or preventing a change in control or the removal of management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for the common stock. Provisions of our shareholder rights agreement could also have the effect of deterring changes of control.

Future sales of our common stock may depress our stock price.
      Sales of a substantial number of shares of our common stock in the public market or otherwise, by the Company or a major shareholder, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Other than our directors and officers, who have agreed not to sell shares of our common stock for 70 days following this offering except with the consent of Credit Suisse First Boston LLC, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, none of our existing shareholders has agreed to refrain from making sales of our common stock following this offering.

We may issue additional equity securities, which would lead to dilution of our issued and outstanding stock.
      The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing shareholders’ equity interest in us. We are authorized to issue, without shareholder approval, 20,000,000 shares of preferred stock, no par value, in one or more series, which may give other shareholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock series, but reserves the right to do so in the future. In addition, under certain circumstances, we are authorized to issue, without shareholder approval, up to approximately 150,587,757 additional shares of common stock, no par value, based on the number of outstanding shares on November 30, 2004. We are also authorized to issue, without shareholder approval, securities convertible into either common stock or preferred stock.

Your ability to recover from our former auditors, Arthur Andersen LLP, for any potential financial misstatements is limited.
      On June 26, 2002, at the recommendation of our audit committee, we dismissed Arthur Andersen LLP as our independent public accountants and engaged Ernst & Young LLP to serve as our independent public accountants for fiscal 2002. Our audited consolidated financial statements as of August 31, 2001 and 2000 and for each of the years in the two-year period ended August 31, 2001, which are referred to in this prospectus supplement, have been audited by Arthur Andersen, our former independent public accountants.
      Arthur Andersen completed its audit of our consolidated financial statements for the year ended August 31, 2001 and issued its report relating to these consolidated financial statements on October 5, 2001. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for another of its audit clients and has ceased to audit publicly held companies. You may not be able to recover against Arthur Andersen for any claims you may have under securities or other laws as a result of Arthur Andersen’s previous role as our independent public accountants.
      To the extent the net proceeds from this offering are not used to consummate the Tender Offer, such net proceeds would be restricted and Senior Notes would remain outstanding.
      If we do not apply all the net proceeds of this offering to repurchase Senior Notes in the Tender Offer as a result of insufficient interest in the Tender Offer by holders of Senior Notes, our determination not to complete the Tender Offer because a condition to the Tender Offer has not been satisfied or otherwise, it is contemplated that the New Credit Facility will require us to designate as restricted cash any net proceeds that are not so used. We believe we would be permitted to use such restricted cash to redeem, repurchase or defease Senior Notes subject to compliance with the then applicable provisions of the New Credit Facility. However, we cannot assure you that we would be able to use any such restricted cash to redeem, repurchase or defease Senior Notes. To the extent not so used, we expect such net proceeds would not be available to us for general corporate purposes without the consent of our lenders and would effectively secure our obligations under the New Credit Facility, and Senior Notes would remain outstanding.

USE OF PROCEEDS
      We estimate that the net proceeds from this offering will be approximately $262.5 million, based on an assumed public offering price of $22.17 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to repurchase Senior Notes tendered to us in the Tender Offer. The $253,029,000 seven-year 10 3/4% Senior Notes were issued at a price of $988.03 per $1,000 principal amount at maturity. The total estimated consideration in the Tender Offer for all of our outstanding Senior Notes will be approximately $290 million, excluding accrued interest, assuming all outstanding Senior Notes are repurchased by us in the Tender Offer, which repurchase will be funded from the net proceeds of this offering together with available cash. If the underwriters exercise their over-allotment option, we will use the proceeds of such exercise in lieu of available cash to fund the Tender Offer.
      We are in the process of negotiating the New Credit Facility, which we expect to have a five-year term and to have aggregate availability of $400 million, all of which would be available for posting performance letters of credit and up to $200 million of which would be available for borrowing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity — New Credit Facility.” If we do not apply all of the net proceeds of this offering to repurchase Senior Notes in the Tender Offer, we will be required to designate any remaining proceeds as restricted cash under our New Credit Facility. We anticipate we would be permitted to use such restricted cash to redeem, repurchase or defease Senior Notes subject to compliance with the then applicable provisions of the New Credit Facility. However, we cannot assure you that we would be able to use any such restricted cash to redeem, repurchase or defease Senior Notes. To the extent not so used, we anticipate such net proceeds would not be available to us for general corporate purposes without the consent of our lenders and would effectively secure our obligations under the New Credit Facility, and Senior Notes would remain outstanding. We cannot assure you that holders of Senior Notes will tender any Senior Notes in the Tender Offer.

PRICE RANGE OF OUR COMMON STOCK
      Our common stock is traded on the New York Stock Exchange under the symbol “SGR.” The following table sets forth the reported high and low daily closing prices for our common stock as quoted by the New York Stock Exchange.

	Price Range

	High	Low

Fiscal Year Ending August 31, 2005
Third Quarter (through April 1, 2005)	$23.01	$20.92
Second Quarter	20.80	14.98
First Quarter	14.73	10.45

Fiscal Year Ending August 31, 2004
Fourth Quarter	$12.33	$9.24
Third Quarter	12.90	10.40
Second Quarter	13.85	11.45
First Quarter	13.68	8.75

Fiscal Year Ended August 31, 2003
Fourth Quarter	$12.62	$6.97
Third Quarter	12.46	8.58
Second Quarter	18.65	9.59
First Quarter	18.06	10.60

Fiscal Year Ended August 31, 2002
Fourth Quarter	$32.70	$14.80
Third Quarter	35.26	23.96
Second Quarter	29.35	17.89
First Quarter	35.50	25.50
      The last reported sale price for our common stock on the New York Stock Exchange on April 1, 2005 was $22.17 per share.
DIVIDEND POLICY
      We have not paid any dividends on the common stock to date and currently anticipate that any earnings will be retained for the development of our business. Accordingly, no dividends are expected to be declared or paid on the common stock for the foreseeable future. The declaration of dividends is at the discretion of our board of directors. Our dividend policy will be reviewed by our board of directors as may be appropriate in light of relevant factors at the time. We are, however, subject to limitations on the payment of dividends under the terms of our Credit Facility and the indenture relating to our Senior Notes.

CAPITALIZATION
      The following table sets forth our cash and capitalization at November 30, 2004 on an actual basis, a pro forma basis to give effect to the issuance of the common stock and a pro forma basis to reflect this offering and the anticipated use of the proceeds, assuming the repurchase in the Tender Offer of all of the Senior Notes for a total estimated consideration of $290 million. As described elsewhere in this prospectus supplement, there can be no assurance that holders of Senior Notes will tender any Senior Notes or that any Senior Notes will be purchased by us in the Tender Offer. See “Use of Proceeds.”

	At November 30, 2004

		Pro Forma to	Pro Forma to Reflect
		Reflect Completion	Completion of Offering
	Actual	of Offering	and Tender Offer (4)(6)

		(In thousands)
Cash and cash equivalents	$42,403	$304,865	$14,015

Restricted and escrowed cash (1)	$99,410	$99,410	$99,410

Short-term borrowings and current maturities of long-term debt:
Short-term borrowings (revolving lines of credit) (2)	$7,768	$7,768	$7,768
Current maturities of long-term debt (3)	12,778	12,778	12,778

Total short-term borrowings and current maturities of long-term debt	20,546	20,546	20,546

Long-term debt, excluding current portion (3):
Revolving credit facility (2)	—	—	—
Senior Notes (4)	250,547	250,547	—
Other long-term debt	10,227	10,227	10,227

Total long-term debt, excluding current portion	260,774	260,774	10,227

Total debt	281,320	281,320	30,773

Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock, no par value; 200,000,000 shares authorized; 69,412,243 shares, actual, issued and outstanding, and 81,912,243 shares, on a pro forma basis	755,642	1,018,104	1,018,104
Retained earnings (5)	265,849	265,849	235,237
Accumulated other comprehensive income (loss)	(12,540)	(12,540)	(12,540)
Unearned stock-based compensation	(10,414)	(10,414)	(10,414)
Treasury stock, 5,331,655 shares	(99,913)	(99,913)	(99,913)

Total shareholders’ equity	898,624	1,161,086	1,130,474

Total capitalization	$1,179,944	$1,442,406	$1,161,247

(1)	Represents restricted cash for an EPC project and cash in escrow securing a performance bond on an international project. To the extent proceeds received from this offering are not used to repurchase Senior Notes in the Tender Offer, they will be designated as restricted cash under our New Credit Facility. We anticipate that we would be permitted to use such restricted cash to redeem, repurchase or defease Senior Notes subject to compliance with the then applicable provisions of the New Credit Facility. However, we cannot assure you that we would be able to use any such restricted cash to redeem, repurchase or defease Senior Notes. To the extent not so used, we anticipate that such net proceeds would not be available to us for general corporate purposes without the consent of our lenders and would effectively secure our obligations under the New Credit Facility, and Senior Notes would remain outstanding.

(2)	At November 30, 2004, we had approximately $217.2 million in letters of credit outstanding and no revolving credit loans outstanding under our Credit Facility at November 30, 2004. We also had $3.5 million and $3.9 million in outstanding letters of credit and borrowings, respectively, under our foreign lines of credit on that date.

(3)	Includes obligations under capital leases as of November 30, 2004.

(4)	Assumes all outstanding Senior Notes are tendered and accepted by us and we repurchase the Senior Notes at the assumed tender offer price. It is currently anticipated that the tender offer will close on or about May 18, 2005, unless extended or terminated.

(5)	Retained Earnings includes the following adjustments for the tender of the Senior Notes (in thousands):

Loss on repurchase of Senior Notes, net of income taxes	$(25,742)
Write-off of deferred issuance costs, net of income taxes	(4,415)
Tender fee, net of income taxes	(455)

Total	$(30,612)

(6)	Excludes activity related to the Senior Notes from November 30, 2004 through the expected tender offer expiration date of May 4, 2005, including the accretion of the discount on the Senior Notes of $0.1 million, net of income taxes, the amortization of deferred issuance costs of $0.3 million, net of income taxes, and additional interest expense of $7.9 million ($5.1 million, net of income taxes). As of November 30, 2004, there was $5.7 million of accrued interest on the consolidated balance sheet. An interest payment of $13.6 million was also made on March 15, 2005.

SELECTED FINANCIAL INFORMATION
      The following table sets forth selected financial data about us. The selected financial data as of and for each of the five years ended August 31, 2004 is derived from our audited consolidated financial statements The selected financial data as of and for each of the three-month periods ended November 30, 2004 and 2003 is derived from our unaudited consolidated financial statements. Ernst & Young LLP audited our consolidated financial statements for the fiscal years ended August 31, 2004, 2003 and 2002. Arthur Andersen LLP audited our consolidated financial statements for the two fiscal years ended August 31, 2001 and 2000. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited historical consolidated financial information. Information for the three-month periods presented below is not necessarily indicative of the results that may be expected for the full fiscal year.
      You should read all of the information presented below with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, which are incorporated by reference in this prospectus supplement.

						Three Months Ended
	Year Ended August 31,					November 30,

	2000	2001	2002	2003	2004	2003	2004

	(In thousands, except per share amounts) (1)
Statement of Operations Data:
Revenues	$743,955	$1,521,160	$3,149,077	$3,292,804	$3,076,945	$646,940	$828,137
Cost of revenues	622,126	1,279,136	2,828,036	3,023,048	2,857,162	635,329	751,749

Gross profit	121,829	242,024	321,041	269,756	219,783	11,611	76,388
General and administrative expenses	70,648	136,334	157,781	197,725	215,792	72,287	48,605

Operating income	51,181	105,690	163,260	72,031	3,991	(60,676)	27,783
Interest expense	(8,003)	(15,680)	(23,028)	(32,043)	(38,429)	(10,531)	(9,739)
Interest income	679	8,746	11,518	5,406	1,718	344	1,043
Other income (expense), net (2)	(461)	(343)	(3,827)	(10,047)	(2,504)	(3,733)	(2,729)

Income (loss) before income taxes	43,396	98,413	147,923	35,347	(35,224)	(74,596)	16,358
Provision (benefit) for income taxes	15,715	37,860	53,099	11,580	(11,624)	(24,586)	5,730

Income (loss) from operations before earnings (losses) from unconsolidated entities and (loss) income from discontinued operations, net of income taxes	27,681	60,553	94,824	23,767	(23,600)	(50,010)	10,628
Minority interest, net of income taxes	—	—	(33)	(169)	(5,284)	—	(144)
Earnings (losses) from unconsolidated entities, net of income taxes (3)	1,194	(316)	1,703	(2,979)	2,578	559	296

Income (loss) from continuing operations	28,875	60,237	96,494	20,619	(26,306)	(49,451)	10,780
Income (loss) from discontinued operations, net of income taxes	965	760	1,873	247	(4,669)	(141)	(767)
Income (loss) before cumulative effect of change in accounting principle	29,840	60,997	98,367	20,866	(30,975)	(49,592)	10,013

Cumulative effect of change in accounting principle	(320)	—	—	—	—	—	—

Net income (loss)	$29,520	$60,997	$98,367	$20,866	$(30,975)	$(49,592)	$10,013

Net income (loss) per common share:
Basic (4):	$1.00	$1.52	$2.41	$0.55	$(0.53)	$(1.07)	$0.16

Diluted (4):	$0.96	$1.46	$2.26	$0.54	$(0.53)	$(1.07)	$0.16

Other Financial Data:
Depreciation and amortization	$16,808	$39,740	$28,379	$44,597	$60,767	$37,178	$8,112
Capital expenditures (5)	20,619	38,121	73,946	26,221	31,507	5,637	5,541
Backlog (6)	1,913,574	4,497,192	5,604,688	4,751,337	5,765,954	5,097,568	5,391,480

						Three Months Ended
	Year Ended August 31,					November 30,

	2000	2001	2002	2003	2004	2003	2004

	(In thousands, except per share amounts) (1)
Cash Flow Data:
Net cash provided by (used in) operating activities	$(69,876)	$11,405	$315,066	$(198,236)	$(18,773)	$(72,240)	$9,999
Net cash provided by (used in) investing activities	(15,807)	54,281	(294,786)	40,854	(32,434)	(28,502)	(53,411)
Net cash provided by (used in) financing activities	101,164	356,660	(61,974)	(65,021)	(39,448)	2,233	(1,781)
Balance Sheet Data (at end of period):
Total cash (7)	$21,768	$488,934	$553,216	$242,983	$145,131	$163,050	$141,813
Working capital (8)	102,786	521,044	385,010	87,050	284,046	240,640	299,142
Total assets	1,335,083	1,701,854	2,301,146	1,986,115	2,029,936	1,897,725	2,057,272
Total debt (9)	285,216	521,454	528,501	513,155	273,906	325,733	281,320
Shareholders’ equity	377,275	598,393	692,257	662,290	884,771	833,534	898,624

(1)	Includes (i) the acquisition of Energy Delivery Services, Inc. and Coastal Engineering and Environmental Consultants, Inc. in fiscal 2004; (ii) the acquisition of Badger Technologies, Envirogen, Inc., and LFG&E International, Inc. in fiscal 2003; (iii) the acquisition of certain assets of the IT Group and PsyCor Inc. in fiscal 2002; (iv) the acquisition of Scott, Sevin & Schaffer, Inc. and Technicomp, Inc. in fiscal 2001; and (v) the acquisition of certain assets of Stone & Webster and PPM Contractors, Inc. in fiscal year 2000 (see Note 4 of the notes to our fiscal 2004 consolidated financial statements).

(2)	During fiscal 2003, we adopted FAS 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result, we reclassified $215,000 in fiscal 2001 and $553,000 in fiscal 2000 related to the extinguishment of debt and previously classified as an extraordinary item to other income (expense).

(3)	We have investments in unconsolidated entities, joint ventures and limited partnerships. We account for these investments on the equity basis.

(4)	On November 13, 2000, the Company announced that its Board of Directors had authorized a two-for-one stock split of its common stock payable on December 15, 2000, to shareholders of record on December 1, 2000. Additionally, earnings per share for fiscal 2000 have been restated to reflect the effect of the December 2000 two-for-one stock split of the Company’s common stock.

(5)	Capital expenditures represent cash payments for the purchase of property and equipment.

(6)	Backlog is not a measure defined in GAAP, and our backlog may not be comparable to the backlog of other companies. For a description of the determination of our backlog, see the footnotes to “Summary — Summary Financial Information.”

(7)	Includes cash, cash equivalents and marketable securities. At November 30, 2004, August 31, 2004, August 31, 2003 and August 31, 2002, cash included $99.4 million, $56.6 million, $58.0 million and $96.5 million, respectively, of restricted and escrowed cash.

(8)	Working capital represents current assets less current liabilities.

(9)	Total debt includes short-term revolving lines of credit and obligations under capital leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the notes thereto. The following analysis contains forward-looking statements about our future revenues, operating results and expectations. See “Forward-Looking Statements and Associated Risks” for a discussion of the risks, assumptions and uncertainties affecting these statements as well as “Risk Factors.”
Critical Accounting Policies and Related Estimates That Have a Material Effect on Our Consolidated Financial Statements
      Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition, and results of operations and which require complex management judgments and estimates, or involve uncertainties. Information regarding our other accounting policies is included in the notes to our consolidated financial statements.

Engineering, Procurement and Construction Contract and Environmental and Infrastructure Revenue Recognition and Profit and Loss Estimates Including Claims
      A substantial portion of our revenue from the E&C and E&I segments is derived from engineering, procurement and construction contracts. The contracts may be performed as stand-alone engineering, procurement or construction contracts or as combined contracts (i.e. one contract that covers engineering, procurement and construction or a combination thereof). We use accounting principles set forth in American Institute of Certified Public Accountants, or AICPA, Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” and other applicable accounting standards to account for our contracts. We recognize revenue for these contracts on the percentage-of-completion method, primarily based on costs incurred to date compared with total estimated contract costs. Revenues from reimbursable or cost-reimbursable contracts are recognized on the basis of costs incurred during the period plus the fee earned. Performance incentives are included in our estimates of revenues using the percentage-of-completion method when their realization is reasonably assured. Cancellation fees are recognized when received.
      Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are identified. The cumulative effect of changes to estimated contract profit and loss, including those arising from contract penalty provisions such as liquidated damages, final contract settlements, warranty claims and reviews of our costs performed by customers, are recognized in the period in which the revisions are identified. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we would report such a change by recognizing a charge against current earnings, which might be significant depending on the size of the project or the adjustment. The costs attributable to change orders and claims being negotiated or disputed with customers, vendors or subcontractors or subject to litigation are included in our estimates of revenue when it is probable they will result in additional contract revenue and the amount can be reasonably estimated. Profit from such change orders and claims is recorded in the period such amounts are settled or approved.
      It is possible there will be future and currently unforeseeable significant adjustments to our estimated contract revenues, costs and gross margins for contracts currently in process, particularly in the later stages of the contracts. These adjustments are common in the construction industry and inherent in the nature of our contracts. These adjustments could, depending on the magnitude of the adjustments and/or the number of contracts being completed, materially, positively or negatively, affect our operating results in an annual or quarterly reporting period. These adjustments are, in our opinion, most likely to occur as a result of, or be affected by, the following factors in the application of the percentage-of-completion accounting method discussed above for our contracts.

      Revenues and gross margins from cost-reimbursable, long-term contracts can be significantly affected by contract incentives/penalties that may not be known or finalized until the later stages of the contracts. Substantially all of our revenues from cost-reimbursable contracts are based on costs incurred plus the fee earned. Applying our revenue recognition practices to these types of contracts usually results in revenues being recognized as work is performed and costs are incurred and generally results in a reasonably consistent gross margin during most of the contract term.
      Our cost-reimbursable contracts are sometimes structured as target-price contracts. Target-price contracts contain an incentive/ penalty arrangement which results in our fee being adjusted, within certain limits, for cost underruns/ overruns to an established target-price, representing our estimated cost and fee for the project. In addition, certain target-price contracts require that we share in cost overruns in excess of our fee which would result in a loss on the contract should such a level of cost overruns occur. Cost-reimbursable contracts generally provide for reimbursement of all of our costs, but generally limit our fee to a fixed percentage of costs or to a certain specified amount and often specify costs that are not reimbursable. Usually, target-price contracts are priced with higher fees than cost-reimbursable contracts because of the uncertainties relating to an adjustable fee arrangement or for the sharing of potential cost overruns in excess of the fee. Additionally, both the target cost and cost-reimbursable contracts frequently have other incentive and penalty provisions for such matters as schedule, testing and performance results.
      Generally, the penalty provisions for our cost-reimbursable contracts are “capped” to limit our monetary exposure to a portion of the contract gross margin. Although we believe it is unlikely that we could incur losses or lose all of our gross margin on our cost-reimbursable contracts, it is possible for penalties to reduce or eliminate previously recorded profits. The incentive/ penalty provisions are usually finalized as contract change orders either subsequent to negotiation with, or verification by, our customers.
      Therefore, while cost-reimbursable, target-price and other “cost-reimbursable” contracts generally limit our risks on the related projects, we can and do incur losses on these contracts.
      In most situations, the amount and impact of incentives/penalties are not, or cannot be, finalized until the completion stages of the contract, at which time we will record the adjustment amounts on a cumulative, catch-up basis.
      The accuracy of gross margins from fixed-price contracts is dependent on the accuracy of cost estimates and other factors. We have a number of fixed-price contracts, most of which were entered into on a negotiated basis. We also have fixed-price contracts awarded based on competitive bids.
      The accuracy of the gross margins we report for fixed-price contracts is dependent upon the judgments we make with respect to our contract performance, our cost estimates, and our ability to recover additional contract costs through change orders, claims or backcharges to the customer, subcontractors and vendors. Many of these contracts also have incentive/penalty provisions. Increases in cost estimates, unless recoverable from claims, will result in a reduction in margin equivalent to the cost increase.
      Revenues and gross margin on contracts can be significantly affected by change orders and claims that may not be ultimately negotiated until the later stages of a contract or subsequent to the date a contract is completed. During the course of our work on a contract, disputes with other parties involved in the contract can and often do occur. These disputes are generally the result of one party incurring costs or damages caused by another party during execution of the project. We may incur additional costs or be damaged and we may cause additional costs or damage other parties. The other parties include our customer on the contract, subcontractors and vendors we have contracted with to execute portions of the project and others. We may claim damages against others and others may claim damages against us. Collectively, we refer to disputes related to collection of these damages as “claims.” Claims include amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. These claims against customers are included in our revenue estimates as additional contract revenue to the extent that contract costs have been incurred when the recovery of such amounts is probable. Backcharges and claims against and from our customers, vendors, subcontractors and others are included in our cost estimates as a reduction or increase in total estimated costs when recovery or payment of the amounts are probable and the costs can be reasonably estimated.
      When estimating the amount of total gross margin or loss on a contract, we include claims related to our customers as adjustments to revenue and claims related to vendors, subcontractors and others as adjustments to cost of revenues when the collection is deemed probable and the amounts can be reasonably estimated. Including claims in this calculation increases the gross margin (or reduces the loss) that would otherwise be recorded without consideration of the claims. Our claims against others are recorded to the extent of costs incurred and include no profit. In most cases, the claims included in determining contract gross margin are less than the actual claim that will be or has been presented.
      Claims are included in costs and estimated earnings in excess of billings on the balance sheet.
      Claims at August 31, 2004 and 2003 relate primarily to three major contracts, all of which are complete or substantially complete. We are actively engaged in claims negotiation with the other parties or have commenced legal proceedings.
      See Note 20 of the notes to our fiscal 2004 consolidated financial statements for further discussion of our significant claims.

Other Revenue Recognition and Profit and Loss Estimates
      The revenue recognition policies related to our fabrication contracts, consulting services, and manufacturing operations are described in the accompanying notes to our consolidated financial statements. Because of the nature of the contracts and related work, estimates and judgments are usually not as significant in the determination of revenue and profit and loss for these services as they are for the engineering, procurement and construction contracts.

Allowance for Doubtful Accounts
      We maintain an allowance for doubtful accounts related to estimated losses that could result from the inability of certain of our customers to make required payments. We record to expense additions to the allowance for doubtful accounts based on management’s assessment of a specific customer’s inability to meet its financial obligations, and the balance of the allowance for doubtful accounts for the specific customer reduces the recognized receivable to the net amount we believe will be ultimately collected. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, further additions to the allowance for doubtful accounts, which would reduce our earnings, may be required. These increases to the allowance for doubtful accounts could be significant, depending upon (i) the size of certain of our EPC contracts and (ii) the potential for us to perform a substantial amount of unreimbursed work on significant projects prior to customers notifying us of their intent not to pay the amounts due (see Note 1 of the notes to our fiscal 2004 consolidated financial statements).

Income Taxes
      Deferred income taxes are provided on a liability method whereby deferred tax assets/liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards and other tax credits. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We also consider the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment of such realization. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of November 30, 2004, we had gross deferred tax assets of $112.5 million including $72.9 million related to net operating losses and tax credit carryforwards. As of November 30, 2004, we had a deferred tax asset valuation allowance of $10.3 million.

Acquisitions — Fair Value Accounting and Goodwill Impairment
      Goodwill represents the excess of the cost of acquired businesses over the fair value of their identifiable net assets. Our goodwill balance as of November 30, 2004 was approximately $521.0 million, most of which related to the Stone & Webster acquisition in fiscal 2000 and the IT Group acquisition in fiscal 2002 (see Notes 4 and 8 of the notes to our fiscal 2004 consolidated financial statements).
      We completed our annual impairment test during the third quarter of fiscal 2004 in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” and determined that goodwill was not impaired. We test goodwill for impairment at our operating segment level. In evaluating whether an impairment of goodwill exists, we calculate the estimated fair value of each of our three segments based on projected discounted cash flows as of the date we perform the impairment tests. We then compare the resulting fair values by segment to the respective net book values, including goodwill. If the net book value of a segment exceeds its fair value, we measure the amount of the impairment loss by comparing the implied fair value (which is a reasonable estimate of the value of goodwill for the purpose of measuring an impairment loss) of the segment’s goodwill to the carrying amount of that goodwill. To the extent that the carrying amount of a segment’s goodwill exceeds its implied fair value, we recognize a goodwill impairment loss at that time. In evaluating whether there was an impairment of goodwill, we also take into consideration changes in our business mix and changes in our projected discounted cash flows, in addition to our stock price and market value of interest-bearing obligations. We do not believe any events have occurred since our annual impairment test that would cause an impairment of goodwill. However, our businesses are cyclical and subject to competitive pressures. Therefore, it is possible that the goodwill values of our businesses could be adversely impacted in the future by these or other factors and that a significant impairment adjustment, which would reduce earnings and affect various debt covenants, could be required in such circumstances. Our next required annual impairment test will be conducted in the third quarter of fiscal 2005 unless indicators of impairment occur prior to that time.
      Our estimates of the fair values of the tangible and intangible assets and liabilities we acquire in acquisitions are determined by reference to various internal and external data and judgments, including the use of third party experts. These estimates can and do differ from the basis or value (generally representing the acquired entity’s actual or amortized cost) previously recorded by the acquired entity for its assets and liabilities. Accordingly, our post-acquisition financial statements are materially impacted by and dependent on the accuracy of management’s fair value estimates and adjustments. Our experience has been that the most significant of these estimates are the values assigned to construction contracts, production backlog, customer relationships, licenses and technology. These estimates can also have a positive or negative material effect on future reported operating results. Further, our future operating results may also be positively or negatively materially impacted if the final values for the assets acquired or liabilities assumed in our acquisitions are materially different from the fair value estimates which we recorded for the acquisition.

Long-Lived Assets
      We periodically assess the recoverability of the unamortized balance of our intangible assets, including licenses, patents, technology and related processes, based on expected future profitability and undiscounted expected cash flows and their contribution to our overall operations. Should the review indicate that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of the other intangible assets would be recognized as an impairment loss.

Litigation, Commitments and Contingencies
      We are subject to various claims, lawsuits, environmental matters and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based on professional knowledge and experience of our management and legal counsel. In accordance with SFAS No. 5, “Accounting for Contingencies,” amounts are recorded as charges to earnings when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The ultimate resolution of any such exposure may vary from earlier estimates as further facts and circumstances become known.

Retirement Benefits
      Assumptions used in determining projected benefit obligations and the fair value of plan assets for our pension plans are regularly evaluated by management in consultation with outside actuaries who are relied upon as experts. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return on investments, or future salary costs, our future pension benefit expenses could increase or decrease. As of August 31, 2004, the date of our last actuarial report, we had a minimum pension liability recorded of $20.9 million. This liability will likely require us to increase our future cash contributions to the plans.
General
      We are a leading global provider of comprehensive services to the power, process and environmental and infrastructure industries. We are a vertically integrated provider of comprehensive engineering, procurement, pipe fabrication, construction and maintenance services to the power and process industries. We also provide services to the environmental, infrastructure and homeland security markets, including consulting, engineering, construction, remediation and facilities management services to governmental and commercial customers.
      Founded in 1987, we have expanded rapidly through internal growth and the completion and integration of a series of strategic transactions including the Stone & Webster Incorporated transaction in late fiscal 2000 and the IT Group Inc. transaction in fiscal 2002. Our fiscal 2004 revenues were approximately $3.1 billion and our backlog at November 30, 2004 was approximately $5.4 billion. We are headquartered in Baton Rouge, Louisiana with offices and operations in North America, South America, Europe, the Middle East and the Asia-Pacific region and employ approximately 17,800 people.
      Effective September 1, 2004, we segregated our business activities into four operating segments: Energy & Chemicals (E&C) segment, Maintenance segment, Environmental & Infrastructure (E&I) segment, and Fabrication, Manufacturing & Distribution (F&M) segment. The primary change from our previously reported segments is the division of our former Engineering, Construction & Maintenance (ECM) segment into the newly created E&C segment and Maintenance segment (see Note 10 to our condensed consolidated financial statements for the three months ended November 30, 2004).
      In the information provided in this prospectus supplement, we provide the new segment information for the quarterly periods ended November 30, 2004 and 2003, but we continue to use the old segment information for the fiscal years ended 2004, 2003 and 2002.
Results Of Operations
      A substantial portion of our revenue and profit, particularly for our E&C and E&I segments, is derived from engineering, procurement and construction (EPC) projects. Some of these projects may span several years from start to finish. We recognize revenue and margin for these contracts on the percentage-of-completion method which requires estimates of the total revenue and total costs at completion as well as the progress towards completion.
      These estimates are dependent upon judgments including material costs and quantities, labor productivity, subcontractor performance and other costs. In addition, disputes on our projects can and sometimes do occur with our customers, subcontractors and equipment vendors that require significant judgment as to the ultimate resolution and may take an extended period of time to resolve.
      As large projects are executed, estimates of total revenues and total costs at completion are refined and revised. These estimates change due to factors and events affecting execution and often include estimates for resolution of disputes between us and our customers, subcontractors or equipment suppliers that may be settled in negotiations or through arbitration, mediation or other legal methods.
      The percentage-of-completion method requires that adjustments to estimated revenues and costs, including estimated claim recoveries, be recognized on a cumulative basis, when the adjustments are identified. When these adjustments are identified near or at the end of a project, the full impact of the change in estimate would be recognized as a change in the margin on the contract in that period. This can result in a material impact on our results for a single reporting period. Therefore, our discussion of results for each of our segments often includes disclosure of significant changes in major projects and their impact on our results.
      The following tables present, for the periods indicated, revenues, gross profit (loss) and gross profit (loss) percentages for each of our four segments following our reorganization effective September 1, 2004 (in millions):

	Three Months Ended
	November 30,

	2004	2003

Revenues:
E&I	$331.3	$316.8
E&C	266.4	135.3
Maintenance	191.2	149.9
F&M	39.2	44.9

Total revenue	$828.1	$646.9

Gross profit:
E&I	$46.1	$43.3
E&C	21.4	(45.4)
Maintenance	0.8	8.7
F&M	8.1	5.0

Total gross profit	$76.4	$11.6

Gross profit percentage:
E&I	13.9%	13.7%
E&C	8.0	(33.6)
Maintenance	0.4	5.8
F&M	20.8	11.1
Total gross profit percentage	9.2%	1.8%
      The following tables present, for the periods indicated, revenues, gross profit (loss) and gross profit (loss) percentages for each of our three segments as reported prior to September 1, 2004.

	Year Ended August 31,

	2004	2003	2002

Revenues:
E&I	$1,329.4	$1,203.8	$489.8
ECM	1,567.2	1,840.3	2,276.4
F&M	180.3	248.7	382.9

Total revenue	$3,076.9	$3,292.8	$3,149.1

Gross profit:
E&I	$160.6	$133.4	$69.3
ECM	28.6	95.5	170.4
F&M	30.6	40.9	81.3

Total gross profit	$219.8	$269.8	$321.0

Gross profit percentage:
E&I	12.1%	11.1%	14.1%
ECM	1.8	5.2	7.5
F&M	17.0	16.4	21.2
Total gross profit percentage	7.1%	8.2%	10.2%
      Our revenues by industry sector were as follows (in millions, except for percentages):

	Three Months Ended November 30,				Year Ended August 31,

Industry Sector	2004		2003		2004		2003		2002

Environmental and Infrastructure	$331.3	40%	$316.8	49%	$1,329.4	43%	$1,203.8	37%	$489.8	16%
Power Generation	340.1	41	194.6	30	1,115.5	36	1,536.2	47	2,217.8	70
Process Industries	141.9	17	120.5	19	544.2	18	440.5	13	258.5	8
Other Industries	14.8	2	15.0	2	87.8	3	112.3	3	183.0	6

	$828.1	100%	$646.9	100%	$3,076.9	100%	$3,292.8	100%	$3,149.1	100%

      The following tables present our revenues by geographic region (in millions, except for percentages):

	Three Months Ended November 30,				Year Ended August 31,

Geographic Region	2004		2003		2004		2003		2002

United States	$699.1	85%	$549.2	85%	$2,511.6	82%	$2,800.9	85%	$2,737.3	87%
Asia/ Pacific Rim	60.2	7	38.4	6	223.4	7	219.8	7	146.1	5
Middle East	24.7	3	6.1	1	151.3	5	12.0	—	10.8	—
Canada	21.8	3	20.6	3	96.3	4	127.7	4	108.2	4
Europe	12.1	1	30.6	5	74.5	2	101.9	3	103.7	3
South America and Mexico	7.5	1	1.3	—	7.2	—	14.7	—	27.6	1
Other	2.7	—	0.7	—	12.6	—	15.8	1	15.4	—

	$828.1	100%	$646.9	100%	$3,076.9	100%	$3,292.8	100%	$3,149.1	100%

     Backlog by segment is as follows (in millions, except for percentages):

	November 30,
	2004		August 31, 2004

E&I	$2,625.8	49%	$2,856.4	50%
E&C	1,191.3	22	1,340.2	23
Maintenance	1,427.0	26	1,453.6	25
F&M	147.4	3	115.8	2

	$5,391.5	100%	$5,766.0	100%

	Year Ended August 31,

	2004		2003		2002

E&I	$2,856.4	50%	$2,783.9	59%	$2,313.7	41%
ECM	2,793.8	48	1,868.3	39	3,017.0	54
F&M	115.8	2	99.1	2	274.0	5

	$5,766.0	100%	$4,751.3	100%	$5,604.7	100%

      Backlog by industry sector is as follows (in millions, except for percentages):

	November 30,
Industry Sector	2004		August 31, 2004

Environmental and Infrastructure	$2,625.8	49%	$2,856.4	50%
Power Generation	2,049.3	38	2,176.7	38
Process Industries	681.0	12	723.2	12
Other Industries	35.4	1	9.7	—

	$5,391.5	100%	$5,766.0	100%

Executive Summary
      The first quarter of fiscal 2005 reflects revenue growth compared to the first quarter of fiscal 2004 primarily as a result of increased activity in the power generation market driven by activity on two combined-cycle power plants in our E&C segment. Our E&C and Maintenance revenues were also positively impacted by consistent demand for clean fuels and maintenance services, and transmission and distribution revenues from our Shaw EDS subsidiary which was acquired in the second quarter of fiscal 2004. E&I segment revenues were positively impacted for the first quarter of fiscal 2005 by revenues from disaster relief and construction services in the Southeast region of the United States along with services from U.S. Government customers in Iraq.
      During fiscal 2004, we experienced increasing activity in our E&C and E&I segments as reflected in our backlog, with new power generation projects in New York and Utah, increasing activity in the process maintenance and process technology sectors, and new awards in the Middle East. However, fiscal 2004 revenue was negatively impacted by a reduction in the number of domestic new construction power projects offset by higher revenue from the transmission and distribution sector through our EDS acquisition in December 2003, and E&I service contracts supporting U.S. Government projects in Iraq.
      Gross profit for the first quarter of fiscal 2005 significantly increased compared to the first quarter of fiscal 2004 as the first quarter of fiscal 2004 included a pre-tax charge of $39.3 million related to the NEG projects. Excluding the NEG charge, gross profit for the first quarter of fiscal 2005 increased compared to the first quarter of fiscal 2004 primarily due to increased construction activity on two power plants, clean fuels projects and E&I disaster relief and construction service contracts. These increases were partially offset by the reversal of $4.5 million in revenue on our TVA nuclear restart project as a result of revised estimates of the project’s percentage-of-completion due to the additional scope of work during the first quarter of fiscal 2005.
      The major factors contributing to the decrease in our E&C segment gross profit percentages for fiscal 2004 as compared to fiscal 2003 were:

•	charges related to the Covert and Harquahala projects; and

•	decrease in overall activity of domestic new construction power plants.
      During the third quarter of fiscal 2004, we determined that our hanger engineering and pipe support businesses which are included in our F&M segment should no longer be part of our core business plan, and therefore began actively marketing these businesses. Placing these businesses as available for sale resulted in an impairment charge and restatement to reflect these businesses as discontinued operations. The primary assets of these operations were sold on August 31, 2004.
      Since August 31, 2004, our backlog has decreased approximately 6% as we execute under existing contracts in our backlog. The decrease was partially offset by awards and additional scope of work in our E&I segment and nuclear projects in our Maintenance segment.
      Our backlog increased significantly in fiscal 2004 with new project awards including two EPC contracts in New York and Utah, desulphurization contracts for two customers, new contracts related to clean fuels emissions projects as well as increased awards on U.S. Government contracts in the Middle East.
      Backlog is largely a reflection of the broader positive economic trends being experienced by our customers and is important in anticipating operational needs. Backlog is not a measure defined in generally accepted accounting principles, and our methodology in determining backlog may not be comparable to the methodology used by other companies in determining their backlog. We cannot provide any assurance that revenues projected in our backlog will be realized, or if realized, will result in profits. See “— Backlog” for further discussion of our methodology in determining backlog.
      Cash flows from operations were positive during the first quarter of fiscal 2005 as compared to the first quarter of fiscal 2004 primarily due to the impact of working capital changes and the reduced impact of costs incurred prior to fiscal 2005 on major projects subject to claims (see Note 12 to our condensed consolidated financial statements for the three months ended November 30, 2004). The improvement in cash flows from operations was offset by investing activities including capital expenditures, increased equity contributions during the first quarter of fiscal 2005 in support of our housing privatization initiatives and net deposits into restricted and escrowed cash. Financing activities were minimal during the first quarter of fiscal 2005.
      We have continued to use cash in support of our operations, capital expenditures and acquisitions, specifically, our acquisition of Energy Delivery Services, Inc. in December 2003 and capital contributions to our military housing privatization joint venture entities. Our financing activities have been a source of cash for us with two equity issuances in October 2003 and May 2004 which allowed us to pay down our LYONs debt.
      We continue to believe fiscal 2005 total revenues will be higher than fiscal 2004 total revenues with improved gross profit in fiscal 2005 compared to fiscal 2004 before consideration of the NEG project charges incurred in the first quarter of fiscal 2004.

      The following presents a comparison of our operating results (and certain other information) for the three months ended November 30, 2004 as compared with the three months ended November 30, 2003 for our four business segments:

Three Months Ended November 30, 2004 Compared to Three Months Ended November 30, 2003

E&I Segment

Revenues — E&I Segment
      The increase in revenues of $14.5 million or 4.6% for the three months ended November 30, 2004 as compared to the three months ended November 30, 2003 is primarily attributable to:

•	project revenues of $19.8 million associated with providing disaster relief and construction services to federal customers in hurricane damaged areas during the first quarter of fiscal 2005;

•	project revenues of $16.1 million relating to services provided to U.S. Government customers in Iraq; and

•	revenue of $15.6 million relating to public works and logistic support services for the U.S. Army.
      The increase in revenues for the three months ended November 30, 2004 was reduced by:

•	a decrease of $14.1 million in domestic federal environmental remediation work, including the Department of Defense due to delays in funding of domestic contract awards; and

•	an overall reduction in demand for construction services to commercial customers.

Gross Profit and Gross Profit Percentage — E&I Segment
      Gross profit increased by $2.8 million while the gross profit percentage remained relatively consistent for the three months ended November 30, 2004 as compared to the three months ended November 30, 2003. The impact to the gross profit and gross profit percentage is primarily due to:

•	a reduction in estimated costs to complete a major fixed price contract as a result of cessation of certain operations at the request of the client which decreased our estimated project expenses resulting in an incremental $3.7 million increase in gross profit as compared to the prior year comparative period for this project, and favorably impacted gross profit by $8.7 million in the first quarter of fiscal 2005; and

•	an increase arising from project services provided to U.S. Government customers in Iraq and for disaster relief and construction services to federal customers in hurricane damaged areas.
      The increases in gross profit and gross profit percentage were partially offset by contract losses due to project execution on certain commercial construction projects and contract losses on certain fixed price projects in our federal Mission Support Services business.

Backlog — E&I Segment
      Backlog for the E&I segment as of November 30, 2004 is $2.6 billion as compared to $2.9 billion as of August 31, 2004. The decrease in backlog is primarily attributable to less than historical increases in scope of work on previously awarded contracts and reductions in contract backlog on lower margin multiple award construction contracts.
      We anticipate our segment revenue will decrease in the second quarter of fiscal 2005 and increase in the later part of the fiscal year, reflecting the seasonal nature of our E&I operations. Additionally, we anticipate fiscal 2005 revenues to be down slightly from fiscal 2004 levels and we expect our gross profit to decrease in fiscal 2005 due to a change in the mix of work, with the completion of some of our large projects in fiscal 2004 and the expectation of new work in fiscal 2005 to be based on the current competitive environment in this industry sector.

E&C Segment
      The following tables present E&C revenues from customers in the following industry sectors (in millions, except for percentages):

	Three Months Ended
	November 30,

Industry Sector	2004		2003

Power Generation	$181.6	68%	$69.4	51%
Process Industries	80.0	30	57.3	43
Other Industries	4.8	2	8.6	6

	$266.4	100%	$135.3	100%

Revenues — E&C Segment
      The increase of $131.1 million or 97% in segment revenue for the three months ended November 30, 2004 compared to the three months ended November 30, 2003 is due to several contributing factors including:

•	engineering, procurement and construction activities on two combined-cycle power plants in Queens, New York and Mona, Utah;

•	increasing construction and EPC services to customers in the process industries;

•	engineering and procurement activities on several domestic clean fuels projects;

•	revenues of $34.9 million from Shaw EDS subsidiary which we acquired in the second quarter of fiscal 2004; and

•	a $39.3 million pre-tax charge which reduced revenue related to the Covert and Harquahala projects (the NEG projects) in the first quarter of fiscal 2004 with no such charge in the first quarter of fiscal 2005.

Gross Profit (Loss) and Gross Profit (Loss) Percentages — E&C Segment
      For the three months ended November 30, 2004, the increase in gross profit and gross profit percentage as compared to the three months ended November 30, 2003 is due primarily to:

•	a $39.3 million pre-tax charge which reduced revenue related to the NEG projects in the first quarter of fiscal 2004 with no such charge in the first quarter of fiscal 2005.

•	increased activity on two new combined-cycle power plants in Queens, New York and Mona, Utah; and

•	gross profit from the acquisition of EDS which occurred in the second quarter of fiscal 2004.
      The increase in gross profit and gross profit percentage for the three months ended November 30, 2004 compared to the three months ended November 30, 2003 was partially offset by:

•	a negative impact of $0.8 million related to severance costs incurred in the restructuring of the segment’s Canadian operations; and

•	dispute resolution costs primarily related to the claims discussed in Note 12 of our notes to our condensed consolidated financial statements of $3.1 million for the first quarter of fiscal 2005 as compared to $1.1 million for the first quarter of fiscal 2004.

Backlog — E&C Segment
      Segment backlog at November 30, 2004 was approximately $1.2 billion, compared with approximately $1.3 billion at August 31, 2004 and was comprised of the following (in millions, except for percentages):

	November 30,		August 31,
Industry Sector	2004		2004

Power Generation
Nuclear Power	$61.2	5%	$65.5	5%
Fossil Fuel	744.3	63	864.4	64
Other	23.4	2	34.9	3

Total Power Generation	828.9	70	964.8	72
Process Industries	362.4	30	373.0	28
Other Industries	—	—	2.4	—

Total E&C	$1,191.3	100%	$1,340.2	100%

      E&C segment’s backlog decreased since August 31, 2004 primarily as a result of continued progress on two existing combined-cycle power plants during the first quarter of fiscal 2005. Backlog remained relatively consistent for the nuclear and process industry sectors with new awards reduced by work on existing projects. Although backlog has decreased since August 31, 2004, we have been experiencing increased bid and proposal activity for international projects in both the Asia-Pacific and the Middle East regions of the world during the first quarter of fiscal 2005.
      Given the new awards in the power and process industries during fiscal 2004, we anticipate revenue for fiscal 2005 to be slightly higher than fiscal 2004. Gross profit percentage for the remaining quarters in fiscal 2005 are expected to be generally consistent with the first quarter of fiscal 2005.

Maintenance Segment
      The following table presents revenue from Maintenance customers in the following industry sectors (in millions, except for percentages):

	Three Months Ended
	November 30,

Industry Sector	2004		2003

Power Generation	$141.8	74%	$112.5	75%
Process Industries	48.9	26	37.3	25
Other Industries	0.5	—	0.1	—

	$191.2	100%	$149.9	100%

Revenues — Maintenance Segment
      The increase of $41.3 million or 27.6% in segment revenue for the three months ended November 30, 2004 compared to the three months ended November 30, 2003, respectively, is due to an expansion in the type and amounts of maintenance services for two customers in the power market in the first quarter of fiscal 2005 as compared to the first quarter of fiscal 2004.
      On the TVA nuclear restart project, we are recording material performance incentives based primarily on schedule and cost savings on the project that will be ultimately determined and paid at the completion of the project which we estimate will occur in fiscal 2006. We have estimated the performance incentives that we expect to be paid, and we are recording the estimated amount in revenue and unbilled receivables on the percentage-of-completion method of accounting based on costs incurred to date as a percentage of estimated total project costs at completion of the project.

      During the first quarter of fiscal 2005, we agreed to perform additional tasks related to the TVA nuclear restart project that were previously not included in our scope of work. These additional tasks will increase the contract value for the project by approximately 43% and add gross profit to our original project estimate. Due to the increase in the scope of the work on the project, our calculated percentage-of-completion at November 30, 2004 has decreased as compared to the percentage-of-completion calculated as of August 31, 2004, which resulted in the reversal of performance incentive revenues and gross profit previously recognized. However, the performance incentive revenues and gross profit amount reversed will be recognized as costs are incurred over the remaining contract term. In addition, in conjunction with the increase in our scope of work, we reduced our estimate of the total performance incentives expected to be earned on the project, which also resulted in a reversal of revenues and gross profit previously recognized. Although these reversals were offset by progress in percentage-of-completion achieved during the period, we recognized a net reduction in revenue and gross profit on the project of $4.5 million related to the performance incentive in the first quarter of fiscal 2005.
      Demand for our maintenance services within the power market is seasonal and tends to be lower when power production needs are high during the summer and winter months with increased scheduled maintenance during other months of the year. As a result, revenues in the second quarter of fiscal 2005 are expected to be lower than revenues in the first quarter of fiscal 2005 but higher than the second quarter of fiscal 2004 due to the additional scope of work related to the TVA nuclear restart project and other maintenance contracts. Additionally, revenues in fiscal 2005 are expected to exceed fiscal 2004 revenues.

Gross Profit and Gross Profit Percentages — Maintenance Segment
      For the three months ended November 30, 2004, the decrease in gross profit and gross profit percentage compared to the three months ended November 30, 2003 is due primarily to the reversal of revenue and gross profit related to the TVA nuclear restart project as discussed above.
      Given the changes discussed above, we expect the gross profit percentage on the TVA nuclear restart project to be lower in future periods, as compared to the latter part of fiscal 2004, while total gross profit recorded will increase due to the additional scope of work.

Backlog — Maintenance Segment
      Segment backlog at November 30, 2004 was approximately $1.4 billion compared with approximately $1.5 billion at August 31, 2004 and was comprised of the following (in millions, except for percentages):

Industry Sector	November 30, 2004		August 31, 2004

Power Generation
Nuclear Power	$988.0	69%	$967.6	67%
Fossil Fuel	138.1	10	148.8	10
Other	33.6	2	23.8	1

Total Power
Generation	1,159.7	81	1,140.2	78
Process Industries	264.3	19	313.3	22
Other Industries	3.0	—	0.1	—

Total Maintenance	$1,427.0	100%	$1,453.6	100%

      Maintenance segment’s backlog has decreased slightly from August 31, 2004 due to progress on existing contracts primarily offset by the additional scope of work on the TVA nuclear restart project as discussed above and other nuclear project awards.

F&M Segment

Revenues — F&M Segment
      The decrease in revenues of $5.7 million or 12.7% for the first quarter of fiscal 2005 as compared to the first quarter of fiscal 2004 is primarily attributable to a decline in fabrication projects caused by reduced demand from the power generation market. This decrease in fabrication revenues was partially offset by an increase in fabrication revenues from the process industries (chemical, petro-chemical and refinery) which continued to comprise the majority of this segment’s total revenues for the first quarter of fiscal 2005. In addition, this segment experienced an increase in manufacturing revenues of $4.8 million or 43.6% from the first quarter of fiscal 2004 to the first quarter of fiscal 2005 due to greater demand for our manufactured products as a result of shortages of these products in world markets. During the first quarter of fiscal 2005, revenue was also positively impacted by recent escalations in the price of steel for which material costs are passed through to the customer.
      Segment revenues exclude intersegment revenues of $9.4 million for the first quarter of fiscal 2005 compared to less than $0.1 million in the first quarter of fiscal 2004. This increase in intersegment revenues reflects the shift in this segment’s revenues from external customers to supporting company-wide operations, specifically, our E&C and Maintenance segment projects.

Gross Profit and Gross Profit Percentage — F&M Segment
      Gross profit for this segment has increased $3.1 million or 62.0% for the first quarter of fiscal 2005 compared to the first quarter of fiscal 2004. The segment’s gross profit percentage of 20.8% for the first quarter of fiscal 2005 as compared to 11.1% for the first quarter of 2004 reflects the increased gross profit being realized on the segment’s manufacturing and distribution products in late fiscal 2004 and into the first quarter of fiscal 2005. This segment’s gross profit is impacted by intersegment revenues as they are eliminated from the F&M segment in consolidation while the related gross profit recognized on sales to external customers remains with the F&M segment. The increase in gross profit percentage for the first quarter of fiscal 2005 includes 4.0 percentage points of gross profit related to these intersegment revenues.
      In addition, gross profit and gross profit percentage have also been positively impacted by the sale, reduction or ceasing of production at certain smaller facilities, consolidation of certain operations, and implementation of other cost savings programs within the segment which began in the first quarter of fiscal 2004.

Backlog — F&M Segment
      Backlog for this segment has increased from $115.8 million at August 31, 2004 to $147.4 million at November 30, 2004. The increase in backlog reflects approximately $29.0 million in new contracts for an oil and gas customer for natural gas separation and a compression plant in Qatar. The increase in backlog was partially offset by work performed under existing contracts during the three months ended November 30, 2004.
      Based on our market outlook, we expect revenues and gross profit to slightly increase for the second and third quarters of fiscal 2005 as a result of expected new contract awards and the continued shortage of materials available in the manufacturing and distribution market worldwide. We expect further improvement in revenues and gross profit in this segment for the remainder of fiscal 2005 given the recent increased demand.

Unconsolidated Entities
      During the first quarter of fiscal 2005, we recognized earnings of $0.3 million as compared to earnings of $0.6 million for the first quarter of fiscal 2004 from operations of unconsolidated entities, including joint ventures, which are accounted for using the equity method.

General and Administrative Expenses, Interest Expense and Income, Other Income (Expense), Income Taxes and Other Comprehensive Income
      General and administrative expenses were approximately $48.6 million for the three months ended November 30, 2004 compared with approximately $72.3 million for the three months ended November 30, 2003. General and administrative expenses for the three months ended November 30, 2003 included $29.4 million of amortization expense related to the acceleration of amortization of certain software assets in the first quarter of fiscal 2004 as a result of a successful implementation of software systems (see Note 5 to our condensed consolidated financial statements for the three months ended November 30, 2004). The $5.7 million increase in general and administrative expenses, excluding the $29.4 million of amortization, from the first quarter of fiscal 2004 to the first quarter of fiscal 2005 reflects increased expenses associated with our EDS acquisition as well as increased bid and proposal costs; however, general and administrative expenses excluding the $29.4 million accelerated amortization expense decreased as a percentage of revenue from 6.6% for the first quarter of fiscal 2004 to 5.9% of revenues for the first quarter of fiscal 2005.
      Interest expense was $9.7 million for the first quarter of fiscal 2005 as compared to $10.5 million for the first quarter of fiscal 2004. This decrease was primarily attributable to a decrease in the amortization of financing fees related to the LYONS which were first tendered on May 1, 2004.
      Interest income was $1.0 million for the first quarter of fiscal 2005 as compared to $0.3 million for the first quarter of 2004 due to interest income on higher escrowed and restricted cash balances during the first quarter of fiscal 2005.
      Our effective tax rate was 35% for the first quarter of fiscal 2005 as compared to 33% for the first quarter of fiscal 2004. For the first quarter of fiscal 2005, the effective tax rate was impacted by a reduction of income from certain projects we expect to complete in fiscal 2005 related to our foreign entities which are not subject to federal income tax and the determination by us of our potential inability to utilize certain net operating losses in the foreseeable future that are currently being generated from some of our foreign subsidiaries.
      We believe net deferred tax assets, net of valuation allowances, at November 30, 2004, amounting to $65.8 million, are realizable through future reversals of existing taxable temporary differences and future taxable income. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of not having future taxable income. These factors have been considered in determining the valuation allowances. As of November 30, 2004, we have classified $47.3 million of deferred tax assets related to net operating loss carryforwards, research and development, and foreign tax credits as noncurrent since we do not anticipate realization of these amounts in the next twelve months. The long-term deferred tax assets have been offset by long-term deferred tax liabilities resulting in a $15.9 million net long-term deferred tax asset as of November 30, 2004.
      The loss from discontinued operations of $0.8 million and $0.1 million, net of tax, for the first quarters of fiscal 2005 and 2004, respectively, reflect discontinued operations and contract termination costs associated with the sale of our hanger engineering and pipe support businesses on August 31, 2004 (see Note 15 to our condensed consolidated financial statements for the three months ended November 30, 2004).

      The following presents a comparison of our operating results (and certain other information) for fiscal 2004 as compared with fiscal 2003 for our three business segments.

Fiscal 2004 Compared to Fiscal 2003

E&I Segment

Revenues — E&I Segment
      The increase in revenues of $125.6 million or 10.4% for fiscal 2004 as compared to fiscal 2003 is primarily attributable to:

•	project services supporting the U.S. Government customers in Iraq of $119.1 million;

•	public works and logistic support services for the U.S. Army of $45.1 million; and

•	offset by a decrease in domestic federal remediation work of approximately $64.3 million.
      During fiscal 2004, we have incurred bid and proposal, business development, start-up expenses, and other contract support costs of $8.1 million associated with pursuing new opportunities for international projects in the Middle East for our federal customers and others. To date, we have won federal contract awards for unfunded projects in Iraq of approximately $1.5 billion. As of August 31, 2004, we have approximately $273 million in unfunded backlog based on task orders received and our estimate of backlog utilization based on the current political and infrastructure developments in Iraq.

Gross Profit and Gross Profit Percentage — E&I Segment
      The increase in gross profit and gross profit percentage for fiscal 2004 as compared to fiscal 2003 is due primarily to:

•	a reduction in the estimated cost to complete a major fixed-price contract impacting gross profit by $12.0 million in 2004;

•	a favorable contract settlement on a completed project of $5.0 million in 2004;

•	favorable completion activities on a major time and materials project and revisions to cost estimates based on revised scope activities yielded an additional $4.4 million gross profit in 2004;

•	a reduction in a warranty liability of approximately $2.2 million in 2004; and

•	an increase of $1.5 million for a one-time reduction in an employee benefits accrual relating to a change in an employee benefits policy in 2004.
      Gross profit and gross profit percentage for fiscal 2004 and fiscal 2003 reflect an increase (decrease in cost of revenues) of $8.2 million and $19.3 million, respectively, for amortization of contract asset/liability adjustments related to contracts acquired in the IT Group acquisition, and $9.0 million and $12.2 million for fiscal 2004 and 2003, respectively, for the recognition of accrued loss reserves related to contracts acquired in the IT Group acquisition.

Backlog — E&I Segment
      Backlog for the E&I segment was $2.9 billion as of August 31, 2004 compared to $2.8 billion as of August 31, 2003. The increase in backlog is primarily attributable to increased awards for services to U.S. Government customers in Iraq of approximately $273 million, the award of a world wide contract with backlog of approximately $165 million along with steady backlog derived from our commercial customers domestically. These increases were offset by scheduled work and completed projects during fiscal 2004. We believe E&I segment revenues will remain consistent in fiscal 2005, but increase over the next several years as a result of a combination of factors, including market opportunities in various environmental clean-up, homeland security and both domestic and international infrastructure markets, including the Middle East.

      We anticipate fiscal 2005 revenues to be generally consistent with fiscal 2004; however, we expect our gross profit to decrease in fiscal 2005 due to a change in the mix of work, with the completion of some of our large projects in fiscal 2004 with the expectation of new work based on a more competitive environment in this industry sector.

ECM Segment
      The following table presents ECM revenues from customers in the following industry sectors (in millions except for percentages):

	Year Ended August 31,

Industry Sector	2004		2003

Power Generation	$1,054.8	67%	$1,446.8	79%
Process Industries	470.9	30	322.7	17
Other Industries	41.5	3	70.8	4

	$1,567.2	100%	$1,840.3	100%

Revenues — ECM Segment
      The decrease of $273.1 million or 14.8% in segment revenue for fiscal 2004 compared to fiscal 2003 is due to several contributing factors including:

•	the completion and winding-down of several domestic new construction power plants that commenced prior to fiscal 2003, specifically the completion of gas-fired power generation projects and related power engineering and construction activity in fiscal 2003, with minimal activity for new construction gas-fired power generation projects during fiscal 2003 and early fiscal 2004 due to a weakened power market;

•	the decrease was offset by an increase in revenues from engineering and procurement activities on the combined-cycle power plants in Queens, New York and Mona, Utah and services to other customers related to the process industries, nuclear restart project and engineering services related to our proprietary technologies; an increase from maintenance services related to multi-location service contracts signed with several customers during fiscal 2003; and an increase in revenues of $111.0 million for fiscal 2004 generated by our EDS operations acquired in the second quarter of fiscal 2004.

Gross Profit and Gross Profit Percentages — ECM Segment
      The decrease in gross profit and gross profit percentage for fiscal 2004 compared to fiscal 2003 is due primarily to:

•	a $39.3 million charge related to the Covert and Harquahala projects (the NEG projects) in fiscal 2004 and a reduction in our estimated claims recovery and an increase in estimated cost at completion related to the Harquahala project for costs related primarily to the duration of our involvement in start-up and on warranty related activities compared to a $30.0 million charge related to the NEG projects in fiscal 2003 (see Note 20 of the notes to our fiscal 2004 consolidated financial statements for additional discussion of the NEG projects);

•	a negative impact of $5.5 million related to a reduction of our incentive fee on a target-price contract to build a combined-cycle cogeneration facility near Philadelphia, Pennsylvania;

•	a reduction in our estimated claims recovery in the fourth quarter of fiscal 2004 of approximately $4.0 million on a UK construction project that was substantially complete in 2003;

•	pass-through equipment and other costs primarily on the power plant project in Queens, New York; and

•	a decrease in activity in our UK construction operations.
      Our margins for fiscal 2003 were positively impacted by approximately $28.0 million in gross profit recognition on certain projects that were substantially complete prior to fiscal 2003 due to favorable resolution of remaining estimated costs and exposures on such projects.
      The decrease in gross profit and gross profit percentage for fiscal 2004 as compared to fiscal 2003 was partially offset by:

•	an increase in gross profit due to the increase in activity as we ramp up progress on two combined-cycle power plants in Queens, New York and Mona, Utah;

•	an increase in margin related to sales of our proprietary technology from our Badger joint venture which we acquired in the third quarter of fiscal 2003;

•	an increase in activity on the TVA nuclear restart project beginning in the first quarter of fiscal 2004; and

•	the positive impact on gross profit from the acquisition of EDS which occurred in the second quarter of fiscal 2004.
      Gross profit and gross profit percentage for fiscal 2004 and 2003 reflect an increase (decrease in cost of revenues) of $5.2 million and $7.6 million for amortization of contract liability adjustments related to contracts acquired in the fiscal 2000 Stone & Webster acquisition.
      As major projects are completed and their project costs finalized, the ECM segment’s margins have been, and we expect will continue to be, positively or negatively impacted by contract completion negotiations with customers, subcontractors and vendors on such projects as well as the outcome of litigation and settlement discussions.

Backlog — ECM Segment
      Segment backlog at August 31, 2004 was approximately $2.8 billion, compared with approximately $1.9 billion at August 31, 2003, and was comprised of the following (in millions, except for percentages):

Industry Sector	August 31, 2004		August 31, 2003

Power Generation
Nuclear Power	$1,033.1	37%	$1,113.7	60%
Fossil Fuel EPC	1,013.2	36	198.6	11
Other	58.7	2	39.9	2

Total Power Generation	2,105.0	75	1,352.2	73
Process Industries	686.3	25	504.3	27
Other Industries	2.5	—	11.8	—

Total ECM	$2,793.8	100%	$1,868.3	100%

      ECM segment’s backlog has increased $925.5 million or 49.5% from August 31, 2003 primarily due to growth in our fossil fuel EPC backlog. Our fossil fuel EPC backlog includes the uncompleted portions of a $565 million fixed-priced EPC contract and a $170 million target-priced EPC contract to build gas-fired combined-cycle power plants. Additionally, backlog has increased due to a new customer contract for cleaner air emissions on four power plants as well as the expansion of EPC services to an existing customer related to cleaner air emissions. Backlog has also been increased for the expansion of nuclear and process maintenance services to both new and existing customers.

      Given recent new project awards in fiscal 2004 for domestic gas-fired power plants as well as an increase in demand for services in the power and process industries, we expect revenues to increase in fiscal 2005 as compared to fiscal 2004 with improved gross profit percentages in fiscal 2005.

F&M Segment

Revenues — F&M Segment
      The decrease in revenue of $68.4 million or 27.5% in fiscal 2004 as compared to fiscal 2003 is attributable to reduced domestic demand, primarily from power generation customers, without material offsetting increases in other industry sectors. The process industry (chemical, petro-chemical and refinery) comprises the majority of our fiscal 2004 revenues. Revenue in fiscal 2004 also includes $5.1 million in revenue from Shaw-Nass Middle East, W.L.L. and our China joint venture which were consolidated effective May 31, 2004 in accordance with FIN 46(R). The China joint venture was subsequently deconsolidated effective August 27, 2004.

Gross Profit and Gross Profit Percentage — F&M Segment
      The reduced demand for the segment’s products and the increase in overall market competitiveness has had a negative impact on pricing which has impacted gross profit and gross profit percentage for fiscal 2004; however, we continue to experience an increase in activity into early fiscal 2005. This lower gross profit and gross profit percentage in fiscal 2004 was slightly offset by ceasing production at certain smaller facilities, consolidating operations, and implementing other cost savings programs for this segment.
      During the third quarter of fiscal 2004, we began marketing for sale our hanger engineering and pipe support businesses. In connection with this asset disposal plan, we recognized a $3.0 million (net of tax of $2.0 million) impairment charge for fiscal 2004 (see Note 21 of the notes to our fiscal 2004 consolidated financial statements). The operating results of F&M have been restated to reflect these businesses as discontinued operations. On August 31, 2004, we sold these businesses for $1.3 million in cash.

Backlog — F&M Segment
      Backlog for this segment has increased from $99.1 million at August 31, 2003 to $115.8 million at August 31, 2004. The increase in backlog reflects new contracts to process industry customers and the addition of $3.4 million in backlog from Shaw-Nass Middle East, W.L.L., a non-wholly owned entity that was consolidated effective May 31, 2004 in accordance with FIN 46(R). The increase in backlog was partially offset by work performed under existing contracts during fiscal 2004.
      Based on our market outlook, we expect revenues and gross profit levels to slightly increase for the first two quarters of fiscal 2005 with further improvement in revenues and gross profit for the remainder of fiscal 2005 given the recent increased demand.

Unconsolidated Entities
      During fiscal 2004, we recognized earnings of $2.6 million (net of tax of $2.9 million) as compared to a loss of $3.0 million (net of a tax benefit of $1.6 million) for fiscal 2003 from operations of unconsolidated entities, including joint ventures, which are accounted for using the equity method. Included in the earnings of fiscal 2004 is $2.7 million related to the operations of Space Gateway, LLC, an unconsolidated joint venture acquired in the IT Group acquisition. In August 2004, we sold our interest for cash proceeds of $9.0 million and realized a gain on the sale of $0.8 million. The loss in fiscal 2003 includes a loss related to the winding down of operations for EntergyShaw (see Note 6 of the notes to our fiscal 2004 consolidated financial statements).

General and Administrative Expenses, Interest Expense and Income, Other Income (Expense), Income Taxes, and Other Comprehensive Income
      General and administrative expenses were approximately $215.8 million in fiscal 2004 compared with approximately $197.7 million in fiscal 2003. Our general and administrative expenses for fiscal 2004 included amortization expense of $29.4 million related to the acceleration of amortization of certain software assets in the first quarter of fiscal 2004 as a result of a successful implementation of software systems (see Note 8 of the notes to our fiscal 2004 consolidated financial statements). The $29.4 million of accelerated depreciation includes $10.2 million of amortization that would have been recorded on these assets in fiscal 2004 had we not accelerated the amortization resulting in a net increase of general and administrative expenses of $19.2 million for fiscal 2004 over fiscal 2003. The remaining increase is due primarily to the inclusion of the results of Badger Technologies, which we acquired in April 2003, for a full year in 2004, the inclusion of the operating results of Shaw EDS which we acquired in December 2003 and the impact of the consolidation of several variable interest entities as required by FIN 46(R) which were previously reported on an unconsolidated basis.
      For fiscal 2004, general and administrative expenses were 7.0% of revenues as compared to 6.0% for fiscal 2003. Without the additional amortization of $19.2 million, general and administrative expenses as a percentage of revenues were relatively consistent with fiscal 2003.
      Interest expense was approximately $38.4 million for fiscal 2004, compared to approximately $32.0 million for fiscal 2003. The increase over prior year is primarily due to the issuance on March 17, 2003 of approximately $253.0 million, 10.75% Senior Notes, partially offset by a reduction in interest expense related to LYONs repurchases with a total amortized value of approximately $530.6 million in late fiscal 2003 and throughout fiscal 2004 (see Note 9 of the notes to our fiscal 2004 consolidated financial statements). Our interest costs also include the amortization of loan fees associated with the Senior Notes, the LYONs and the Credit Facility, as well as unused line of credit and letter of credit fees, and therefore, our interest expense is higher than would be expected based on our borrowing levels and the stated interest rates.
      Interest income for fiscal 2004 decreased to approximately $1.7 million as compared to $5.4 million for fiscal 2003, as a result of lower levels of invested funds due to use of working capital, acquisitions and cash paid for the repurchase of a portion of the LYONs.
      The LYONs repurchases in fiscal 2004 resulted in a loss of approximately $1.3 million which included expenses and the write-off of unamortized debt issuance costs (see Note 9 of the notes to our fiscal 2004 consolidated financial statements). We recognized a gain of $2.7 million on LYON repurchases in fiscal 2003.
      We also recorded foreign currency transaction losses of $2.7 million in fiscal 2004, as compared to a gain of $0.1 million in fiscal 2003. These foreign currency transaction losses are primarily due to U.S. dollar denominated cash accounts held by our foreign subsidiaries whose functional currency strengthened compared to the U.S. dollar in fiscal 2004 and fiscal 2003. Although these foreign currency transaction gains (losses) are reflected in the statements of operations, substantially all of these gains (losses) did not directly impact our cash position on a consolidated basis.
      Our effective tax rate was 33% for both fiscal 2004 and 2003. Our tax rate is significantly impacted by the mix of foreign (including foreign export revenues) versus domestic work. We did not pay any federal income taxes in fiscal 2004 primarily because of a projected taxable loss for fiscal 2004 and the availability of operating losses resulting from the IT Group and Stone & Webster acquisitions. In fiscal 2004 and 2003, we recorded a valuation allowance of $6.4 million and $2.4 million, respectively, against certain foreign net operating loss carryforwards. The valuation allowance reflects our judgment that it is more likely than not that a portion of the deferred tax assets will not be realized. We believe that the remaining deferred tax assets at August 31, 2004 amounting to $105.4 million, are realizable through future reversals of existing taxable temporary differences and future taxable income and the timing of future reversals of existing taxable temporary differences. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of not having future taxable income. These factors have been considered in determining the valuation allowances. As of August 31, 2004, we have classified $53.5 million of deferred tax assets net of valuation allowances, related to net operating loss carryforwards, research and development credits and foreign tax credits as non-current as we do not anticipate realization of these amounts in the next twelve months. The long-term deferred tax assets have been offset by long-term deferred tax liabilities resulting in a $20.6 million net long-term deferred tax asset as of August 31, 2004.
      The loss from discontinued operations of $4.7 million (net of tax of $3.1 million), in fiscal 2004 includes a $3.0 million (net of a tax benefit of $2.0 million) impairment charge related to an asset disposal plan of our hanger engineering and pipe support businesses within our F&M segment which are classified as discontinued operations (see Note 21 of the notes to our fiscal 2004 consolidated financial statements). On August 31, 2004, the assets of these discontinued operations were sold for $1.3 million in net cash proceeds.

Fiscal 2003 Compared to Fiscal 2002

General
      Our revenues by industry sector were as follows (in millions, except for percentages):

	Year Ended August 31,

Industry Sector	2003		2002

Environmental and Infrastructure	$1,203.8	37%	$489.8	16%
Power Generation	1,536.2	47	2,217.8	70
Process Industries	440.5	13	258.5	8
Other Industries	112.3	3	183.0	6

	$3,292.8	100%	$3,149.1	100%

      The increase in total revenue from 2002 to 2003 was primarily attributable to an increase in revenue from our E&I segment, partially reduced by the extended weakness in the domestic power market, which has had a pervasive negative impact on our ECM and F&M segment revenues. Revenue from the power generation sector was approximately $681.6 million less in fiscal 2003 than in fiscal 2002, as revenue from several large gas-fired power generation projects, which commenced in fiscal 2001 and early fiscal 2002, declined upon completion of those projects. The decrease in power industry revenue was offset by a $713.8 million increase in environmental and infrastructure revenue from fiscal 2002 to fiscal 2003, due primarily to the acquisition of the IT Group in May 2002 (see Note 4 of the notes to our fiscal 2004 consolidated financial statements), and a $182.0 million increase in process revenue, due primarily to a 600,000 tons-per-year ethylene plant project in China.
      The following tables present our revenues by geographic region (in millions, except for percentages):

	Year Ended August 31,

Geographic Region	2003		2002

United States	$2,800.9	85%	$2,737.3	87%
Asia/ Pacific Rim	219.8	7	146.1	5
Canada	127.7	4	108.2	4
Europe	101.9	3	103.7	3
South America and Mexico	14.7	1	27.6	1
Middle East	12.0	—	10.8	—
Other	15.8	—	15.4	—

	$3,292.8	100%	$3,149.1	100%

      Revenues for projects in the United States increased $63.6 million for the year ended August 31, 2003 due primarily to growth in environmental and infrastructure revenues, partially offset by the previously mentioned decline in power generation revenues.

      Revenues from international projects increased to $491.9 million for the year ended August 31, 2003 from $411.8 million for the year ended August 31, 2002. The revenue increase in the Asia Pacific Rim region was primarily due to the result of the work performed on the ethylene plant in China. The increase in revenue in Canada was due primarily to an environmental consulting unit acquired through the IT Group acquisition.
      Backlog by industry sector is as follows (in millions, except for percentages):

	At August 31,

Industry Sector	2003		2002

Environmental and Infrastructure	$2,783.9	59%	$2,313.7	41%
Power Generation	1,399.7	29	2,690.2	48
Process Industries	529.1	11	497.8	9
Other Industries	38.6	1	103.0	2

	$4,751.3	100%	$5,604.7	100%

      The decrease in backlog of $853.4 million from August 31, 2002 is attributable to reduction in demand for gas-fired power generation services, which resulted in a decrease in new orders for our services. Since August 31, 2002, the decline in power generation awards has been partially offset by increases in awards for environmental and infrastructure services, services to the process industry, and nuclear maintenance services. Approximately 91% of the backlog relates to domestic projects and approximately 36% of the backlog relates to work projected at the time to be completed during the twelve months following August 31, 2003. Power generation backlog at August 31, 2003 does not include our $565 million fixed-price EPC contract (signed and announced in September 2003) to build a combined-cycle power plant in Queens, New York. We included this project in our backlog when financing for the project was completed in 2004.
      Backlog is largely a reflection of the broader economic trends being experienced by our customers and is important in anticipating operational needs. Backlog is not a measure defined in generally accepted accounting principles, and our methodology in determining backlog may not be comparable to the methodology used by other companies in determining their backlog. We cannot provide any assurance that revenues projected in our backlog will be realized, or if realized, will result in profits.
      The following presents a comparison of our operating results (and certain other information) for the year ended August 31, 2003 as compared with the year ended August 31, 2002 for our three business segments. We have conformed our prior year segment financial information to be consistent with our current year presentation of our reorganized segments.

E&I Segment
      The increase in revenues is primarily attributable to our acquisition of the IT Group assets and operations in May 2002, as twelve months of revenues are included in fiscal 2003 as compared to four months in fiscal 2002. (see Note 4 of the notes to our fiscal 2004 consolidated financial statements).
      The increase in gross profit was primarily attributable to our acquisition of the IT Group assets and operations in May 2002. Gross profit was increased (cost of revenues decreased) by approximately $19.3 million in fiscal 2003 and $2.8 million in fiscal 2002 for the amortization of asset/liability adjustments to the fair value of contracts acquired in the IT Group acquisition. In addition, gross profit was increased (cost of revenues decreased) by approximately $12.2 million in fiscal 2003 and $2.8 million in fiscal 2002 for the usage of accrued loss reserves related to contracts acquired in the IT Group acquisition (see Note 4 and Note 8 of the notes to our fiscal 2004 consolidated financial statements).
      The reduction in the gross profit percentage in fiscal 2003 compared to fiscal 2002 was attributable to lower margin contracts associated with the businesses acquired in the IT Group acquisition. The difference in the gross profit percentages between our pre-IT Group environmental and infrastructure operations (primarily infrastructure and hazardous material clean up and disposal) and those acquired in the IT Group acquisition

(environmental clean-up, landfills and facilities management) is primarily attributable to differences in customers, competition and mix of services.
      Backlog for the E&I segment increased to approximately $2.8 billion as of August 31, 2003 from approximately $2.3 billion as of August 31, 2002.

ECM Segment
      The following tables present ECM revenues from customers in the following industry sectors (in millions, except for percentages):

	Year Ended August 31,

Industry Sector	2003		2002

Power Generation	$1,446.8	79%	$1,996.5	88%
Process Industries	322.7	17	186.8	8
Other Industries	70.8	4	93.1	4

	$1,840.3	100%	$2,276.4	100%

      The decrease in total segment revenue from fiscal 2002 to fiscal 2003 was due to the downturn in the domestic power market, specifically the decline in gas-fired power generation projects and power engineering and consulting activity which reduced new orders for our ECM services, partially offset by an increase in revenue from process projects and nuclear maintenance and restart projects. Process industry revenues increased primarily due to work on the ethylene plant project in China that is scheduled to continue into fiscal 2005.
      Gross profit for the ECM segment for fiscal 2003 decreased from fiscal 2002, due primarily to the reduction of estimated margins on certain contracts for the construction of new gas-fired power plants, offset by increases in margin on nuclear maintenance and restart projects and the ethylene plant project in China. The ethylene plant in China contributed significantly more to gross margin in the fourth quarter of 2003 than in each of the first three quarters due to a reduction in the estimated cost at completion. The impact of the reduction in the estimated cost positively impacted gross profit in the fourth quarter of 2003 by $6.1 million. Gross margin for the third and fourth quarters of 2003 also was positively impacted by increasing activity on the TVA nuclear restart project and recognition of components of project incentives earned based on our performance to-date on this project. Further, in the fourth quarter of 2003, we recorded $5.0 million in revenue that we earned as a fee for providing a letter of credit to an independent power producer (IPP) to secure the IPP’s power purchase agreement.
      As EPC projects that began in fiscal 2001 and early fiscal 2002 are completed and their project costs finalized, the E&C segment’s margins have been, and we expect will continue to be, positively or negatively impacted by contract completion negotiations with customers and vendors on such projects. We recognized $33.6 million in margin in 2003 as a result of the favorable resolution of various contingencies, contract claims and backcharges related to projects that were substantially complete at August 31, 2002. During fiscal 2003, we also recognized $4.3 million in margin as a result of the favorable resolution of estimated project obligations which were recorded when we acquired Stone & Webster in fiscal 2000.
      Gross profit percentage was negatively impacted by the Covert and Harquahala projects (the NEG projects), on which we recorded revenues of $433.4 million during 2003 and a $42.8 million charge ($33.1 million of which resulted from reversal of gross profit recorded prior to fiscal 2003) related to the NEG projects that negatively impacted the ECM segment’s gross profit by 4.6% for fiscal 2003. This charge was a result of increased estimated costs to complete these projects combined with an agreement with the owners of these projects and their lenders that increased the contract prices by a total of $65.0 million and converted the contracts from target-price to fixed-price (see Note 20 of the notes to our fiscal 2004 consolidated financial statements for a discussion of claims related to major ECM projects, including additional discussion of the Covert and Harquahala projects). Of the $42.8 million loss recorded during 2003 on the NEG projects, $4.9 million was recorded in the fourth quarter reflecting a $19.2 million increase in estimated cost at completion of the projects, offset by an increase in expected recovery of claims from NEG and backcharges and liquidated damages expected from vendors and subcontractors totaling $14.3 million.
      Gross profit percentage was negatively impacted by the AES Wolf Hollow project, on which we recorded revenues of $43.1 million during 2003 with a reversal of previously recorded profit of $2.3 million. On this project, we recorded claims receivable from our customer, AES, of $25.4 million and claims, backcharges and other cost recovery receivables from subcontractors, vendors and others of $7.2 million (see Note 20 of the notes to our fiscal 2004 consolidated financial statements for additional discussion of the Wolf Hollow project) in 2003.
      We reversed previously recorded profit of $4.3 million in the fourth quarter of 2003 resulting from the settlement with our customer of disputed change orders and other items on our target-price EPC contract to build a combined-cycle cogeneration facility near Philadelphia, Pennsylvania. The settlement agreement eliminates our exposure to schedule risk and related liquidated damages, maintains our guaranteed minimum fee and provides for incentives that allow us to earn profit in excess of the minimum fee.
      In October 2003, we entered into a settlement agreement with a customer for which we executed three separate projects prior to fiscal 2003. Under the settlement agreement, we received $9.6 million representing the return of amounts our customer had drawn on our letter of credit and payment for costs incurred which were previously in dispute. We will record no gain or loss on the settlement because the settlement proceeds are equal to the net assets recorded.
      Gross profit for the year ended August 31, 2003 was increased (cost of revenues decreased) by approximately $7.9 million in fiscal 2003 and $32.0 million in fiscal 2002 for the amortization of contract liability adjustments related to contracts acquired in the Stone & Webster acquisition in 2000 (see Note 8 of the notes to our fiscal 2004 consolidated financial statements).
      For the year ended August 31, 2003, less ECM segment revenues were derived from large equipment purchases. Such revenues were approximately $159.0 million for the year ended August 31, 2003, compared to approximately $540.0 million for the year ended August 31, 2002.
      Segment backlog at August 31, 2003 was approximately $1.9 billion, compared with approximately $3.0 billion at August 31, 2002, and was comprised of the following (in millions, except for percentages):

	Year Ended August 31,

Industry Sector	2003		2002

Power Generation
Nuclear Power	$1,113.7	60%	$1,189.1	40%
Fossil Fuel EPC	198.6	11	998.9	33
Other	39.9	2	334.7	11

Total Power Generation	1,352.2	73	2,522.7	84
Process Industries	504.3	27	430.7	14
Other Industries	11.8	—	63.6	2

Total ECM	$1,868.3	100%	$3,017.0	100%

      The ECM segment’s backlog declined from August 31, 2002 because the amount of work performed on power generation contracts was not fully replaced with new orders due to the downturn in demand for power generation services. Our fossil fuel EPC backlog does not include our $565 million fixed-price EPC contract (signed and announced in September 2003) to build a combined-cycle power plant in Queens, New York.

F&M Segment
      The decreases in revenues and gross profit percentages in fiscal 2003 versus fiscal 2002 were attributable to reduced domestic demand, primarily from power generation customers, without offsetting increases in other industry sectors. The reduced demand for the segment’s products has had a negative impact on pricing and gross profit. Backlog for this segment has decreased from $274.0 million at August 31, 2002 to $99.1 million at August 31, 2003. This decrease includes a $75.5 reduction of backlog from one customer in the power industry.
      As a result of the current market situation, we have decided to significantly reduce or cease production at certain smaller facilities, consolidate certain operations, and implement certain other cost savings programs for this segment. Further, we have suspended operations at our facility in Venezuela due to the political situation in that country.

Unconsolidated Subsidiaries
      During fiscal 2003, we recognized a loss of $3.0 million (net of taxes of $1.6 million) from operations of unconsolidated subsidiaries, including joint ventures, which are accounted for using the equity method. These losses were primarily attributable to three joint ventures including our Entergy/ Shaw, Shaw-Nass and Shaw YPC Piping (Nanjing) Co. LTD joint venture. The Entergy/ Shaw joint venture has no active projects as of August 31, 2003. As of August 31, 2003, we have a negative investment balance of $2.2 million, and we expect to continue to fund the joint venture until it is dissolved as all projects were completed as of August 31, 2003. The loss in the Shaw-Nass joint venture was due to weaker sales of fabricated pipe in the Middle East in fiscal 2003 as compared to 2002 while the loss in the China joint venture reflects costs incurred in the early stages of the joint venture until its facility is running at full capacity which is scheduled for early calendar year 2004. In fiscal 2002, we realized income of approximately $2.9 million (net of taxes of $1.6 million) from the Entergy/ Shaw joint venture and losses of $0.7 million (net of taxes of $0.4 million) from Shaw-Nass net of taxes due to the operations of these unconsolidated subsidiaries and joint ventures.

General and Administrative Expenses, Interest Expense and Income, Other Income (Expense), Income Taxes, and Other Comprehensive Income
      General and administrative expenses increased to approximately $197.7 million in fiscal 2003, compared with approximately $157.8 million in fiscal 2002. As a percentage of revenues, general and administrative expenses increased to 6.0% in fiscal 2003 compared to 5.0% in fiscal 2002. A substantial portion of the approximate $39.9 million increase in general and administrative costs are attributable to the operations of the E&I segment (comprised largely of the IT Group operations which we acquired during the third quarter of fiscal 2002). We also incurred increased depreciation and facilities costs in fiscal 2003 resulting from capital projects and the move into our new corporate facility in Baton Rouge, Louisiana completed in the latter part of fiscal 2002. General and administrative costs for the fourth quarter and the fiscal year 2003 were reduced by $3.4 million resulting from the favorable resolution of estimated obligations recorded in the acquisition of Stone & Webster in fiscal 2000.
      Interest expense was approximately $32.0 million in fiscal 2003, compared to approximately $23.0 million in fiscal 2002. The increase over prior year is primarily due to the issuance on March 17, 2003 of approximately $253 million principal amount of 7-year, 10.75% Senior Notes, partially offset by a reduction in interest expense related to the LYONs repurchase with an amortized value of approximately $256.7 million in March 2003 (see Note 9 of the notes to our fiscal 2004 consolidated financial statements). Our interest costs also include the amortization of loan fees associated with the Senior Notes, the LYONs and the Credit Facility, as well as unused line of credit and letter of credit fees, and therefore, our interest expense is higher than would be expected based on our borrowing levels and the stated interest rates. A significant portion of our interest expense (accretion of zero-coupon discount interest and amortization of loan fees) represents non-cash charges.
      Interest income in fiscal 2003 decreased to approximately $5.4 million from $11.5 million in fiscal 2002 as a result of lower levels of invested funds due to use of working capital, cash paid for the repurchase of a portion of the LYONs, and the purchase of treasury stock.
      For fiscal 2003, other income (expense) included a charge of approximately $12.4 million for the write-off of (i) investments in securities of approximately $6.6 million, (ii) accounts and claims receivable of approximately $5.0 million, and (iii) other accounts receivable of approximately $0.8 million. Also included in other income (expense) for fiscal 2003 were gains of approximately $2.0 million and $0.8 million, net of expenses and the write-off of unamortized debt issuance costs, related to the March 2003 and August 2003, respectively, repurchases of portions of the LYONs (see Note 9 of the notes to our fiscal 2004 consolidated financial statements).
      Our effective tax rate was 33% for fiscal 2003 compared to 36% for fiscal 2002. Our tax rate is significantly impacted by the mix of foreign (including foreign export revenues) versus domestic work. The decrease in the tax rate in fiscal 2003 versus fiscal 2002 is due primarily to the decrease in income before taxes, and the related increase in the ratio of favorable permanent differences to income before taxes. Additionally, the increased foreign income in fiscal 2003 had a lower overall rate of tax than domestic income. We did not pay any federal income taxes in fiscal 2003 primarily because of a taxable loss for the fiscal 2003 year and the utilization of operating losses resulting from the IT Group and Stone & Webster acquisitions. In fiscal 2003, we established a valuation allowance against the deferred tax asset for the Venezuelan net operating losses and in fiscal 2002, we established a valuation allowance against the deferred tax asset for the Australian net operating losses. The valuation allowance reflects our judgment that it is more likely than not that a portion of the deferred tax assets will not be realized. We believe that the remaining deferred tax assets at August 31, 2003, amounting to $95.9 million, are realizable through future reversals of existing taxable temporary differences and future taxable income. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of not having future taxable income. This factor has been considered in determining the valuation allowance.
      During fiscal 2003, the accumulated benefit obligations exceeded the fair value of plan assets for two of our United Kingdom (U.K.) defined benefit retirement plans and our Canadian defined benefit retirement plan, and a liability of $14.9 million, net of tax was recorded (see Note 17 of the notes to our fiscal 2004 consolidated financial statements). In accordance with SFAS No. 87, “Employers Accounting for Pensions,” the increase in the minimum liability is recorded through a direct charge to stockholders’ equity and is reflected, net of tax, as a component of accumulated other comprehensive income (loss) on the consolidated balance sheet as of August 31, 2003. This liability will likely require us to increase our future cash contributions to the plan.
Liquidity and Capital Resources

Credit Facilities

New Credit Facility
      We are in the process of negotiating the New Credit Facility, which we expect to have a five-year term and to have aggregate availability of $400 million, all of which would be available for posting performance letters of credit and up to $200 million of which would be available for borrowing.
      We will be required, with certain exceptions, to prepay loans outstanding under the New Credit Facility with (i) the proceeds of new indebtedness and (ii) the net cash proceeds of any sale or other disposition of any assets except for certain specified asset sales or dispositions.
      The New Credit Facility will contain certain financial covenants, including:

•	a maximum leverage ratio of 2.5x;

•	a minimum fixed charge coverage ratio of 2.5x; and

•	a minimum net worth that will be defined by the New Credit Facility.
      The New Credit Facility will contain additional covenants similar to those described under “— Existing Credit Facility.”

Existing Credit Facility
      As of November 30, 2004, we have a $300 million Credit Facility that provides for both revolving credit loans and letters of credit within the $300 million limit. We primarily use this Credit Facility for the issuance of letters of credit which relate to our projects and are issued in the normal course of business. From time to time, we also use the Credit Facility for working capital needs and to fund fixed asset purchases, acquisitions and investments in joint ventures. On November 30, 2004, we had outstanding letters of credit of approximately $217.2 million and no borrowings under our Credit Facility.
      We are required, with certain exceptions, to prepay loans outstanding under the Credit Facility with (i) the proceeds of new indebtedness; (ii) net cash proceeds from equity sales to third parties (if not used for acquisitions or other general corporate purposes within 90 days after receipt); and (iii) insurance proceeds or condemnation awards in excess of $5 million that are not used to purchase a similar asset or for a like business purpose within 90 days of the receipt thereof. Further, we are required to obtain the consent of the lenders to prepay or amend the terms of the 10.75% Senior Notes due 2010. We expect to obtain a waiver under the Credit Facility that would allow us to use the proceeds from this offering, together with available cash, to repurchase the Senior Notes in the Tender Offer.
      We also have the ability to obtain unsecured performance letters of credit outside of the Credit Facility of up to $150 million.
      The Credit Facility contains certain financial covenants, including:

•	a maximum leverage ratio of 3.5x through May 31, 2005 and 3.0x thereafter;

•	a minimum fixed charge coverage ratio of 2.0x;

•	a minimum net worth as defined by the Credit Facility;

•	a defined minimum earnings before interest expense, income taxes, depreciation and amortization (EBITDA). EBITDA, as defined in the Credit Facility, is adjusted for certain non-cash items and for the pro forma impact of acquisitions and dispositions of operations (Adjusted EBITDA). The minimum Adjusted EBITDA covenant requires a trailing twelve months of EBITDA of $110 million; and

•	a minimum working capital ratio requirement, as defined by the Credit Facility, of 1.0 to 1.0.
      The Credit Facility also imposes restrictions on annual capital expenditures to 25% of annual EBITDA, as defined, among other restrictions.
      As of November 30, 2004, we were in compliance with the covenants contained in the Credit Facility.
      The leverage ratio limits the amount of cash that we can borrow. As of November 30, 2004, the maximum amount that we could borrow under the leverage ratio is approximately $162.2 million, subject to the overall availability under the Credit Facility which was $82.8 million as of November 30, 2004, after consideration for outstanding letters of credit.
      As of November 30, 2004 and August 31, 2004, our foreign subsidiaries had short-term revolving lines of credit available totaling approximately $17.6 million and $16.1 million, respectively. These subsidiaries had outstanding borrowings under these lines of approximately $3.9 million and $2.5 million, respectively, at a weighted average interest rate of approximately 5.25% at November 30, 2004 and 4.25% at August 31, 2004. These subsidiaries also had outstanding letters of credit under these lines of $3.5 million and $3.5 million, at November 30, 2004 and August 31, 2004, respectively, leaving $10.2 million of availability under these lines at November 30, 2004.
      As of November 30, 2004 and August 31, 2004, one of our consolidated joint ventures had a committed short-term revolving line of credit of $4.0 million with borrowings of $3.9 million and $3.5 million, respectively, at a weighted average interest rate of 6.25% and 5.75%, respectively, and we guarantee the debt.
      See Note 8 to our condensed consolidated financial statements for the three months ended November 30, 2004 for a discussion of long-term debt.

Liquidity
      Our liquidity position is impacted by cash generated from operations, customer advances on contracts in progress and access to capital financial markets. As customer advances are reduced through project execution if not replaced by advances on new projects, our cash position will be reduced. Cash is used to fund operations, capital expenditures, acquisitions and debt service.
      As of November 30, 2004, we had cash and cash equivalents of $42.4 million and $82.8 million of availability under our $300 million Credit Facility to fund operations. We also have a shelf registration statement which would permit us to publicly sell any combination of equity or debt securities if needed.
      Since August 31, 2004, cash and cash equivalents decreased $46.2 million as a result of daily working capital needs, capital expenditure requirements and equity contributions related to our military housing privatization joint ventures. Cash and cash equivalents were also impacted by the timing of cash disbursements from project related restricted and escrowed cash accounts.
      As of August 31, 2004, we had cash and cash equivalents of $88.6 million, $84.4 million of availability under our $300 million Credit Facility and a shelf registration statement with a remaining $471 million available for the issuance of any combination of equity or debt securities. Management believes that cash generated from operations, the sale of certain non-core or under performing assets, available borrowings under our Credit Facility and, if necessary, available sales of equity or debt under our shelf registration will be sufficient to fund operations for the next twelve months.
      Management believes cash generated from operations and available borrowings under our Credit Facility will be sufficient to fund operations for the next twelve months. We also may use proceeds from the sale of certain assets and sales of equity or debt to generate cash as needed.

Cash Flow for three months ended November 30, 2004 versus three months ended November 30, 2003
      Net cash provided by operations was approximately $10.0 million for the first quarter of fiscal 2005 as compared with cash used in operations of $72.2 million for the first quarter of fiscal 2004. For the first quarter of fiscal 2005, cash was adjusted for non-cash items including (i) depreciation and amortization of $8.1 million, (ii) interest accretion and loan fee amortization of $1.2 million, (iii) losses on foreign currency transactions of $1.2 million, (iv) stock-based compensation of $1.0 million, (v) provision for deferred income taxes of $4.4 million, (vi) minority interest of $0.1 million and (vii) loss from discontinued operations, net of taxes of $0.8 million. These increases in cash were offset by (i) amortization of purchase accounting contract liability adjustments of $3.8 million, (ii) earnings from unconsolidated entities of $0.3 million and (iii) other operating activities, net, of $12.8 million.
      Normally, billings and cash receipts on EPC contracts exceed costs incurred early in the lives of the contracts and the contracts require net cash outflow in the later stages of completion. As we are completing a number of large EPC contracts, normal contract execution has required a net use of cash. Cash flows from operations also included the receipt of a $3.9 million income tax refund related to the S&W acquisition in fiscal 2000 (see Note 5 to our condensed consolidated financial statements for the three months ended November 30, 2004).
      Further, we have been involved in various customer disputes, most significantly on the NEG and AES projects. Dispute resolution costs associated with these project claims were $3.1 million and $1.1 million for the first quarters of fiscal 2005 and 2004, respectively, and have and will continue to negatively impact cash flows from operations.
      In fiscal 2005, we expect we will begin new EPC projects which will provide cash as down payments on such projects. However, the timing of these new projects is uncertain and a single or group of large projects could have a significant impact on sources and uses of cash. We also expect to have a project nearing completion that will generate approximately $41 million in cash outflow, the majority of which will occur in fiscal 2005. Because of these projects, changes in working capital could be highly variable from one period to the next.

      Net cash used in investing activities was approximately $53.4 million for the first quarter of fiscal 2005, as compared with net cash used of $28.5 million for the first quarter of fiscal 2004. During the first quarter of fiscal 2005, we purchased $5.5 million of property and equipment which is comparable to the $5.6 million invested in property and equipment for the three months ended November 30, 2003. For the first quarter of fiscal 2005, we made equity contributions to our military housing privatization joint ventures of $6.0 million and received $1.2 million in distributions from other unconsolidated entities and joint ventures. For the first quarter of fiscal 2004, $4.9 million of cash was used to acquire businesses while a net disbursement of $0.4 million was made in relation to the sale of certain assets during the first quarter of fiscal 2005. Additionally, during the first quarter of fiscal 2005, cash flows from investing activities were significantly impacted by the net deposit of $42.8 million in cash into restricted project cash accounts. For the first quarter of fiscal 2004, investing activities included a net deposit of $23.2 million into restricted and escrowed cash for the repurchase of LYONs debt (see Note 3 to our condensed consolidated financial statements for the three months ended November 30, 2004).
      Net cash used in financing activities totaled approximately $1.8 million for the first quarter of fiscal 2005 compared with $2.2 million of cash provided from financing activities for the same period in fiscal 2004. The net cash used in financing activities for the first quarter of fiscal 2005 reflects (i) $3.1 million in repayments of debt and capital leases, primarily offset by (ii) $1.8 million in net proceeds under revolving lines of credit and (iii) $0.3 million related to the issuance of common stock upon the exercise of stock options. For the first quarter of fiscal 2004, cash used in financing activities reflected (i) approximately $217.6 million in net proceeds from the issuance of our common stock in October 2003 with the majority of the proceeds used to purchase $217.5 million in outstanding LYONs in the first quarter of fiscal 2004, (ii) proceeds of $1.5 million from the issuance of debt and (iii) proceeds of $1.5 million from our revolving lines of credit.

Cash Flow for Fiscal 2004 versus Fiscal 2003
      Net cash used in operations was approximately $25.0 million for fiscal 2004 as compared with $202.0 million for fiscal 2003. For fiscal 2004, cash was adjusted for non-cash items including (i) depreciation and amortization of $60.8 million, (ii) interest accretion and loan fee amortization of $6.6 million, (iii) a loss on the repurchase of the LYONs of $1.3 million, (iv) losses on foreign currency transactions of $2.7 million, (v) loss from discontinued operations, net of taxes of $4.7 million and (vi) stock-based compensation of $2.1 million. These increases in cash were offset by (i) a net loss of $31.0 million, (ii) amortization of purchase accounting contract reserves of $13.4 million, (iii) a deferred tax benefit of $12.9 million and (iv) minority interest of $5.3 million.
      Normally, billings and cash receipts on construction contracts exceed costs incurred early in the lives of the contracts and the contracts require net cash outflow in the later stages of completion. As we are completing a number of large EPC contracts and did not enter into any significant new EPC contracts in fiscal 2003, normal contract execution has required a net use of cash. Further, we have been involved in various customer disputes, most significantly NRG, NEG and AES projects. The NEG projects resulted in net cash outflow of approximately $73.9 million for fiscal 2004 (see Note 20 of the notes to our fiscal 2004 consolidated financial statements). The AES dispute involved unpaid billings, claims, letter of credit draws by AES, and other factors, which resulted in a cash outflow of $17.3 million in fiscal 2004 which was offset by a $15.0 million draw on a letter of credit held by us. An offset to these uses in cash is the settlement of the NRG dispute related to the Pike project in October 2003, in which we received $14.7 million in cash during the first quarter of fiscal 2004. This use of cash was also partially offset in fiscal 2004 by the impact of cash advances related to significant EPC contracts entered into in fiscal 2004 including the Astoria project which contributed net positive cash of $55.4 million.
      In fiscal 2005, we expect we will begin new EPC projects which will provide cash as down payments on such projects. However, the timing of these new projects is uncertain and a single or group of large projects could have a significant impact on sources and uses of cash. We also expect to have a project nearing completion that will generate approximately $61 million in cash outflow, the majority of which will occur in fiscal 2005. Because of these projects, changes in working capital could be highly variable from one period to the next, although over an extended period of time, significant increases and decreases would tend to offset one another.
      Net cash used in investing activities was approximately $32.4 million for fiscal 2004, as compared with net cash provided by of $40.9 million for fiscal 2003. During fiscal 2004, we used cash for acquisitions of $23.8 million and purchased $31.5 million of property and equipment which is comparable to $22.5 million for acquisitions and $26.2 million of property and equipment for fiscal 2003. We also received cash proceeds of $17.3 million for the sale of property and equipment, assets held for sale and the sale of an investment in an unconsolidated entity. In addition, maturities of marketable securities were $5.1 million for fiscal 2004 as compared to $157.1 million for fiscal 2003 attributable to less cash on hand to invest since we utilized the cash to support operating activities during fiscal 2004. For fiscal 2004, investing activities also included the deposit and withdrawal of $23.2 million into escrow cash for the repurchase of LYONs debt (see Note 3 of the notes to our fiscal 2004 consolidated financial statements) and cash received and deposited in project-related restricted and escrowed cash of $168.2 million and $166.7 million, respectively.
      Net cash used in financing activities totaled approximately $33.2 million for fiscal 2004, compared to $61.3 million for the same period in fiscal 2003. The net cash used by financing activities for fiscal 2004 reflects (i) approximately $217.5 million in net proceeds from the issuance of our common stock in October 2003 with the majority of the proceeds used to purchase $195.2 million in outstanding LYONs in the first quarter of fiscal 2004 at a cost of $194.7 million, (ii) approximately $28.6 million in net proceeds from the issuance of our common stock in April 2004, (iii) proceeds from issuance of debt of $8.0 million, (iv) deferred credit costs of $2.6 million and (v) stock option exercises generating $0.1 million. The net proceeds of the April equity offering along with the remaining net proceeds from our October equity offering and available cash on hand were used to repurchase approximately $57.2 million of our outstanding LYONs under a tender offer on May 3, 2004 (see Note 9 of the notes to our fiscal 2004 consolidated financial statements).
Off Balance Sheet Arrangements
      We provide financial guarantees to certain of our joint ventures which are reported under the equity method and are not consolidated on our balance sheet. (See Note 7 to our condensed consolidated financial statements for the three months ended November 30, 2004.) At November 30, 2004, we had committed to guarantee $0.4 million of our bank debt or letters of credit with approximately $0.1 million outstanding as of November 30, 2004. We may also provide performance bonds with respect to our unconsolidated joint ventures. These performance bonds were $77.1 million as of November 30, 2004. We would generally be required to perform under these guarantees in the event of default by the joint venture(s). No amounts were recorded related to these guarantees as of November 30, 2004.
      On a limited basis, performance assurances are extended to customers which guarantee certain performance measurements upon completion of a project. If performance assurances are extended to customers, our maximum potential exposure would be the remaining cost of the work to be performed by or on behalf of third parties under engineering and construction contracts with potential recovery from third party vendors and subcontractors for work performed in the ordinary course of contract execution. As a result, the total costs of the project could exceed our original cost estimates and we could experience reduced gross profit or possibly a loss for that project. In some cases, where we fail to meet certain performance standards, we may be subject to contractual liquidated damages.
Commercial Commitments
      Our lenders issue letters of credit on our behalf to customers or sureties in connection with our contract performance and in limited circumstances, certain other obligations to third parties. We are required to reimburse the issuers of these letters of credit for any payments which they make pursuant to these letters of credit. At November 30, 2004, we had both letter of credit commitments and bonding obligations, which were generally issued to secure performance and financial obligations on certain of our construction contracts, which expire as follows:

	Amounts of Commitment Expiration by Period

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In millions)
Letters of Credit — Domestic and Foreign	$220.7	$26.5	$182.8	$0.9	$10.5
Surety bonds	497.6	314.1	162.4	0.3	20.8

Total Commercial Commitments	$718.3	$340.6	$345.2	$1.2	$31.3

Note: Commercial Commitments above exclude any letters of credit or surety bonding obligations associated with outstanding bids or proposals or other work not awarded prior to November 30, 2004.
      As of November 30, 2004 and August 31, 2004, we had total letters of credit of $220.7 million and $219.0 million, respectively. Of the amount of outstanding letters of credit at November 30, 2004, $190.4 million are issued to customers in connection with contracts. Of the $190.4 million, five customers held $139.8 million or 73% of the outstanding letters of credit. The largest amount of outstanding letters of credit issued to a single customer on a single project is $48.8 million. During the first quarter of fiscal 2004, we made a payment of $14.1 million to reimburse an issuer of our letters of credit which had a negative impact to our working capital and cash position. No such payments occurred during the first quarter of fiscal 2005.
      As of November 30, 2004 and August 31, 2004, we had total surety bonds of $497.6 million and $438.3 million, respectively. The $59.3 million increase is due primarily to bonded liability on new projects for disaster relief and construction services in hurricane damaged areas.
      Fees related to these commercial commitments were $2.9 million for the first quarter of fiscal 2005 as compared to $1.5 million for the first quarter of fiscal 2004 and were recorded in the accompanying condensed consolidated statements of operations.
      See Note 8 to our condensed consolidated financial statements for the three months ended November 30, 2004 for a discussion of long-term debt, and see Note 14 to our condensed consolidated financial statements for the three months ended November 30, 2004 for a discussion of contingencies.
Aggregate Contractual Obligations
      As of August 31, 2004 we had the following contractual obligations (in millions):

	Payments Due by Period

		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Long-term debt	$261.1	$4.6	$1.3	$3.8	$251.4
Capital lease obligations	6.8	2.1	3.0	1.7	—
Operating leases	283.1	58.9	88.3	61.8	74.1
Unconditional purchase obligations	—	—	—	—	—

Total contractual cash obligations	$551.0	$65.6	$92.6	$67.3	$325.5

      As of August 31, 2003, we had the following contractual obligations (in millions):

	Payments Due by Period

		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Long-term debt	$509.6	$258.8	$0.7	$—	$250.1
Capital lease obligations	2.3	1.5	0.4	0.4	—
Operating leases	266.5	57.2	80.1	53.2	76.0
Unconditional purchase obligations	—	—	—	—	—

Total contractual cash obligations	$778.4	$317.5	$81.2	$53.6	$326.1

      The reduction in long-term debt reflects the repurchase of LYONs with a book value totaling $252.4 million at various dates of repurchase during fiscal 2004. Capital lease obligations have increased due to our EDS acquisition on December 31, 2003 while operating leases have increased slightly due to our EDS acquisition and general operating needs during fiscal 2004.
Recent Accounting Pronouncements

FASB Statement No. 123R — “Share-Based Payment”
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaces the requirements under SFAS No. 123 and APB No. 25. The statement sets accounting requirements for “share-based” compensation to employees, including employee stock purchase plans, and requires all share-based payments, including employee stock options, to be recognized in the financial statements based on their fair value. It carries forward prior guidance on accounting for awards to non-employees. The accounting for employee stock ownership plan transactions will continue to be accounted for in accordance with Statement of Position (SOP) 93-6, while awards to most non-employee directors will be accounted for as employee awards.
      This Statement is effective for public companies that do not file as small business issuers as of the beginning of interim or annual reporting periods that begin on or after June 15, 2005 (effective September 1, 2005 for us). We have not yet determined the effect the new Statement will have on our condensed consolidated financial statements as we have not completed our analysis; however, we expect the adoption of this Statement to result in a reduction of net income which may be material.
Effects of Inflation
      We expect to continue to focus our operations on cost-reimbursable and negotiated fixed-price contracts. To the extent that a significant portion of our revenues are earned under cost-reimbursable type contracts, the effects of inflation on our financial condition and results of operations should be reduced. However, if we expand our business into markets and geographical areas where fixed-price work is more prevalent, inflation may begin to have a larger impact on our results of operations. To the extent permitted by competition, we expect to continue to emphasize contracts that are either cost-reimbursable or negotiated fixed-price. For contracts where we accept with fixed-price terms, we monitor closely the actual costs on the project as they compare to the budget estimates. On these projects, we also attempt to secure fixed-price commitments from key subcontractors and vendors. However, due to the competitive nature of our industry, combined with the fluctuating demands and prices associated with personnel, equipment and materials we traditionally need in order to perform on our contracts, there can be no guarantee that inflation will not affect our result of operations in the future.
Quantitative And Qualitative Disclosures About Market Risk
      We do not enter into derivative financial instruments for trading, speculation or other purposes that would expose us to market risk. In the normal course of business, we have exposure to both interest rate risk and foreign currency risk.

Interest Rate Risk
      We are exposed to interest rate risk due to changes in interest rates, primarily in the United States. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt and short-term fixed rate investments. We currently do not use any derivative financial instruments to manage our exposure to interest rate risk.
      Our Credit Facility provides that both revolving credit loans and letters of credit may be issued within the $300.0 million limit of this facility. At November 30, 2004, letters of credit of approximately $217.2 million were outstanding and no revolving credit loans were outstanding under the Credit Facility. At November 30, 2004, the interest rate on our primary Credit Facility was either 6.5% (if the base rate index had been chosen) or 5.3% (if the LIBOR rate index had been chosen) with an availability of $82.8 million (see Note 8 to our condensed consolidated financial statements for the three months ended November 30, 2004).
      As of November 30, 2004, our variable rate debt was $6.0 million with a weighted average interest rate of 3.28%. A change in the interest rate by a 1% increase or decrease would not have a material impact on the results of our operations or financial position.
      The estimated fair value of long-term debt, excluding capital leases, as of November 30, 2004 and August 31, 2004 was approximately $289.9 million and $246.9 million, respectively, based on recent sales of such debt as of November 30, 2004 and August 31, 2004.

Foreign Currency Risk
      The majority of our transactions are in U.S. dollars; however, some of our subsidiaries conduct their operations in various foreign currencies. Currently, when considered appropriate, we use hedging instruments to manage the risk associated with our subsidiaries’ operating activities when they enter into a transaction in a currency that is different than their local currency. In these circumstances, we will frequently utilize forward exchange contracts to hedge the anticipated purchases and/or revenues. We attempt to minimize our exposure to foreign currency fluctuations by matching revenues and expenses in the same currency for our contracts. As of November 30, 2004, we had a minimal number of forward exchange contracts outstanding that were hedges of certain commitments of foreign subsidiaries. The exposure from these commitments is not material to our results of operations or financial position.

BUSINESS
General
      We offer a broad range of services to clients in the energy, chemical, environmental and infrastructure industries worldwide. We are a vertically integrated provider of comprehensive engineering, consulting, procurement, pipe fabrication, construction and maintenance services to the energy and chemical industries. In Engineering News-Record’s most recent rankings, based on our revenue for fiscal 2003, we ranked in the top 10 in eight of 11 environmental categories. Based on revenue, we ranked third overall among energy contractors and placed second among both nuclear and fossil fuel contractors. We are also a leading provider of consulting, engineering, construction, remediation and facilities management services to the environmental, infrastructure and homeland security markets.
      We provide our services to a diverse customer base that includes federal agencies, federally owned entities, state and local governments, Fortune 500 companies and other private sector clients. Our approximately 17,800 employees deliver our services through a network of over 150 locations, including approximately 28 international locations and approximately 18 fabrication and manufacturing facilities. Our revenues for the twelve months ended November 30, 2004 were approximately $3.3 billion. At November 30, 2004, our backlog was approximately $5.4 billion.
      Through organic growth and a series of strategic acquisitions, we have significantly expanded our expertise and the breadth of our service offerings. In July 2000, we acquired the assets of Stone & Webster, a leading global provider of engineering, procurement, construction and consulting services to the energy, chemical, environmental and infrastructure markets. When combined with our existing pipe fabrication and construction capabilities, this acquisition transformed us into a vertically integrated provider of engineering, procurement and construction, or EPC, services. In May 2002, we significantly increased our position in the environmental and infrastructure markets, particularly in the federal services sector, through the acquisition of the assets of IT Group. This acquisition further diversified our end market, customer and contract mix and provided new opportunities to cross-sell services, such as environmental remediation services, to our existing energy and chemical EPC customers. We have acquired or developed significant intellectual property, including downstream petrochemical technologies, induction pipe bending technology and a number of environmental technologies related to decontamination. At November 30, 2004, our backlog of approximately $5.4 billion consisted of over 3,900 contracts and was broadly diversified in terms of customer concentration, end markets served and services provided. Approximately 79% of this backlog was comprised of “cost-plus” contracts.
      Effective September 1, 2004, we segregated our business activities into four operating segments: E&C segment, Maintenance segment, E&I segment and F&M segment. The primary change from our previously reported segments was to divide our former ECM segment into the newly created E&C segment and Maintenance segment.

Environmental & Infrastructure
      The E&I segment provides services which include the identification of contaminants in soil, air and water and the subsequent design and execution of remedial solutions. This segment also provides project and facilities management and other related services to non-environmental construction, watershed restoration and outsourcing of privatization markets.

Energy & Chemicals
      The E&C segment provides a range of project-related services, including design, engineering, construction, procurement, technology and consulting services, primarily to the power generation, including nuclear, and process industries.

Maintenance
      The maintenance segment provides maintenance services to a range of customers in the power generation and process industries.

Fabrication, Manufacturing & Distribution
      The F&M segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for industrial plants. On August 31, 2004, we sold our hanger engineering and pipe support businesses which manufactured and distributed specialty stainless, alloy and carbon steel pipe fittings for approximately $1.3 million. The results of operations for the hanger engineering and pipe support businesses are classified as discontinued operations for the three year period ended August 31, 2004.
Business Strategy
      Our core business strategy is to utilize our unique skills and capabilities as a vertically integrated, global service provider to capitalize on significant growth opportunities in diverse market segments and geographic regions, while maintaining our current market leadership positions. To support these growth efforts, we will focus on maintaining a flexible financial profile and opportunistically adding to our capabilities through selected strategic acquisitions.
      We intend to execute this strategy by pursuing the following opportunities:

Leverage Our Core Areas of Expertise to Pursue Growth Opportunities in Our Primary End Markets

Energy and Chemical Markets

•	EPC Services. With our vertically integrated portfolio of services, we are well positioned to offer cost effective solutions allowing us to capitalize on opportunities across the energy market including environmental retrofits, nuclear plant restarts and new construction, coal-fired construction and expansion of gas-fired plants. Environmental regulations and rising natural gas prices are driving opportunities throughout the coal-fired power industry in the growing $15 to $20 billion Flue Gas Desulphurization (FGD) market where we have extensive experience and capabilities. Our integrated capabilities position us to take advantage of nuclear and gas-fired generation capacity expansion in both the U.S. and international markets as evidenced by two new projects awarded to us in fiscal 2004 totaling more than $700 million in contract value.

In the chemicals and refining markets, we are a leading provider of proprietary technologies and equipment to the refining and petrochemical industries. We intend to leverage our global EPC experience and technological leadership to take advantage of increasing global demand for downstream petrochemical products, including ethylene, where we estimate we have supplied chemical technology for 35% of the world’s ethylene capacity construction since 1995. We are in the process of submitting proposals on several major ethylene projects in the Middle East and China. Other opportunities include increased retrofit projects in the petrochemical industry driven by rising hydrocarbon prices and the availability of lower-priced international natural gas. In the international market, our global footprint positions us to capitalize on the accelerating development of natural gas supplies and increasing demand for the construction of petrochemical processing facilities in close proximity to these source supplies. Additionally, we are well positioned to capitalize on the growth in the liquefied natural gas (LNG) market, which is being driven by the sustained high cost of traditional energy sources and the availability of lower-priced natural gas abroad. We expect a significant increase in LNG projects, based upon the number of LNG construction proposals currently being considered by federal agencies. We are also capitalizing on requirements under clean fuels and clean air legislation that are driving increased emissions reduction opportunities throughout the refining and petrochemical industries.

•	Maintenance Services. We will continue to focus on providing maintenance services, including production improvement enhancements and federal environmental regulation compliance services, which complement the EPC services we provide to the energy and chemical industries. Our diverse capabilities include reliability services, turnarounds and outages, small project capital construction services, tank design construction and maintenance, and water and wastewater operation and maintenance. Our Shaw Stone & Webster business unit has performed nuclear plant maintenance modification services for over 25 years and enjoys a leading market share in the U.S., serving 35 of the 103 operating nuclear plants in the U.S. We were awarded contracts for nuclear plant maintenance and modification totaling more than $250 million in fiscal 2004.

•	Fabrication, Manufacturing & Distribution Services. Significant opportunities exist for pipe fabrication projects within the energy and chemical industries, driven by the growing number of FGD and clean fuels projects, new coal plants and retrofitting work, new gas plants, increased demand for ethylene and petrochemical products, as well as ongoing general plant maintenance. We believe our expertise and proven capabilities to furnish complete piping systems on-budget and on-time in this global market have established us as among the largest suppliers of fabricated piping systems for power generation facilities in the U.S. and also as a leading supplier worldwide, serving both Shaw business units and third parties. We believe significant growth opportunities exist abroad in the petrochemical and gas industries, particularly in the Asian and Middle Eastern markets.

Environmental & Infrastructure Markets

•	Environmental Liability Solutions. Traditionally, owners of contaminated properties have been liable for the clean up of the properties and other damages under environmental and tort laws. Recently, innovative contracting practices and environmental insurance products have allowed property owners to outsource environmental management and mitigate associated liabilities. These clients can reduce administrative expense and time through such outsourcing, and can obtain cost certainty through guaranteed fixed-price contracts. We believe our experience in managing environmental liabilities and environmental-related insurance products will improve our win-rates in our core environmental contracting business for both the federal and commercial sectors and allow us to enter these outsourcing markets.

•	Department of Energy (DOE). Significant opportunities exist in the DOE market with its budget increasing to approximately $24 billion in fiscal 2005. Our revenue in this market increased from $86.4 million in fiscal 2003 to $94.6 million in fiscal 2004. Our general approach to bidding future DOE work is to selectively target sites that offer us a favorable bidding environment, and to leverage our nuclear engineering, construction and maintenance expertise to support the evolving nuclear energy and non-proliferation missions of the DOE.

•	Transportation. We are pursuing strong growth opportunities created by the expected passage of the federal Transportation Equity Act, or TEA-LU, which is expected to provide over $280 billion in authorized transportation funding for critical infrastructure upgrades through 2009. We are well positioned with a presence in transportation markets and regions that will receive this funding. As a result, we expect to realize an increase in contracts from government agencies for transportation related services.

•	Privatization. As the DOD moves toward privatization of military housing and utility systems, we expect to continue to build upon our significant position in this market. Approximately 50% of the more than 250,000 family housing units owned by the DOD need to be renovated or replaced and are expected to be privatized. Since fiscal 2003, through joint ventures established to pursue these projects, we have been awarded seven contracts by the DOD to privatize approximately 10,000 military family housing units. Under the terms of these contracts, the joint venture enters into a long-term lease (generally 50 years) with the DOD, during which the joint venture is required to make improvements, including, in some cases, complete renovations of the facilities, and to provide ongoing management and maintenance services. Initial funding for these projects is typically provided through the joint venture’s issuance of long-term bonds, which are non-recourse to us. For its services, the joint venture is paid a development and construction management fee. Additionally, the joint venture receives regular rental income for DOD-occupied facilities under the long-term lease. Upon expiration of the lease, the military retains ownership of the site and the housing.

•	Homeland Security. Federal, state and local homeland security needs continue to provide value-added opportunities for our E&I segment to capitalize on the need for disaster-related preparedness, incident response, mitigation design and installation, and chemical and biological weapons demilitarization. We provide our customers valuable security-related products and services in threat, vulnerability and risk assessment; electronic security design and installation; force protection design and construction; security program development and integration; and technology assessment. Our expanding capability to assess the security and reliability of critical energy infrastructure and to develop mitigation designs makes us a leader in the industry.

      In addition to these initiatives, we are capitalizing on changes in our markets that will have a near-term positive impact on our businesses. In the commercial markets, our clients are consolidating their preferred contractors in efforts to streamline their own business dealings, resulting in increased market shares for the remaining preferred contractors. We have been successful in leveraging our client relationships and broad service offering to ensure that we are one of these preferred contractors. As a result, we expect to gain a greater share of our clients’ work volume.

Capitalize on Opportunities for Cross-Selling
      We will leverage many complementary areas of our expertise to deliver multiple solutions through a single source, while increasing value to our customers. Our broad business portfolio enables us to provide complete service offerings across a project or facility lifecycle, from design and construction to ongoing maintenance and management, in a variety of industries. For example, our engineering, design, fabrication and construction expertise allows us to provide retrofitting and construction services to our facilities maintenance customers such as the Tennessee Valley Authority, or TVA. In addition, we expect the capabilities of our E&I segment to allow us to offer specialized environmental remediation, facilities management and maintenance services to our clients in the energy and chemical industries.

Utilize Technology and Intellectual Property
      We intend to continue to employ and expand our technology portfolio and intellectual property in an effort to provide cost effective and quality solutions to our customers. Through our E&C segment, we offer leading proprietary technologies to the refining and petrochemical industries. For instance, our fiscal 2003 acquisition of Badger Technologies and the licensing of our technology through strategic joint ventures with partners such as ExxonMobil Chemical and Atofina, complements our core competency in conversion technologies (steam cracking and fluid catalytic cracking) by enabling us to offer several key olefin derivative technologies. Through these licensing agreements, we estimate Badger-licensed ethylbenzene and styrene process technologies have been installed in 40% of the world’s operating units and 75% of the cumene licenses use Badger technology.
      We believe we also hold leading positions in chemical technology, which we estimate we have supplied for 35% of the world’s ethylene capacity constructed since 1990 and we have been awarded 24 of the last 36 residual feed fluid cracking projects in the industry. We expect to continue to expand our technology portfolio through key alliance partnerships and ongoing research and development efforts.
      Through our E&I segment, we believe we have a leading position in the application of environmental technologies for the destruction of recalcitrant contaminants in the environment. We hold and have pending several patents on performance-enhancing biologically based and oxidation-based process systems designed to degrade targeted contaminants. We also remain market leaders in the application of conventional remediation technologies such as immobilization, stabilization and solidification.
      Additionally, our F&M segment provides induction pipe bending technology, which is one of the most efficient technologies available and, when compared with the traditional cut and weld method, provides a stronger, more uniform and cost effective product. We are also continually expanding our capabilities through development of new welding technologies utilizing robotics, as well as new welding processes and production technology to provide our customers a complete range of fabrication capabilities.

Pursue Selective Acquisitions
      We intend to continue to pursue selective acquisitions of businesses or assets that will expand, complement or further diversify our current portfolio of products and services. We believe we have established a successful track record of quickly, efficiently and effectively integrating our acquisitions through integration teams led by our senior executives who become involved early in the acquisition process. As we continue to evaluate strategic acquisition opportunities, we intend to maintain our commitment to a conservative capital structure and a strong, flexible balance sheet. From time to time, we may also consider dispositions of non-strategic assets as evidenced during fiscal 2004 and the first two quarters of fiscal 2005.

Maintain a Diversified Revenue Base
      We intend to maintain our diversity in industry and geographic markets served, breadth of services offered, contracting arrangements and customer base. This diversification has helped us to minimize our dependence on any particular market segment or individual customer, minimize the impact of short-term market volatility and has enabled us to more accurately anticipate future revenues. Our presence across numerous markets allows us to focus our resources on those areas experiencing growth. In addition, this presence allows us to allocate our resources efficiently within and across our segments. With the IT Group acquisition in fiscal 2002, we further diversified our business mix and strengthened recurring revenue base. Many of our environmental and infrastructure businesses, along with our existing maintenance services, tend to provide recurring revenues due to contracts with established customers. Our E&I and Maintenance segments accounted for approximately $4.1 billion or 75% of backlog as of November 30, 2004.

Maintain Focus on Cost-Reimbursable and Negotiated Fixed-Price Contract Structures
      Our strategy is to perform most of our services pursuant to cost-reimbursable contracts in which our contractual loss exposure is limited. These contracts often contain incentive/sharing/penalty provisions for performance, cost control and delivery of products and services. We intend to continue our contracting practices to minimize our risk of contractual losses while providing incentives for us and our customers to work cooperatively. As of November 30, 2004, approximately 79% of our contracts included in our backlog are cost-reimbursable contracts, 18% are fixed-price contracts and 3% are unit-price contracts.
      If our customers request fixed-price contracts, we prefer to selectively pursue such opportunities on a negotiated fixed-price basis in situations where we believe we can control our cost and minimize our risks. Fixed-priced contracts are typically priced with a higher margin than cost-reimbursable contracts.

Maintain Significant Liquidity and a Flexible Capital Structure
      We intend to maintain a strong balance sheet in order to provide maximum financial flexibility in supporting our business growth. Given the longer-term nature and high dollar value of many of our contracts, particularly in energy and chemical EPC, the strength of our financial position and our letter of credit capacity are important factors to our customers when awarding new projects. As such, we are pursuing the offering to more competitively position us when bidding on new projects and allow us to bid on additional projects. Upon the successful completion of this offering, the tender offer and the new upsized credit facility, we will have minimal long-term debt, significantly decreased ongoing debt service cost and increased our letter of credit capacity.

Business Segments

Environmental & Infrastructure Segment
      Our E&I segment provides services that include the identification of contaminants in soil, air and water and the subsequent design and execution of remedial solutions. The segment also provides project and facilities management capabilities and other related services to non-environmental civil construction, watershed restoration and the outsourcing privatization markets. Federal, state and local governmental entities and commercial industrial companies are the primary customers for our E&I segment.

Federal
      Core Services. The core service of our federal business is the delivery of environmental restoration and regulatory compliance services to U.S. government agencies, such as the DOD, the Department of Energy (“DOE”), the Environmental Protection Agency (“EPA”), and the Government Services Administration (“GSA”). Environmental restoration activities are centered on engineering and construction services to support customer compliance with the requirements of CERCLA and RCRA. Regulatory compliance activities are centered on providing professional services to meet the requirements of the Clean Water Act, Clean Air Act, Toxic Substances Control Act and RCRA. For the DOE, we are presently working on several former nuclear-weapons production facilities where we provide engineering, construction and construction management for nuclear activities. For the DOD, we are involved in projects at several Superfund sites and several Formerly Utilized Sites Remedial Action program (FUSRAP) sites managed by the U.S. Army Corps of Engineers. For the Department of the Army, we are working on the chemical demilitarization program at several sites. The DOD is increasingly using performance based contract vehicles, including guaranteed fixed-price contracts, wherein we assume responsibility for cleanup and regulatory closure of contaminated sites for a firm fixed-price. We purchase environmental insurance to provide protection from unanticipated cost growth due to unknown site conditions, changes in regulatory requirements and other project risks.
      Homeland Security. As a part of our homeland security programs, we have provided emergency support services to numerous federal agencies (and private-sector clients) in response to anthrax contamination at a number of high profile sites. The services we provide for anthrax and other biological agent contamination include sampling, analyzing samples, providing other laboratory services, decontaminating and cleaning buildings and equipment, air monitoring and modeling, and disposing of contaminated waste. Our services also include providing risk assessment and engineering and logistical support, as well as playing a leading role in investigating, developing and testing innovative decontamination techniques to help minimize and eliminate such contamination. The full-spectrum of homeland security services includes continuity of operations, risk assessment, and consequence management planning and training to the federal, state and local governments and private industry customers nationwide. Our Homeland Security Team provides total security solutions and integrated services for consulting, engineering/ design, procurement and construction services.
      Nuclear Services. A significant portion of future DOD and DOE environmental expenditures will be directed to cleaning up hundreds of domestic and international military bases and to restoring former nuclear weapons facilities. The DOD has stated there is a need to ensure that the hazardous wastes present at these sites, often located near population centers, do not pose a threat to the surrounding population. Further, in connection with the closure of many military bases, there are economic incentives and benefits resulting from environmental restoration that enable these sites to be developed commercially by the private sector. The DOE has long recognized the need to stabilize and safely store nuclear weapons materials and to clean up areas contaminated with hazardous and radioactive waste. We continue to provide engineering and project leadership support to other DOE nuclear programs such as Mixed Oxide Fuel and Yucca Mountain.
      Environmental Liability Solutions. The DOD has stated its intent to increase the use of performance based contracts, including guaranteed fixed-price with environmental insurance vehicles. During fiscal 2004, we were awarded several IDIQ contracts by the DOD that were primarily FPRI type contracts. We have been awarded three projects totaling approximately $16.6 million and we continue to seek new projects from these

FPRI contracts. In addition, we have approximately $114 million in backlog related to two IDIQ projects as of August 31, 2004.
      Department of Energy. Our approach to this DOE environmental market is to participate in the Small Business initiatives with our SBA approved 8(a) Joint Venture company created with Portage Environmental, and to bid on other full and open site closure projects as a prime contractor or significant member of a business team. The business risk on these DOE cost plus incentive fee contracts remains low with the biggest risk to us resulting from investment of relatively large bid and proposal efforts, typically costing more than $1 million for a major procurement. In fiscal 2004, we focused on five major DOE procurements, three of which were large contract value small business set asides, one major closure contract, and one DOE national laboratory management contract. The potential value of these five contracts to us is $2.5 billion over the next five years, but competition is significant. We will continue to pursue projects within the DOE Environmental Management segment, as well as build off of our nuclear engineering, construction and maintenance capabilities to support the evolving nuclear energy and non-proliferation missions of the DOE.
      Unexploded Ordnance and Explosives, or UXO The DOD’s fiscal requirements for Conventional Ordnance and Explosives clean-up on closed ranges will exceed current government funding, which we estimate to be $250 million annually. Several congressional advocates continue to push for increased funding for UXO removal projects along with developing an enhanced Military Munitions Response Program. We have encountered opportunities through our existing contracts for projects involving UXO as well as indications that there will be new contracts for UXO in the near future. We intend to pursue opportunities related to the UXO removal projects as the DOD addresses operational and non-operational ranges under the Military Munitions Response Program.
      Coastal and Natural Resource Restoration We have performed wetland-related work in the Everglades, Chesapeake Bay area, and other areas throughout the United States, and we maintain the expertise and resources to continue to benefit from this expanding segment. New opportunities are present in both the federal and commercial markets for these types of projects. For example, the Coastal Wetlands Planning Protection and Restoration Act provides federal funds to conserve, restore and create coastal wetlands and barrier islands. We believe our E&I segment is well positioned to capitalize on upcoming wetlands and coastal restoration work in Louisiana and other locations throughout the United States.
      Facilities Management — Mission Support Services: The Facilities Management — Mission Support Services business line provides integrated management services to federal customers. These services traditionally include operating logistics facilities and equipment, providing public works maintenance services, operating large utilities systems, managing engineering organizations, supervising construction, operating and maintaining housing, and maintaining public safety services including police, fire and emergency services. Customers include the DOE, NASA, the Army, the Air Force, and the Navy.
      Specifically, our subsidiary, Shaw Beneco, provides construction management, design/build and general contracting for military housing, commercial and industrial facilities for the federal government and other clients. Shaw Beneco’s operations are organized by project delivery and contract type: Maintenance, Renovation and Repair (MRR) programs and Construction Projects. MRR programs include Job Order Contracts and the U.S. Air Force’s Simplified Acquisition of Base Engineering Requirements contracting methods, along with various forms of IDIQ contracts. Construction projects include stand-alone construction projects, design/build and multiple award construction contracts.

Commercial, State and Local
      Commercial, State and Local services provide environmental consulting, engineering and construction services to private-sector and state and local government customers. Core services of the Commercial Consulting and Engineering and Construction Groups include engineering, consulting and turnkey management services. These services include complete life cycle management, construction management, O&M services, and environmental services including emergency response and high hazard and toxic waste cleanups and on-site remedial activities. Commercial, state and local services provides full service capability, including site selection, permitting, design, build, operation, decontamination, demolition, remediation and redevelopment. Our services range from initial studies to designing and constructing in-water remediation projects, marine terminals and navigation improvements.
      Through our solid waste service line, we provide turnkey services, including engineering, permitting, design/ build construction, equipment fabrication, landfill products, sampling, monitoring, and facility and system operation and maintenance, principally to the owners and operators of municipal solid waste landfills. Shaw E&I offers complete life cycle management of solid waste, employing capabilities that range from site investigation through landfill design and construction to post-closure operations and maintenance or redevelopment.
      We have also created the “Shaw Insured Environmental Liability Distribution” or “SHIELD”tm program, a proprietary structured transaction tool that will insure and distribute environmental liabilities for parties desiring to substantially reduce contingent environmental liabilities.
      Additionally, our Science and Technology Group utilizes technology to solve environmental problems and these efforts are supported by three Company-owned laboratories. We also utilize bioreactor systems technology and have expertise in the treatment of contaminated groundwater and wastewater. Specific applications include contaminants such as perchlorate, MTBE, and high strength waste streams from food, beverage and pharmaceutical industries.

Housing Privatization
      The Housing Privatization business line provides integrated services for the DOD’s Military Housing Privatization Initiative, including property ownership; project financing; development; design/construction; and daily property management and maintenance services. This is a relatively new market that has developed in recent years as a result of the DOD’s need to retain personnel by providing quality housing to service members and their families.
      Traditionally, the DOD has maintained most of its own facilities and support systems, but in recent years it has transferred many of these responsibilities to private contractors and private owners. A privatization market has been created by the government’s sales of assets or revenue streams, such as military housing, electric, water and wastewater utilities on a military base, to private companies, which are then responsible for maintenance and operation of site activities currently conducted by government personnel. Additionally, the Office of Management and Budget has an initiative to force agencies to follow the DOD’s lead and begin to streamline their operations.
      As a result, during fiscal 2004, we have been awarded two contracts to privatize military family housing for approximately 2,500 military family housing units with our joint venture partner, CEI. The total estimated development costs for these two contracts is approximately $284 million. Additionally, we have been notified that we have been awarded five additional contracts to privatize military family housing; however, these contracts had not yet closed as of August 31, 2004. These contracts have estimated development costs of approximately $1 billion for the privatization of approximately 7,800 military family housing units. We believe several factors, including (i) our federal government business platform, (ii) prior DOD facilities management and Job Order Contracting and other governmental contracting experience and (iii) expertise in construction at military installations contributed to these contracts being awarded to us.

Energy & Chemicals Segment
      The E&C segment provides a range of project-related services, including design, engineering, construction, procurement, technology and consulting services, primarily to the power generation and process industries.

Industry Overview
      Power Generation Industry. We provide a full range of engineering, procurement and construction services to power projects on a global basis. During fiscal 2001, our backlog increased significantly as a result of demand for new power plants, primarily combined-cycle and combustion turbine technology fueled by natural gas or both oil and gas. This new capacity demand was primarily created by orders from independent power producers and merchant power plants to develop additional generation capacity. Typically, new plants from independent and merchant power producers compete directly with existing utilities in deregulated sectors. Deregulation also created opportunities for us from existing utilities that needed to upgrade or develop new power plants to remain competitive. Although demand for new power plants decreased significantly in fiscal 2002 and fiscal 2003, we expect that in the coming years many existing plants will need to be “re-powered” or substantially upgraded by replacing all or most of the existing equipment with more efficient systems. During fiscal 2004, we were awarded two contracts for new construction gas-fired power generation projects for a combined contract price of approximately $735 million.
      We also provide system-wide maintenance and modification services to existing power plants. These projects can include upgrading emission control systems and redesigning facilities to allow for the use of alternative fuels. We concentrate on more complicated, non-commodity type projects where our technology, historical know-how and project management skills can add value to the project. We believe we have a leading position in the decommissioning and decontamination business for nuclear power plants. This business consists of shutting down and safely removing a facility from service while reducing the residual radioactivity to a level that permits release of the property for unrestricted use and termination of the nuclear power plant license.

•	Nuclear. The United States has approximately 100 operating nuclear plants that continue to require engineering and maintenance services to support operations and improve performance. In addition to supporting operations and improving performance, plant restarts and new plant construction provide opportunities for further expansion. Plant restarts are currently taking place in the U.S. and Canada while new plant construction is ongoing in certain foreign countries and should occur in the U.S. in the future. This market is estimated at $250 million per year. During fiscal 2004, we were awarded contracts totaling more than $50 million. Our subsidiary, Stone & Webster is well known for its strengths in the design of new nuclear facilities and the related technical services.

•	Flue Gas Desulphurization (FGD). Environmental regulations and the rising price of natural gas have fueled the need to retrofit existing coal-fired power plants. During fiscal 2004, we were awarded engineering contracts on projects totaling more than $200 million. We believe we are well positioned and qualified to perform the EPC on these and other FGD projects. The FGD retrofit market is roughly a $15 to $20 billion market that will continue to grow through 2011, assuming the EPA passes clean air regulation. We will continue to seek new opportunities in this area and believe our unique and recent experience in engineering and managing these projects will make us an early industry leader in this market.

•	Gas-Fired Generating Capacity. Expansion of new gas generation capacity will be limited in the United States market, but the international market, including Canada, is expected to become increasingly active. Some growth in the United States is expected to be driven by distribution rather than capacity as evidenced by two generating plants awarded to us during fiscal 2004 totaling more than $700 million in contract value which are currently under construction. Select opportunities to potentially complete construction on existing and partially completed combined-cycle plants throughout the United States exist in the market. Additionally, general proposals are in preparation for international projects in fiscal 2005. Our integrated capabilities and recent experience bodes well for success in what will be a competitive market.

•	Coal. The sharp rise in oil prices has prompted regulated power companies in the United States to focus on coal-fired plants. While the number of new plants in the future is an uncertainty, the general consensus is that some awards of coal plants will be made in fiscal 2005. Our Stone & Webster subsidiaries have the experience and expertise related to these coal plants which should position us for a share of this market.
      Process Industry. Our process work includes work for customers primarily in the chemical, petrochemical and refining industries. Demand in processing industries has declined in recent years as a result of decreased spending by chemical, petrochemical and refining companies and, more recently, due to an overall downturn in the worldwide economy. However, we are encouraged by an increase in inquiry activity in the petrochemical and refining industries, especially in the overseas markets. Key drivers include an increased demand for ethylene and downstream petrochemical products as well as waste-to-energy opportunities. We believe there will be increased capital expenditures by the major oil and petrochemical companies in calendar 2005. Internationally, China continues to significantly expand its petrochemical capabilities. Critical to this expansion is additional ethylene capacity which is one of our core competencies. We also expect new petrochemical opportunities in the oil producing regions due to the higher than expected crude oil prices and the availability of lower priced natural gas in the Middle East. This is particularly true in the Kingdom of Saudi Arabia where the oil refining industry is beginning to expand into petrochemicals.
      We expect that actions by the major oil and petrochemical companies to integrate refining and petrochemical facilities in order to improve margins will provide opportunities for us. In the petrochemical field, we have particular expertise in the construction of ethylene plants which convert gas and/or liquid hydrocarbon feed stocks into ethylene, the source of many higher-value chemical products, including packaging, pipes, polyester, antifreeze, electronics, tires and tubes. The demand for our services in the refining industry has been driven by refiners’ needs to process a broader spectrum of crude and to produce a greater number of products. In addition, current refining activity is being driven by demand for clean fuels and clean air legislation. While the refining process is largely a commodity activity, the configuration of each refinery depends primarily on the grade of crude feedstock available, desired mix of end-products and considerations of capital and operating costs. We also undertake related work in the gas-processing field, including propane dehydrogenation facilities, gas treatment facilities, liquefied natural gas plants and cryogenic processes.

Services Offered
      Engineering and Design. We provide a broad range of engineering, design and design-related services to our customers. Our engineering capabilities include civil, structural, mechanical and electrical. For each project, we identify the project requirements and then integrate and coordinate the various design elements. Other critical tasks in the design process may include value analysis and the assessment of construction and maintenance requirements.
      Construction and Procurement. We provide construction and construction management services. We often manage the procurement of materials, subcontractors and craft labor. We believe we have significant expertise in effectively and efficiently managing these activities, vendors and labor. Depending on the project, we may function as the primary contractor or as a subcontractor to another firm or as a construction manager, engaged by the customer to oversee another contractor’s compliance with design specifications and contracting terms. Under operation and maintenance contracts, we perform repair, renovation, predictive and preventative services to customers in their facilities worldwide.
      Consulting. We provide technical and economic analysis and recommendations to owners, investors, developers, operators and governments, primarily in the global power generation industry. Our services include competitive market valuations, asset valuations, assessment of stranded costs, plant technical descriptions and energy demand modeling. We have particular expertise in the electronic simulation and analysis of power transmission and distribution systems.
      Technology. Our proprietary olefin and refinery technologies, coupled with the Badger alliances, allow us to offer clients an integrated refinery and petrochemicals solution. The combined Stone & Webster/ Badger team, in conjunction with key alliance partners, including ExxonMobil Chemical and Atofina, offers leading technology in many sectors of the refining and petrochemical industry, including the manufacture of ethylbenzene, cumene, ethylene and styrene monomer.
      Clean Fuels. We were awarded approximately $200 million of clean fuel emissions work in fiscal 2004 and approximately $50 million in early fiscal 2005. We currently have five active clean fuels projects. We believe this market will continue to expand for us into fiscal 2006 as we have demonstrated the ability to win and execute work in this area.

      Ethylene. The demand for ethylene is growing at a rate of 4% to 5% per year (1.4 times GDP growth). Approximately 70% of ethylene is produced from petroleum derived naphtha but this is changing due to the availability of low cost ethane feedstock in the Middle East region. This feedstock cost advantage has seriously impacted the economic viability of gas feed steam crackers in North America where feedstock price is controlled by natural gas pricing. New facilities will mainly be gas feed crackers based on ethane extracted from nature gas. The expansion in ethylene demand is being driven by the increased demand for polyethylene, polyesters, polystyrene and PVC, mainly from China. We anticipate this increase to continue into fiscal 2006. We are currently bidding on ten major ethylene projects in the Middle East and China with additional projects in the planning stage. With our estimated 35% of the all ready existing market share and only four ethylene technology licensor competitors, our Stone & Webster subsidiaries are well positioned to seize these opportunities.
      Petrochemical Refinery. The refining industry is searching for new value-added projects that can be produced from petroleum, and are investigating integration into petrochemical facilities. We have an exclusive agreement with RIPP/ Sinopec to license a key technology that encourages the refiner’s entry into the petrochemical arena. This technology is a high olefin yield, fluid catalytic cracker derived process called Deep Catalytic Cracking (DCC). This technology is of increasing interest because of its ability to produce propylene, a base chemical that is in short supply and whose demand is growing faster than that of ethylene. The petrochemical industry is concerned about the future supply of propylene. This is due to the predominant increase in ethane crackers which produce ethylene and minimal amounts of propylene which leads to the increased interest in DCC. We have just licensed a large DCC unit to a confidential client and are in discussions with several other potential clients. We believe growth opportunities in the process market for petrochemical refineries exist in retrofit projects domestically and new construction and expansion projects internationally.

Maintenance Segment
      Under operation and maintenance contracts, we perform repair, renovation, predictive and preventative services to customers in their facilities worldwide.
      Power Generation Industry. We provide the following maintenance services to our customers in the power generation industry:

•	Shaw Maintenance. Shaw Maintenance is well positioned to assist the power industry by providing capabilities that complement our EPC services. We are a diverse, worldwide business group able to provide our clients with reliability services, turnarounds & outages, small project capital construction services, tank design construction & maintenance, insulation, painting, scaffolding, and water and wastewater operation and maintenance. Our plant and reliability engineering, as well as our maintenance expertise, combine to assist our clients in the improvement of power production and compliance with federal environmental requirements. Nuclear, FGD, coal-and gas-fired generation opportunities in the market will provide the best power growth opportunities for our maintenance services in fiscal year 2005.

•	Nuclear Plant Maintenance and Modifications. We are currently providing nuclear maintenance services in 35 of the 103 operating nuclear plants in the United States and decommissioning services at two plants. Potential opportunities include expansion to other U.S. plants and the expansion of our services within the existing plants. During fiscal 2004, we were awarded contracts totaling more than $250 million. Our subsidiary, Stone & Webster has performed nuclear plant maintenance modification services for over 25 years and enjoys a leading market share in the United States.
      Process Industry. Shaw Maintenance began as primarily a process focused business and has diversified into all phases of the industrial market. We strive to be safety-driven with proactive programs and world-class results. Shaw Maintenance holds diverse capabilities to service our client’s needs. We perform design, repair, renovation, and preventative services to customer facilities worldwide. Shaw Maintenance is positioned to assist the Process industry by providing capabilities in conjunction with our EPC services. Petrochemical,

Ethylene and Clean Fuels markets will provide the best Process growth opportunities for our Maintenance services in fiscal year 2005.

Fabrication, Manufacturing & Distribution Segment
      The F&M segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for industrial plants and manufactures. We believe we are the largest supplier of fabricated piping systems for power generation facilities in the United States and a leading supplier worldwide. In process facilities, piping systems are the critical path to convert raw or feedstock materials to products. We fabricate fully integrated piping systems and provide a full range of engineering, procurement and construction services for process customers around the world.
      Piping system integration accounts for a significant portion of the total man-hours associated with constructing a power generation or a materials processing facility. We provide fabrication of complex piping systems from raw materials including carbon steel, stainless steel and other alloys, such as nickel, titanium and aluminum. We fabricate pipe by cutting it to length, welding fittings on the pipe and bending the pipe, each to precise customer specifications. We currently operate pipe fabrication facilities in Louisiana, South Carolina, Utah, Oklahoma (where operations have been substantially reduced as a result of decreased demand), the United Kingdom, Venezuela (our pipe fabrication facility was closed due to political unrest during 2003), and two joint ventures: Bahrain and China. Our fabrication facilities are capable of fabricating pipe ranging in diameter from 1/2 inch to 72 inches, with overall wall thicknesses from 1/8 inch to 7 inches. We can fabricate pipe assemblies up to 100 feet in length and weighing up to 45 tons.
      We believe our induction pipe bending technology is one of the most advanced, sophisticated, and efficient technologies available, and we utilize this technology and related equipment to bend pipe and other carbon steel and alloy items for industrial, commercial and architectural applications. Pipe bending can provide significant savings in labor, time and material costs, as well as product strengthening. In addition, we have commenced a robotics program which we believe will result in productivity and quality levels not previously attained in this industry. As of August 31, 2004, the robotics program is currently being tested in production.
      We operate a manufacturing facility in Shreveport, Louisiana, which sells its products to our E&C segment’s operations and to third parties. Manufacturing our own pipe fittings enables Shaw to realize greater efficiencies in the purchase of raw materials, reduces overall lead times and lowers total installed costs.
      We also operate several distribution centers in the U.S., which distribute our products and products manufactured by third parties. Demand for the segment’s products is typically dependent upon capital projects in the Power Generation and process industries.
Revenues By Industry And Geographic Region
      Our revenues by industry for periods indicated approximated the following amounts (in millions, except for percentages):

	Three Months Ended
	November 30,				Year Ended August 31,

Industry Sector	2004		2003		2004		2003		2002

Environmental and Infrastructure	$331.3	40%	$316.8	49%	$1,329.4	43%	$1,203.8	37%	$489.8	16%
Power Generation	340.1	41	194.6	30	1,115.5	36	1,536.2	47	2,217.8	70
Process Industries	141.9	17	120.5	19	544.2	18	440.5	13	258.5	8
Other Industries	14.8	2	15.0	2	87.8	3	112.3	3	183.0	6

	$828.1	100%	$646.9	100%	$3,076.9	100%	$3,292.8	100%	$3,149.1	100%

      Process industries include chemical and petrochemical processing and crude oil refining sales. Other industries includes the oil and gas exploration and production industry as well as various fabrication distribution customers.

      The major industries in which we operate are cyclical. Because our customers typically participate in a broad portfolio of industries, our experience has been that downturns in one industry sector may be mitigated, in part, by opportunities in another sector.
      Our revenues by geographic region for the periods indicated approximated the following amounts (in millions, except for percentages):

	Three Months Ended
	November 30,				Year Ended August 31,

Geographic Region	2004		2003		2004		2003		2002

United States	$699.1	85%	$549.2	85%	$2,511.6	82%	$2,800.9	85%	$2,737.3	87%
Asia/Pacific Rim	60.2	7	38.4	6	223.4	7	219.8	7	146.1	5
Middle East	24.7	3	6.1	1	151.3	5	12.0	—	10.8	—
Canada	21.8	3	20.6	3	96.3	4	101.9	3	103.7	3
Europe	12.1	1	30.6	5	74.5	2	127.7	4	108.2	4
South America and Mexico	7.5	1	1.3	—	7.2	—	14.7	—	27.6	1
Other	2.7	—	0.7	—	12.6	—	15.8	1	15.4	—

	$828.1	100%	$646.9	100%	$3,076.9	100%	$3,292.8	100%	$3,149.1	100%

Backlog
      Backlog by segment is as follows (in millions, except for percentages):

	November 30,
	2004		August 31, 2004

E&I	$2,625.8	49%	$2,856.4	50%
E&C	1,191.3	22	1,340.2	23
Maintenance	1,427.0	26	1,453.6	25
F&M	147.4	3	115.8	2

	$5,391.5	100%	$5,766.0	100%

	Year Ended August 31,

	2004		2003		2002

E&I	$2,856.4	50%	$2,783.9	59%	$2,313.7	41%
ECM	2,793.8	48	1,868.3	39	3,017.0	54
F&M	115.8	2	99.1	2	274.0	5

	$5,766.0	100%	$4,751.3	100%	$5,604.7	100%

      Backlog by industry sector is as follows (in millions, except for percentages):

	November 30,
Industry Sector	2004		August 31, 2004

Environmental and Infrastructure	$2,625.8	49%	$2,856.4	50%
Power Generation	2,049.3	38	2,176.7	38
Process Industries	681.0	12	723.2	12
Other Industries	35.4	1	9.7	—

	$5,391.5	100%	$5,766.0	100%

      We estimate that approximately 36% of our backlog at November 30, 2004 will be completed in fiscal 2005.

      Our backlog is largely a reflection of the broader economic trends being experienced by our customers and is important to us in anticipating our operational needs. Backlog is not a measure defined in generally accepted accounting principles and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. We cannot assure you that revenues projected in our backlog will be realized, or if realized, will result in profits. see “Risk Factors.”
      E&I Segment. Our E&I segment’s backlog includes the value of awarded contracts and the estimated value of unfunded work of our consolidated subsidiaries and our proportionately consolidated joint venture entities. The unfunded backlog generally represents various government (federal, state and local) project awards for which the project funding has been at least partially authorized or awarded by the relevant government authorities (e.g., authorization or an award has been provided for only the initial year or two of a multi-year project). Because of appropriation limitations in the governmental budget processes, firm funding is usually made for only one year at a time, and, in some cases, for periods less than one year, with the remainder of the years under the contract expressed as a series of one-year options. Amounts included in backlog are based on the contract’s total awarded value and our estimates regarding the amount of the award that will ultimately result in the recognition of revenue. These estimates are based on our experience with similar awards and similar customers and average approximately 75% of the total unfunded awards. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog and in unexercised contract options. Our backlog does not include any awards (funded or unfunded) for work expected to be performed more than five years after the date of our financial statements. The amount of future actual awards may be more or less than our estimates.
      E&C Segment. We define our backlog in the E&C segment to include projects for which we have received a commitment from our customers of our consolidated subsidiaries and proportionately consolidated joint venture entities. This commitment typically takes the form of a written contract for a specific project, a purchase order, or a specific indication of the amount of time or material we need to make available for a customer’s anticipated project. Certain backlog engagements are for particular products or projects for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time.
      Maintenance Segment. Our backlog for maintenance work is derived from maintenance contracts and our customers’ historic maintenance requirements.
      F&M Segment. We define our backlog in this segment to include projects for which we have received a commitment from our customers. This commitment typically takes the form of a written contract for a specific project, a purchase order, or a specific indication of the amount of time or material we need to make available for a customer’s anticipated project.
      Many of the contracts in backlog provide for cancellation fees in the event customers cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenue associated with work performed prior to cancellation and a varying percentage of the profits we would have realized had the contract been completed.
Types Of Contracts
      Our work is performed under fixed-price contracts, cost-reimbursable contracts, and fixed-price and cost-reimbursable contracts modified by incentive and penalty provisions. Each of our contracts may contain components of more than one of the contract types discussed below. During the term of a project, the contract or components of the contract may be renegotiated to a different contract type. We focus our engineering, procurement and construction activities on cost-reimbursable, as defined below, and negotiated fixed-price work. We believe these types of contracts reduce our exposure to unanticipated and unrecoverable cost overruns. Fixed-price contracts are generally obtained by direct negotiation rather than by competitive bid. We have entered into fixed-price or unit-price contracts on a significant number of our domestic piping contracts and substantially all of our international piping projects. At November 30, 2004, approximately 79% of our backlog was comprised of cost-reimbursable contracts, 18% were fixed-price contracts and 3% were unit-price contracts.

      Our fixed-price contracts include the following:

•	Firm fixed-price contract — A contract in which the price is not subject to any adjustment by reason of our cost experience or our performance under the contract. As a result, we benefit from costs savings while generally being unable to recover any cost overruns on these contracts. However, these contract prices may be adjusted for changes in scope of work, new or changing laws and regulations and other events negotiated. These fixed-price contracts usually require that we use our best efforts to accomplish the scope of the work within a specified time; otherwise, we could be assessed damages which in some cases are limited to agreed-upon liquidated damages.

•	Maximum price contract — A contract which provides at the outset for an initial target cost, an initial target profit and a price ceiling. The price is subject to adjustment by reason of our cost experience, but the adjustment would generally not exceed the price ceiling established in the contract. In addition, these contracts usually include provisions whereby we share cost savings with our clients. As a result, we partially benefit from cost savings while we generally are unable to recover any cost overruns in excess of the ceiling price.

•	Unit-price contract — A contract under which we are paid a specified amount for every unit of work performed. A unit-price contract is essentially a firm fixed-price contract with the only variable being units of work performed. Variations in unit-price contracts include the same type of variations as firm fixed-price contracts. We are normally awarded these contracts on the basis of a total price that is the sum of the product of the specified units and unit prices.
      Our cost-reimbursable contracts include the following:

•	Cost-plus contract — A contract under which we are reimbursed for allowable or otherwise defined costs incurred plus a fee or mark-up. These contracts usually require that we use our best efforts to accomplish the scope of the work within a specified time; otherwise, we could be held liable for damages which in some cases are limited to agreed upon liquidated damages. The contracts may also include incentives for various performance criteria including areas as quality, timeliness, ingenuity, safety and cost-effectiveness. In addition, our costs are generally subject to review by our customers and such reviews could result in costs being disputed as not reimbursable under the terms of the contract.

•	Target-price contract — A contract under which we are reimbursed for costs plus a fee consisting of two parts: (i) a fixed amount which does not vary with performance and (ii) an award amount based on the performance and cost-effectiveness of the project. As a result, we are generally able to recover any cost overruns on these contracts; however, we can be assessed liquidated or actual damages for late delivery or the failure to meet certain performance criteria. Target-price contracts also generally provide for sharing of costs in excess of or below the target. In some contracts, we may agree to share cost overruns in excess of our fee which could result in a loss on the project.
      U.S. Government contracts are typically awarded through competitive bidding or negotiations pursuant to federal acquisition regulations and may involve several bidders or offerors. Government contracts also typically have annual funding limitations and are limited by public sector budgeting constraints. Government contracts may be terminated at the discretion of the government agency with payment of compensation only for work performed and commitments made at the time of termination. In the event of termination, we generally receive some allowance for profit on the work performed. Many of these contracts are multi-year Indefinite Delivery Order agreements. These programs provide estimates of a maximum amount the agency expects to spend. Our program management and technical staffs work closely with the client to define the scope and amount of work required. Although these contracts do not initially provide us with any specific amount of work, as projects are defined, the work may be awarded to us without further competitive bidding.
      Although we generally serve as the prime contractor on our federal government contracts, or as part of a joint venture which is the prime contractor, we also serve as a subcontractor to other prime contractors. With respect to bidding on large, complex environmental contracts, we have entered into and may continue to enter into joint venture or teaming arrangements with competitors.

      Also, U.S. Government contracts generally are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government’s convenience. Government contracts are subject to specific procurement regulations and a variety of socio-economic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.
      Our continuing service agreements with customers expedite individual project contract negotiations through means other than the formal bidding process. These agreements typically contain a standardized set of purchasing terms and pre-negotiated pricing provisions and often provide for periodic price adjustments. Service agreements allow our customers to achieve greater cost efficiencies and reduced cycle times in the design and fabrication of complex piping systems for power, chemical and refinery projects. In addition, while these agreements do not typically contain committed volumes, we believe that these agreements provide us with a steady source of new projects and help minimize the impact of short-term pricing volatility.
Customers And Marketing
      Our customers are principally major multi-national industrial corporations, regulated utilities, independent and merchant power providers, governmental agencies and equipment manufacturers.
      For the year ended August 31, 2004, we had revenues from seven customers of approximately $814.2 million, which represented approximately 52% of our E&C segment’s revenues and 27% of our total revenues. We also had total revenues from U.S. Government agencies or entities owned by the U.S. Government of approximately $1,170.0 million (38% of our total revenues) that included E&I segment revenues totaling approximately $908.6 million (68% of E&I segment revenues).
      Additionally, as of August 31, 2004, approximately 54% of our total backlog, and approximately 93% of the E&I segment’s backlog is with U.S Government agencies or entities owned by the U.S. Government. Contracts with seven separate commercial customers of the E&C segment represent approximately 31% of total backlog and 63% of E&C backlog at August 31, 2004.
      For the year ended August 31, 2003, we had revenues from entities owned or controlled by PG&E National Energy Group, Inc. of approximately $435.9 million, which represented approximately 24% of our E&C segment’s revenues and 13% of our total revenues. Also, we had total revenues from U.S. Government agencies or entities owned by the U.S. Government of approximately $948.9 million (29% of our total revenues) that included E&I segment revenues totaling approximately $815.0 million (68% of E&I segment revenues).
      We conduct our marketing efforts principally with an in-house sales force. In addition, we engage independent contractors as agents to market to certain customers and territories. We pay our sales force a base salary plus, when applicable, an annual bonus. We pay our independent contractors on a commission basis which may also include a monthly retainer.
Raw Materials And Suppliers
      For our engineering, procurement and construction services, we often rely on third party equipment manufacturers and subcontractors to complete our projects. We are not substantially dependent on any individual third party to support these operations; however, we are subject to possible cost escalations based on inflation and other market price fluctuations.
      Our principal raw materials for our pipe fabrication operations are carbon steel, stainless steel and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. The market for most raw materials is extremely competitive, and our relationships with suppliers are strong. Certain types of raw materials, however, are available from only one or a few specialized suppliers. Our inability to obtain materials from these suppliers could jeopardize our ability to timely complete a project or realize a profit.

      We purchase directly from manufacturers, or manufacture, a majority of our pipe fittings. These arrangements generally lower our pipe fabrication costs because we are often able to negotiate advantageous purchase prices as a result of the volumes of our purchases. If a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. We keep items in stock at each of our facilities and transport items between our facilities as required. We obtain more specialized materials from suppliers when required for a project.
Industry Certifications
      In order to perform fabrication and repairs of coded piping systems, our domestic construction operations and fabrication facilities, as well as our subsidiaries in Derby, U.K. and Maracaibo, Venezuela, maintain the required American Society of Mechanical Engineers (“ASME”) certification (U & PP stamps). The majority of our fabrication facilities, as well as our subsidiaries, in Derby, U.K. and Maracaibo, Venezuela have also obtained the required ASME certification (S stamp) and the National Board certification (R stamp).
      Our domestic subsidiary engineering and construction operations in Stoughton, Massachusetts also maintain the required ASME certification (S stamp) and the National Board repair certification (R stamp) in addition to the ASME certifications (A, PP & U stamps) and the National Board registration certification (NB stamp) for S, A, PP and U stamped items.
      In order to perform nuclear construction, fabrication and installation activities of ASME III Code items such as vessels, piping systems, supports and spent fuel canister/storage containments at nuclear plant sites, our domestic subsidiary engineering and construction operations in Stoughton, Massachusetts maintain the required American Society of Mechanical Engineers (“ASME”) certifications (N, N3, NPT & NA stamps) (NS Cert). These ASME certifications also authorize our Stoughton location to serve as a material organization for the supply of ferrous and nonferrous material. Stoughton, Massachusetts also maintains the National Board nuclear repair certification (NR stamp) and National Board registration certification (NB stamp) for N & N3 stamped nuclear components.
      The Laurens, South Carolina facility also maintains a nuclear piping ASME certification (NPT stamp) and is authorized to fabricate piping for nuclear power plants and to serve as a material organization to manufacture and supply ferrous and nonferrous material. This facility is also registered by the International Organization of Standards (ISO 9002). Substantially all of our North American engineering operations, as well as our UK operations, are also registered by the International Organization of Standards (ISO 9001).
Patents, Trademarks And Licenses And Other Intellectual Property
      We have several items that we believe constitute valuable intellectual property. We consider our computerized project control system, SHAW-MAN,tm and our web-based, earned value application, SHAWTRACtm, to be proprietary assets. We believe that our Stone & Webster subsidiary has a leading position in technology associated with the design and construction of plants that produce ethylene, which we protect and develop with license restrictions and a research and development program.
      Through the acquisition of the Badger® technologies, we have obtained several technology partnerships. In the key area of zeolite catalysis, the association with ExxonMobil Chemical has resulted in the successful development of what we believe to be the world’s leading technologies to produce ethyl benzene and cumene, which are available for license through Badger Licensing LLC, our joint venture with ExxonMobil Chemical. Complementing this relationship in alkylation is the licensing of the Fina/ Badger Styrene Monomer Technology, a relationship that has spanned 40 years. In the area of gas to liquids, we are the exclusive provider of front end/basic engineering for Sasol’s Fischer-Tropsch technologies.

      Through our acquisition of the assets of the IT Group, we have acquired certain patents that are useful in environmental remediation and related technologies. The technologies include the Biofast® in-situ remediation method, a vacuum extraction method for treating contaminated formations, and a method for soil treatment which uses ozone. The IT Group acquisition also included the acquisition of proprietary software programs that are used in the management and control of hazardous wastes and the management and oversight of remediation projects.
      In fiscal 2003, we acquired Envirogen, Inc. which had certain patents and trademarks. Envirogen’s patented technologies include processes for the control of biomass in Fluidized Bed Reactors which processes enhance overall system degradative performance and operating costs, biodegradation of MTBE and other compounds utilizing specialized bacteria and degradative techniques, and designs for Membrane Biological Reactors reducing operating costs and downtime associated with membrane cleaning for water treatment.
Competition
      The markets served by both our E&C and E&I segments are highly competitive and for the most part require substantial resources and highly skilled and experienced technical personnel. A large number of regional, national and international companies are competing in the markets we serve, and certain of these competitors have greater financial and other resources. Further, we are a recent entrant into certain areas of these businesses, and certain competitors possess substantially greater experience, market knowledge and customer relationships.
      In pursuing piping, engineering and fabrication projects, we experience significant competition in both international and domestic markets. In the United States, there are a number of smaller pipe fabricators; while internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than us.
Employees
      At November 30, 2004, we employed approximately 17,800 employees, and approximately 1,600 of these employees were represented by labor unions pursuant to collective bargaining agreements. We also employ union labor from time to time on a project-specific basis. We believe current relationships with our employees (including those represented by unions) are satisfactory. We are not aware of any circumstances that are likely to result in a work stoppage at any of our facilities.
      At November 30, 2004, approximately 925 of our employees work in our wholly owned subsidiaries in Canada and approximately 180 in the United Kingdom.
Environmental Laws And Regulations
      We are subject to environmental laws and regulations, including those concerning emissions into the air, discharges into waterways, generation, storage, handling, treatment and disposal of hazardous materials and wastes and health and safety.
      The environmental, health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We believe we are in substantial compliance with all applicable environmental, health and safety laws and regulations. To date, our costs with respect to environmental compliance have not been material, and we have not incurred any material environmental liability. However, we cannot assure you that we will not incur material environmental costs or liabilities in the future. For more information on the impact of environment regulation upon our businesses, see “Risk Factors.”

Properties
      Our principal properties at November 30, 2004 are as follows:

		Approximate
Location	Description	Square Feet

Baton Rouge, LA	Corporate Headquarters	240,000	(1)
Laurens, SC	Pipe Fabrication Facility	184,100
Prairieville, LA	Pipe Fabrication Facility	44,000	(5)
Shreveport, LA	Pipe Fabrication Facility	62,600	(5)
West Monroe, LA	Pipe Fabrication Facility	78,500
Walker, LA	Pipe Fabrication Facility	169,500
Maracaibo, Venezuela	Pipe Fabrication Facility	45,000	(4)
Tulsa, OK	Pipe Fabrication Facility	144,800	(7)
Clearfield, UT	Pipe Fabrication Facility	391,200	(1)
Troutville, VA	Pipe Fabrication Facility	127,000	(3)
Derby, U.K.	Pipe Fabrication Facility	200,000	(1)
Baton Rouge, LA	Distribution Facility	25,700	(1)
Shreveport, LA	Piping Components and Manufacturing Facility	374,200
Houston, TX	Pipe Fittings Distribution Facility	57,100	(1)
Delcambre, LA	Fabrication Facility	61,000
Longview, TX	Fabrication Facility	25,500	(6)
Addis, LA	Fabrication Facility	109,200	(1)
Stoughton, MA	Office Building	197,000	(1)
Cambridge, MA	Office Building	62,300	(1)
Weymouth, MA	Laboratory	19,350	(1)
Milton Keynes, U.K.	Office Building	86,500	(1)
Houston, TX	Office Building	206,000	(1)
Denver, CO	Office Building	128,500	(1)
Toronto, Canada	Office Building	99,600	(1)
Washington, D.C.	Office Building	14,000	(1)
Schenectady, NY	Office Building	69,500	(1)
Monroeville, PA	Office Building	91,800	(1)
Findlay, OH	Office Building and shops	146,000	(1)
Knoxville, TN	Office Buildings and laboratory	83,200	(1)(2)
Charlotte, NC	Office Building	23,900	(1)
Toddville, NC	Office Building	29,400	(1)

(1)	Leased facility.

(2)	Facility includes 16,000 square foot laboratory, which is owned.

(3)	Facility is being marketed for sale.

(4)	This facility has been temporarily closed due to political and economic conditions.

(5)	Facility scheduled to be closed in fiscal 2005.

(6)	Facility is closed and is subleased to a third party who has the option to purchase the facility.

(7)	Facility available for use but idled in fiscal 2004.
      In addition to these locations, we occupy other owned and leased facilities in various cities that are not considered principal properties. Portions of certain of the office buildings described above are currently being subleased for various terms. The square footage above is not reduced to reflect subleased space. We consider each of our current facilities to be in good operating condition and adequate for its present use.

Legal Proceedings
      The legal proceedings described below relate to claims on major projects.
      Claims include amounts in excess of the original contract price (as it may be adjusted for approved change orders) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. Backcharges and claims against vendors, subcontractors and others are included in our cost estimates as a reduction in total estimated costs when recovery of the amounts is probable and the costs can be reasonably estimated. We refer to these claims from customers and backcharges and claims against vendors, subcontractors and others as “claims.” As a result, the recording of claims increases gross margin or reduces gross loss on the related projects in the periods the claims are reported. Claims receivable are included in costs in excess of estimated earnings and billings on uncompleted contracts on the accompanying condensed consolidated balance sheets.
      If we collect amounts different than the amounts that we have recorded as claims receivable, that difference will be recognized as income or loss. Timing of claim collections is uncertain and depends on negotiated settlements, trial date scheduling and other dispute resolution processes pursuant to the contracts. As a result, we may not collect our claims receivable within the next twelve months.
      The following disclosure provides a summary and update of significant changes, if any, from August 31, 2004, related to our significant claims. Readers should refer to Note 20 of the notes to our consolidated financial statements in Item 8 of Part II of our Annual Report on Form 10-K for the fiscal year ended August 31, 2004 filed with the SEC on November 2, 2004 for a more detailed description of each claim.
      A summary of our net claims receivable position on the projects discussed below is as follows (in millions):

	February 28,	August 31,
	2005	2004

Receivables from owners under contract terms	$114.0	$114.0
Reimbursement of letter of credit draws by owners	46.8	46.8
Recorded claims receivable from owners, equipment vendors, subcontractors and others for costs incurred	43.4	77.4
Less: Liquidated damages recorded in contract costs	(11.1)	(16.7)
Less: Amounts we collected by drawing letters of credit	(42.1)	(42.1)

Net claims receivable	$151.0	$179.4

      During the second quarter of fiscal 2005, we reached settlements with equipment vendors for disputes related to the Covert and Harquahala projects discussed below and with a customer on one other project in Freeport, Texas. These settlements resulted in cash proceeds to us of approximately $26 million and reduced our claims receivable from owners, equipment vendors, subcontractors and others in the second quarter of fiscal 2005. These settlement amounts were approximately the amount of the recorded claims receivable related to these disputes, and, therefore, did not result in a material gain or loss. Under these settlements, we are also required to return approximately $17 million in amounts we collected by drawing on letters of credit which will impact the net claims receivable balance in the third quarter of fiscal 2005.

NEG — Covert & Harquahala
      Early in fiscal 2002, we entered into two target-price contracts with a customer, PG&E National Energy Group, Inc. (NEG) and its project entities, to provide EPC services for two gas-fired combined-cycle power plants in Covert, Michigan and Harquahala Valley, Arizona. In October 2002, the parent company of NEG, PG&E Corp. (PG&E) announced that NEG had notified its lenders that it did not intend to make further equity contributions required under the credit facility to fund the Covert and Harquahala projects. We believed this notice raised doubt about whether we would continue to be paid for the work we performed under these target-price contracts.
      In May 2003, after extensive negotiations with NEG’s project entities, NEG and their lenders, we reached a definitive settlement agreement for settlement of claims existing as of that date related to the Covert and Harquahala projects. The settlement provided for fixed-price EPC contracts which increased the original target-price for both projects by a total of $65.0 million; termination of the target-priced components of the original agreements which provided for recovery of costs in excess of the fixed-price contracts; dismissal of pending legal proceedings, our release of claims based on existing change orders and the incurrence of additional costs, and the extension of the schedule for completion of the projects. The revised schedule provided for us to complete the Harquahala project in September 2003 and the Covert project in December 2003. NEG paid us $32.5 million in May 2003 as a result of this settlement agreement and required us to post a letter of credit in its favor for the same amount which was assigned by them to its lenders.
      During fiscal 2003, we recognized a loss of $42.8 million (which includes a $30.0 million loss recorded in the second quarter of 2003) on these two projects, $33.1 million of which was reversal of profit recognized prior to fiscal 2003.
      During the first quarter of fiscal 2004, we recorded an additional loss on these two projects of $39.3 million ($4.8 million of which was reversal of profit recognized prior to fiscal 2004). Approximately $34.5 million represents actual and estimated increased costs to complete the Covert project primarily due to the failure of installed equipment, required rework and vendor and subcontractor delays. The $39.3 million loss was net of additional expected claims of approximately $1.2 million. During the third quarter of 2004, we recorded a reduction in the gross profit on the Harquahala project resulting from a $2.2 million reduction in our estimated claims recovery and an increase of $2.2 million in estimated cost of completion related primarily to the duration of our involvement in start-up and warranty related activities.
      During the first quarter of fiscal 2004, we notified the owner of substantial completion on two of the three power island units on Covert and communicated that the remaining unit would achieve substantial completion in January 2004. We also communicated that the total facility would achieve substantial completion in February 2004. We notified the owner of substantial completion on the Harquahala facility on December 24, 2003.
      While we previously demonstrated substantial completion on all six units at the two plants, the owners did not accept our various unit and facility completion dates and continued to assess liquidated damages. The owners accepted substantial completion of the Covert units in January 2004 and the Harquahala units in March 2004. The owners have not accepted facility completion on either project, in part because they believe we must post letters of credit on two projects totaling $43.0 million as security for warranty work in order to achieve facility completion. We firmly disagree with this position, and until all outstanding disputes are resolved, we do not intend to post additional letters of credit. In the meantime, we intend to comply with our warranty obligations.
      The owners have indicated that they may claim as much as $89 million in liquidated damages. The ultimate assessment could be higher as the owners are claiming that they can assess daily liquidated damages until facility completion is accepted ($70,000 per day at Covert and $63,000 per day at Harquahala) up to a maximum of approximately $130 million for both projects. On March 29, 2004, we filed liens against both projects and have initiated binding arbitration regarding our claims.
      During the first quarter of fiscal 2005, the arbitration proceedings with the owners had been bifurcated, at our request, whereby arbitration regarding the owners’ assessment of liquidated damages was scheduled for April 2005. However, the owners requested an extension of time, and this issue will now be combined with the arbitration regarding claims for additional work, which is scheduled for the fall of 2005.
      We continue to believe we have a strong basis for our claims and backcharges for amounts in excess of the recorded amounts; however, recovery of the claims and other amounts is dependent upon negotiations with the applicable parties, which are ongoing, and the results of arbitration. We cannot provide assurance as to the timing or outcome of these negotiations or results of arbitration.
      Although NEG, the parent of the project entities, filed for Chapter 11 bankruptcy in July 2003, the project entities that own these two projects are not included in the bankruptcy proceedings, and we do not believe NEG’s current financial position will negatively impact future payments to us related to these projects.

AES — Wolf Hollow Project
      On March 8, 2002, AES Frontier, L.P. and AES Wolf Hollow, L.P. (collectively “AES”) entered into a series of contracts (collectively the “EPC contract”) with us to complete the engineering, design, procurement and construction of a gas-fired, combined-cycle power plant in Texas for an aggregate contract amount of $99.0 million. AES represented and warranted at the time of contracting with us that the project was 67% complete and that engineering was 99.8% complete, and we relied upon this stage of completion in contracting with AES.
      At the time we entered into the EPC contract, the project’s provisional acceptance was scheduled for October 15, 2002; however, acceptance of this project was delayed. We believe the delay from October 15, 2002 was primarily due to (i) the significant overstatement of the percentage completion by AES and Parsons (the engineers on the project) at the time we entered into the contract; (ii) a fire that occurred in June of 2002 at the project site; and
      (iii) failure of a turbine during start-up testing in May 2003. We believe the project reached provisional acceptance on July 24, 2003, although AES did not agree to provisional acceptance until August 8, 2003. The contract terms include liquidated damages in the event of late completion of $120,000 per day from October 15, 2002 through June 1, 2003 and $185,000 per day thereafter until provisional acceptance occurs, for which AES has billed us $40.0 million in aggregate.
      We were unable to resolve our claims with AES through the dispute resolution process called for in the contract with respect to a force majeure claim we made resulting from the fire and other change orders. On November 5, 2002, we filed suit against AES in the District Court of Hood County, Texas for breach of contract. On May 9, 2003, we added Parsons as a defendant and expanded the complaint to include claims related to misrepresentation. In June 2003, the AES Corporation was also added as a defendant.
      In addition, we initiated an arbitration action in September 2003 against the heavy equipment supplier to recover $38 million in costs and liquidated damages incurred as a result of defects in their equipment. Discovery is underway in that proceeding.
      Discovery is currently underway in the AES litigation, and the case is scheduled for a jury trial in October 2005. Unless we reach a settlement prior to the trial date, we would not expect recovery of disputed amounts due from AES before 2005.
      During the first quarter of fiscal 2005, the arbitration hearing against the heavy equipment manufacturer was rescheduled to May 2005. There have been no material changes to our claims against the owners, equipment vendors, subcontractors and others since August 31, 2004.
      We continue to believe that we have a strong basis for our claims and backcharges for amounts in excess of the recorded amounts; however, recovery of the claims and other amounts is dependent upon negotiations with the applicable parties, which are ongoing, and the results of litigation. We cannot provide assurance as to the timing or outcome of these negotiations or results of arbitration.

FPLE — Marcus Hook
      Our EPC project with FPL-Energy (“FPLE”) for a combined-cycle cogeneration plant and auxiliary boiler facility in Marcus Hook, Pennsylvania, has been delayed for various reasons. Each party commenced legal proceedings against the other for various claims. Shortly thereafter, the parties withdrew their lawsuits. The parties are continuing attempts to resolve these issues.

      Additionally, two of our subcontractors on the project have filed claims against us alleging total damages of approximately $20 million related to claims for extra costs incurred. We have asserted a counterclaim of approximately $8.3 million for costs associated with us obtaining another subcontractor to perform the work after one initial subcontractor failed to complete the project. Mediation with these subcontractors has not been successful to date. We continue to believe any amounts that we incur related to this project, including legal costs to pursue issues with any subcontractors and vendors, are recoverable from FPLE under the terms of the EPC contract while FPLE disputes whether the costs are fully reimbursable. We continue attempts to resolve this dispute with FPLE; however, we cannot provide assurance as to the timing or outcome of the mediation or results of the litigation, or disputes with FPLE or with the subcontractors.

SEC Inquiry
      On June 1, 2004, we were notified by the staff of the SEC that the staff is conducting an informal inquiry relating to our financial statements. The SEC has not advised us as to either the reason for the inquiry or its precise scope. However, the requests for information we have received to date appear to primarily relate to the purchase method of accounting for various of our acquisitions. We have been cooperating with the SEC, including providing documents and responding to requests for voluntary production, as well as conducting a detailed review of our accounting for our acquisitions. This review may have consequences independent of the inquiry, including restatement of our financial results for past periods. In addition, if the SEC takes further action, it may escalate the informal inquiry into a formal investigation, which may result in an enforcement action or other legal proceedings against us and potentially members of our management. Responding to such actions or proceedings could be costly and could divert the efforts and attention of our management team, including senior officers. If any such action or proceeding is resolved unfavorably to us or any of them, we or they could be subject to injunctions, fines, increased review and scrutiny by regulatory authorities and other penalties or sanctions, including criminal sanctions, that could materially and adversely affect our business operations, financial performance, liquidity and future prospects and materially adversely affect the trading market and price of our stock. Any unfavorable actions could also result in private civil actions, loss of key personnel or other adverse consequences.

Securities Litigation
      We and certain of our current officers have been named as defendants in purported shareholder class action lawsuits alleging violations of federal securities laws. These types of class action lawsuits are not uncommon when there has been a notification of even an informal inquiry by the SEC. The first filed lawsuit is styled Earl Thompson v. The Shaw Group Inc. et al and was filed on June 16, 2004 in the United States District Court for the Eastern District of Louisiana, Case No. 04-1685. The complaint filed in the Thompson action alleges claims under Sections 10(b) and Rule 10b-5 promulgated thereunder and 20(a) of the Securities Exchange Act of 1934 on behalf of a class of purchasers of our common stock during the period from October 19, 2000 to June 10, 2004. The complaint alleges, among other things, that (i) certain of our press releases and SEC filings contained material misstatements and omissions, (ii) the manner in which we accounted for certain acquisitions was improper and (iii) we improperly recorded revenue on certain projects, and as a result, our financial statements were materially misstated at all relevant times. The complaint does not specify the amount of damages sought. Since the filing of the Thompson lawsuit, nine additional purported shareholder class action lawsuits have been filed and other actions may also be commenced. Each of the additional lawsuits includes the same defendants and essentially alleges the same statutory violations based on the same or similar alleged misstatements and omissions. All of these actions have been consolidated under the Thompson caption in the Eastern District of Louisiana, and the Court has appointed a lead plaintiff to represent the member of the purported class. The consolidated actions have not been certified as class actions by the Court.
      In addition, two shareholder derivative actions, styled as Jonathan Nelson v. J.M. Bernhard, Jr., et al. and Larry F. Reusche v. Tim Barfield, Jr., et al., have been filed based on essentially the same allegations as the purported class actions. The derivative actions, which the plaintiffs purport to be bringing on behalf of the Company, name certain of our directors and current and former officers as defendants, and name the

Company as a nominal defendant. The derivative suits collectively make claims of breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment based on allegations that the named defendants committed, condoned or failed to identify and disclose the misconduct alleged in the purported class actions, and that certain defendants sold company stock while in possession of knowledge of the alleged misconduct. The complaints do not specify the amount of damages sought. These derivative lawsuits have been stayed indefinitely by a court order as of December 14, 2004.
      Both the purported shareholder class action lawsuits and the derivative lawsuits are in the early stages of litigation. We believe our financial statements were prepared in accordance with GAAP and that none of our press releases or public filings contained misrepresentations or omissions. Accordingly, we intend to defend the Company and our directors and officers vigorously against each of these actions. Although it is not possible at this early stage to predict the likely outcome of these actions, an adverse result in any of these lawsuits could have a material adverse effect on us.

Other Project
      On one of our projects, a client is claiming damages of approximately $7 million related to troubleshooting, shutdown, repairs and loss of production. We are contesting the amount of damages claimed, and we believe amounts owed to the client, if any, are covered by applicable insurance. However, we can provide no assurance that these amounts will be adequately covered by insurance. In the event any such damages are not covered by insurance, there could be a material adverse effect on our financial position.

Other
      We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically actions that arise in the normal course of business, including employment-related claims, contractual disputes and claims for personal injury or property damage that occur in connection with our business. Such contractual disputes normally involve claims against us relating to the performance of equipment, design or other engineering services and project construction services. Although the outcome of such legal proceedings cannot be predicted and no assurances can be provided, we believe that, based upon information currently available, the likelihood of an adverse determination in the now pending legal proceedings is remote, and are not expected to have a material adverse effect on our financial position or results of operations either individually or in the aggregate. However, we cannot guarantee such a result.
      See also Note 20 of the notes to our fiscal 2004 consolidated financial statements.

MANAGEMENT
      The following table sets forth information about our executive officers and directors. Each executive officer has been elected to serve until his successor is duly appointed or elected by the board of directors or his earlier removal or resignation from office. For purposes of this section, “we,” “us” and “our” refer only to The Shaw Group Inc.

Name	Age (1)	Position

J. M. Bernhard, Jr.	50	Chairman of the Board of Directors and Chief Executive Officer
T. A. Barfield, Jr.	40	President and Chief Operating Officer, Director
Robert L. Belk	55	Executive Vice President and Chief Financial Officer, Treasurer and Director
Gary P. Graphia	42	Secretary and General Counsel
Diana Severs Ferguson	46	President, Environmental & Infrastructure Division
Ebrahim Fatemizadeh	55	President, Energy & Chemicals Division
David L. Chapman, Sr.	58	President, Fabrication & Manufacturing Division
Dorsey Ron McCall	56	President, Maintenance & Construction Division
Richard F. Gill	61	Executive Vice President and Chairman, Executive Committee and Acting President of Nuclear Services Division
Dirk J. Wild	37	Senior Vice President and Chief Accounting Officer
Albert D. McAlister	53	Director
L. Lane Grigsby	62	Director
David W. Hoyle	65	Director
John W. Sinders, Jr.	50	Director
Charles E. Roemer, III	61	Director
James F. Barker	57	Director

(1)	As of November 30, 2004.
      J.M. Bernhard, Jr., our founder, has been Chief Executive Officer and a director of ours since our inception in August 1987. Mr. Bernhard served as our President from our inception until September 2003 and has been Chairman of our Board of Directors since August 1990. Mr. Bernhard has spent over 21 years in the pipe fabrication business. Immediately prior to his positions with us, Mr. Bernhard was Vice President and General Manager of Sunland Services, a pipe fabrication company, and served on the Board of Directors of Barnard and Burk Engineers & Constructors.
      T.A. Barfield, Jr., has served as one of our directors since September 2003, when the Board of Directors created an additional and the Company’s eighth directorship and appointed Mr. Barfield to that position. Mr. Barfield was first elected as a director by the shareholders at the January 2004 Annual Meeting. Mr. Barfield has been employed with us since 1994, and in September 2003 was named President and Chief Operating Officer. Mr. Barfield has previously served us in various capacities, including President of our Environmental & Infrastructure Division, Senior Vice President of Special Projects, President of Shaw Alloy Piping Products, Inc., General Counsel and Secretary and Managing Director of Shaw U.K. Prior to joining Shaw, Mr. Barfield practiced law with Vinson & Elkins L.L.P.
      Robert L. Belk is our Executive Vice President, Chief Financial Officer and Treasurer, having held such position since he joined us in October 1998, and he was elected a director in 2005. Prior to joining us, Mr. Belk served Ocean Energy, Inc. as its Executive Vice President of Administration from March 1998 until October 1998, as its Executive Vice President and Chief Financial Officer from June 1997 until March 1998, and as its Senior Vice President, Chief Financial Officer and Treasurer from 1993 until 1997. Prior to joining

Ocean Energy, Mr. Belk was engaged in public accounting with national and local firms and as a sole-practitioner.
      Gary P. Graphia has been employed by us since August 1999 as our Secretary and General Counsel. Prior to joining us, Mr. Graphia practiced law with Kean, Miller, Hawthorne, D’Armond, McCowan & Jarman, L.L.P., where he was a partner. Mr. Graphia entered the practice of law in 1991 after four years with Texas Commerce Bank, Houston, Texas, where he became an Assistant Vice President.
      Diana Severs Ferguson joined us in October 2003 and serves as President of our Shaw Environmental & Infrastructure Division. Ms. Severs Ferguson came to us following a 23-year career with Fluor Corporation. Most recently, she served as President, Defense Group, where she oversaw Fluor’s defense business with the federal government. Prior to this position, Ms. Severs Ferguson was Senior Vice President Sales, Marketing and Strategic Planning for Fluor’s Government Group.
      Ebrahim (Abe) Fatemizadeh joined us in September 2003 as President of our Stone & Webster Power Group and in October 2003, he was appointed President of Power and Process, Engineering, Procurement and Construction of the E&C Division. In September 2004, Mr. Fatemizadeh was appointed as President of our Shaw Stone & Webster Power and Process of EPC Division. In November 2004, Mr. Fatemizadeh was appointed as President of Shaw Energy & Chemicals Division when the Power and Process, Engineering, Procurement and Construction portions of the E&C Division were given the new name of Energy & Chemicals Division. Prior to joining us, Mr. Fatemizadeh was Vice President of Fluor Corporation where he served for 15 years and was responsible for the management of global operations for Fluor’s Chemical Business Unit. Previously, Mr. Fatemizadeh was Senior Vice President of Operations and General Manager for Duke Fluor Daniel in Aliso Viejo, California.
      David L. Chapman, Sr., joined us in April 2002 as President of our Fabrication & Manufacturing Division. Mr. Chapman has over 32 years of experience in the industrial fabrication business. Mr. Chapman joined us from Turner Industries Group, a large industrial contracting company, where he served as President of International Piping Systems, Turner International Piping Systems, and International Painting Corporation. Prior to joining Turner in 1984, Mr. Chapman was employed by Texas Pipe Bending Company for 15 years where he served most recently as Vice President of Marketing.
      Dorsey Ron McCall joined us in August 2002 as President of our Maintenance Division. In September 2004, Mr. McCall was appointed as President of our Maintenance & Construction Division. Mr. McCall joined Shaw from Turner Industries Group where he served for 23 years as Senior Vice President of Construction and Maintenance of the Western Division. Prior to joining Turner, Mr. McCall worked for C.F. Braun Engineers for six years.
      Richard F. Gill has been employed by us since 1997 when we acquired certain assets of MERIT Industrial Constructors, Inc. (“MERIT”) and other affiliated entities. Mr. Gill served as President of MERIT from its founding in January 1982 until the sale of its assets to us in 1997. MERIT was an industrial construction and maintenance firm based in Baton Rouge, Louisiana. Mr. Gill served as the President of Shaw Process and Industrial Group, Inc., our wholly owned subsidiary, from March 1997 until August 1998, and as Senior Vice President in charge of International and Construction Operations from September 1998 until May 1999 and as our Chief Operating Officer until September 2003. In September 2003, Mr. Gill was appointed Executive Vice President and Chairman of our non-director executive committee. In September 2004, Mr. Gill was appointed Acting President of our Shaw Stone & Webster Nuclear Services Division. Mr. Gill has over 32 years of experience in the industrial construction and maintenance industry.
      Dirk J. Wild joined the Company in November 2001 as Vice President of Special Projects, and held such position until August 2002 when he was appointed as Senior Vice President — Financial Controls. Mr. Wild served as Senior Vice President — Financial Controls until March 2003, when he was appointed as Senior Vice President & Chief Financial Officer of the Company’s Engineering, Construction & Maintenance (“E&C”) Division. Mr. Wild served as Senior Vice President & Chief Financial Officer of the Company’s E&C Division from March 2003 until his appointment in October 2004 to the newly created position of Senior Vice President & Chief Accounting Officer. For the 12 years prior to joining the Company, Mr. Wild was employed with the former accounting firm Arthur Anderson, LLP in New Orleans, serving last as a Senior Manager.
      Albert D. McAlister has been one of our directors since April 1990. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A. in Laurens, South Carolina. He served as chairman of the Democratic Party in South Carolina from 1990 until 1994.
      L. Lane Grigsby has served as one of our directors since January 1995. Mr. Grigsby is Chairman of the Board of Cajun Constructors, Inc., for which he also served as President and Chief Executive Officer from April 1973 until June 1994. He has over 30 years of experience in the industrial construction industry. He also serves as an officer or director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry.
      David W. Hoyle has served as one of our directors since January 1995. For the past 15 years, he has been self-employed, primarily as a real estate developer. He has been a member of the Senate Chamber of the North Carolina General Assembly since 1992. Senator Hoyle is the Chairman of the Board of Directors of Citizens South Banking Corporation, a bank holding company, and is Chairman of the Board of Directors of its wholly owned subsidiary, Citizens South Bank. Senator Hoyle also serves as a director of several private corporations as well as of several civic, educational and charitable organizations.
      John W. Sinders, Jr. has served as one of our directors since March 1995. He has served as a Managing Director of Jefferies & Company, Inc., an investment banking firm, since November 2001. He served as a Managing Director of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to November 2001. From 1993 until 1999, Mr. Sinders served as an Executive Vice President of Jefferies. Mr. Sinders served as a Managing Director of Howard Weil Labouisse Friedrichs Incorporated, an investment banking firm, from 1987 until 1993. He was a member of the board of directors of Howard Weil from 1990 until 1993. Prior to joining Howard Weil, he was a partner with the McGlinchey, Stafford law firm in New Orleans, Louisiana.
      Charles E. Roemer, III has served as one of our directors since January 2003. Mr. Roemer served as Governor of the State of Louisiana from 1988 to 1992. In 1980, Mr. Roemer was elected to the United States Congress to represent the 4th Congressional District of Louisiana, and served in that position for four terms. In 1999, Mr. Roemer co-founded each of FG Group, L.L.C., a trading company between enterprises in the Far East and the United States and Bio-Prep, which specializes in the design and direct sale of information packages and protective kits for protection of individuals against bio-terrorist attacks. In 1998, he formed Roemer Development, a company designing, building and operating Continuous Care Retirement Communities in not-for-profit association with colleges and universities.
      James F. Barker has served as one of our directors since January 2004. Mr. Barker is the president of Clemson University, having been appointed as Clemson’s 14th president in October 1999. He earned his bachelor of architecture degree from Clemson in 1970 and his master of architecture and urban design degree from Washington University in St. Louis in 1973. Before returning to Clemson in 1986 to serve as dean of the College of Architecture, he was dean of the School of Architecture at Mississippi State University. In 1995, he became dean of Clemson’s new College of Architecture, Arts and Humanities. At Clemson, Mr. Barker co-founded the S.C. Design Arts Partnership to support community design outreach projects, initiated the Charleston Architecture Center, established the University’s Arts in April program, and developed a Mayors’ Institute to help city leaders learn how to manage issues related to growth and development. Mr. Barker is a recipient of the National Distinguished Professor Award of the Association of Collegiate Schools of Architecture and served as president of that association. He was named Fellow of the American Institute of Architects and has also been a partner in an architectural practice.
      Information regarding executive compensation and transactions with affiliates is contained under “Executive Compensation” and “Certain Relationships and Related Transactions” in our definitive proxy statement related to the 2005 Annual Meeting of Shareholders, which is incorporated by reference in this prospectus supplement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth certain information regarding the ownership of our common stock as of November 30, 2004 (except as otherwise noted), with respect to:

•	each director and each nominee for director;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of the outstanding shares of common stock.
      The following shareholders have sole voting and investment power with respect to shares beneficially owned by them, except to the extent that authority is shared by spouses under applicable law, or as otherwise noted. The address for each of the following individual shareholders is c/o The Shaw Group Inc., 4171 Essen Lane, Baton Rouge, Louisiana 70809. The addresses of the other shareholders are as noted below.

			Percent of
	Beneficial	Ownership	Voting
	Shares	Percent	Power(17)

Director and Named Executive Officers
J.M. Bernhard, Jr. (l)	2,509,666	3.58%	10.0%
T.A. Barfield, Jr. (2)	232,625	*	*
James F. Barker	—	*	*
L. Lane Grigsby (3)	22,200	*	*
David W. Hoyle (4)	66,500	*	*
Albert McAlister (5)	148,604	*	*
Charles E. Roemer, III (6)	2,500	*	*
John W. Sinders, Jr. (7)	87,000	*	*
Robert L. Belk (8)	394,000	*	*
David L. Chapman (9)	62,500	*	*
Diana Severs Ferguson (10)	63,750	*	*
Dorsey Ron McCall (11)	37,500	*	*
All executive officers and directors as a group (16 persons) (12)	4,108,845	5.86%	12.50%
Other Persons
Jeffery L. Gendel et al. (Tontine Partners) (13)	3,878,300	5.53%	5.11%
200 Park Avenue, Suite 3900 New York, New York 10166
Fidelity Investments (14)	7,726,300	11.02%	10.18%
801 Boylston Street
Boston, Massachusetts 02116
Dimensional Fund Advisors (15)	4,069,958	5.80%	5.37%
1299 Ocean Avenue
Santa Monica, California 90401
Snyder Capital Management, LP (16)	4,129,300	5.89%	5.44%
One Maritime Plaza, 18th Floor
San Francisco, California 94111

*	Less than 1%.

(1)	Includes 876,000 option shares of which Mr. Bernhard may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004, and 162,500 shares of unvested restricted stock which Mr. Bernhard is entitled to vote.

(2)	Includes 97,625 option shares of which Mr. Barfield may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004, and 106,250 shares of unvested restricted stock which Mr. Barfield is entitled to vote.

(3)	Includes 10,500 option shares of which Mr. Grigsby may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004.

(4)	Includes 6,250 shares beneficially owned by Senator Hoyle’s spouse and 18,500 option shares of which Senator Hoyle may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004.

(5)	Includes 225 shares beneficially owned by Mr. McAlister’s spouse and 11,500 option shares of which Mr. McAlister may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004.

(6)	Includes 2,500 option shares of which former Governor Roemer may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004.

(7)	Includes 17,000 option shares of which Mr. Sinders may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004.

(8)	Includes 223,740 option shares of which Mr. Belk, may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004, and 170,660 shares of unvested restricted stock which Mr. Belk is entitled to vote.

(9)	Includes 62,500 option shares of which Mr. Chapman may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004.

(10)	Includes 8,750 option shares of which Mrs. Ferguson may be deemed to be beneficial owner as a result of rights that she may exercise to acquire beneficial ownership within 60 days of November 30, 2004, and 46,667 shares of unvested restricted stock which Mrs. Ferguson is entitled to vote.

(11)	Includes 37,500 option shares of which Mr. McCall may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days of November 30, 2004.

(12)	Includes 6,475 shares owned of record by spouses of executive officers and directors and 1,742,172 option shares of which executive officers and directors may be deemed to be the beneficial owners as a result of rights they may exercise to acquire beneficial ownership within 60 days of November 30, 2004, and 477,280 shares of unvested restricted stock which the executive officers and directors are entitled to vote.

(13)	Number of shares beneficially owned by Jeffery L. Gendel, et al. (Tontine Partners) as reported with the Securities and Exchange Commission and confirmed with Georgeson Shareholder Services, Inc. on November 30, 2004.

(14)	Number of shares beneficially owned by Fidelity Investments as reported with the Securities and Exchange Commission and confirmed with Georgeson Shareholder Services, Inc. on November 30, 2004.

(15)	Number of shares beneficially owned by Dimensional Fund Advisors as reported with the Securities and Exchange Commission and confirmed with Georgeson Shareholder Services, Inc. on November 30, 2004.

(16)	Number of shares beneficially owned by Snyder Capital Management, L.P. as reported with the Securities and Exchange Commission and confirmed with Georgeson Shareholder Services, Inc. on November 30, 2004.

(17)	Based upon information contained in our stock records as of the record date, or other information that is otherwise available to us as of the date of this prospectus supplement.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated April   , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BNP Paribas Securities Corp.
Harris Nesbitt Corp.

Total	12,500,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,875,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/ dealers.
      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
      We estimate that our out of pocket expenses for this offering will be approximately $          .
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case issued or outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options or issuances pursuant to our dividend reinvestment plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such extension.
      Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 70 days after the date of this prospectus supplement. Notwithstanding that the “lock-up” period is limited to 70 days, our own trading policy only permits our officers and directors to trade in our securities during the 30-day period following an earnings release. Therefore, our officers and directors will not be able to trade shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock until we make an earnings release during the second week of July 2005 relating to our earnings for the third quarter of fiscal 2005.
      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.
      The shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “SGR.”
      Certain of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received or will receive reasonable and customary fees and commissions. In particular, Credit Suisse First Boston LLC (“CSFB”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) have each entered into financial advisory agreements with us. In addition, affiliates of CSFB, UBS Securities LLC (“UBS”), Merrill Lynch, Harris Nesbitt Corp. and BNP Paribas Securities Corp. are lenders under our Credit Facility and may become lenders under our New Credit Facility.
      In addition, CSFB will receive proceeds of this offering if it tenders Senior Notes in the Tender Offer and such Senior Notes are accepted for payment. UBS is currently serving as the dealer manager and solicitation agent in the Tender Offer.
      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. The transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus supplements and the accompanying prospectus electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
LEGAL MATTERS
      Certain legal matters in connection with the issuance of the common stock will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The validity of the issuance of the common stock offered hereby and certain other legal matters arising under Louisiana law will be passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Cravath, Swaine & Moore LLP, New York, New York will act as counsel for the underwriters.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended August 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
      The financial statements of The Shaw Group Inc. as of and for the fiscal years ended August 31, 2001 and 2000 referred to in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants. You may not be able to recover against Arthur Andersen LLP for any claims you may have under securities or other laws as a result of Arthur Andersen LLP’s activities during the period in which it acted as our independent public accountants. See “Risk Factors — Your ability to recover from our former auditors, Arthur Andersen LLP, for any potential financial misstatements is limited.”
Change in Independent Auditors
      On June 26, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged Ernst & Young LLP to serve as our independent auditors for the fiscal year ended August 31, 2002. The Arthur

Andersen LLP dismissal and the Ernst & Young LLP engagement were recommended by our audit committee and approved by our board of directors and became effective immediately upon such approval.
      Arthur Andersen LLP’s reports on our consolidated financial statements for each of the fiscal years ended August 31, 2001 and August 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.
      During the fiscal years ended August 31, 2001 and August 31, 2000 and through June 26, 2002, there were (i) no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Arthur Andersen LLP’s satisfaction would have caused Arthur Andersen LLP to make a reference to the subject matter of the disagreement(s) in connection with Arthur Andersen LLP’s report or (ii) no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except for notification from Arthur Andersen LLP in connection with the audit of our August 31, 2000 financial statements that the accounting system of Stone & Webster contained certain material weaknesses in internal accounting controls. We completed our acquisition of substantially all of the assets and liabilities of Stone & Webster in a bankruptcy proceeding on July 14, 2000, and eliminated the weaknesses during fiscal 2001. As a result thereof, Arthur Andersen LLP did not include these matters in its management letter for the audit for the fiscal year ended August 31, 2001.
      We have previously provided Arthur Andersen LLP with a copy of the foregoing disclosures, and Arthur Andersen LLP has delivered to us a letter dated June 26, 2002 stating that it has found no basis for disagreement with such statements.
      During each of the fiscal years ended August 31, 2001 and August 31, 2000 and through June 26, 2002, we did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

PROSPECTUS

$500,000,000

The Shaw Group Inc.

Debt Securities

Preferred Stock
Common Stock
Depositary Shares
Warrants

     We may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. The aggregate initial offering prices of the securities offered under this prospectus will not exceed $500 million. Any Debt Securities we issue under this prospectus may be guaranteed by our domestic subsidiaries.

     This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our domestic subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

     You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

     Our common stock is listed on The New York Stock Exchange under the symbol “SGR.”

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

This prospectus is dated March 3, 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “The Shaw Group,” “we” or “our” are to The Shaw Group Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC (File No. 1-12227) pursuant to the Securities and Exchange Act of 1934. You may read and copy any documents that are filed at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information.

      Our filings are also available to the public through the SEC’s website at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	The description of our common stock contained in our Form 8-A dated September 26, 1996, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock;

•	The description of our rights to purchase Series A Junior participating preferred stock contained in our Form 8-A dated July 30, 2001, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of the rights;

•	our definitive proxy statement filed on Schedule 14A relating to the 2004 Annual Meeting of Shareholders;

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2003;

•	our Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended August 31, 2003;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2003; and

•	our Current Reports on Form 8-K filed on September 3, 2003; October 17, 2003; October 17, 2003; October 17, 2003; October 20, 2003; October 24, 2003; October 24, 2003; October 28, 2003; October 29, 2003; November 19, 2003; November 19, 2003; November 20, 2003; November 21, 2003; December 24, 2003; and February 4, 2004.

      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this filing and until all of the securities described in this prospectus are sold or until terminate this offering (excluding any information furnished to the SEC) shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of this filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or telephoning us at the following address and telephone number:

The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809
Attention: General Counsel
(225) 932-2500

      You should rely only on the information incorporated by reference or provided in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities covered by this prospectus in any state in which the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

      We also maintain a website at http://www.shawgrp.com. However, the information on our website is not part of this prospectus.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

      The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The statements contained or incorporated by reference in this prospectus that are not historical facts (including without limitation statements to the effect that we “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” or other similar expressions) are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors, including but not limited to the risks and uncertainties mentioned in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Amendment No. 1 to our annual report on Form 10-K/ A and those factors summarized below:

•	cyclical changes in demand for our products and services;

•	liabilities associated with various acquisitions, including the Stone & Webster and IT Group acquisitions;

•	our ability to successfully identify, integrate and complete acquisitions;

•	delays or difficulties related to our significant Engineering, Procurement and Construction projects, including additional costs, reductions in revenues or the payment of liquidated damages;

•	our dependence on subcontractors and equipment manufacturers;

•	the failure to meet schedule or performance requirements of our contracts;

•	the nature of our contracts, particularly fixed-price contracts;

•	risks associated with being a government contractor;

•	our ability to fund our remaining repurchase obligation under the LYONs on the initial put date of May 1, 2004;

•	our substantial indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under our Senior Notes and Credit Facility;

•	non-compliance with the covenants in our Credit Facility, indenture relating to our Senior Notes and bond indemnity agreements and our ability to obtain waivers and/or amendments;

•	covenants in our Credit Facility, indenture relating to our Senior Notes and bond indemnity agreements that restrict our ability to pursue our business strategies;

•	our liquidity position;

•	our ability to obtain surety bonds or other means of credit support for projects;

•	changes in the estimates and assumptions we use to prepare our financial statements;

•	the effect of our percentage-of-completion accounting policies;

•	our ability to obtain new contracts for large-scale domestic and international projects and the timing of the performance of these contracts;

•	the cyclical nature of the individual markets in which our customers operate;

•	changes in the political and economic conditions of the foreign countries in which we operate;

•	currency fluctuations;

•	our dependence on one or a few significant customers;

•	potential professional liability, product liability, warranty and other potential claims;

•	potential contractual and operational costs related to our environmental and infrastructure operations;

•	risks associated with our integrated environmental solutions businesses;

•	changes in environmental laws and regulations;

•	limitation or expiration of the Price Anderson Act’s nuclear contractor indemnification authority;

•	the presence of competitors with greater financial resources and the impact of competitive products, services and pricing;

•	our failure to attract and retain qualified personnel;

•	changes in the U.S. economy and global markets as a result of terrorists’ actions;

•	a determination to write-off a significant amount of intangible assets acquired through acquisitions or long-lived assets;

•	various legal, regulatory and litigation risks;

•	work stoppages and other labor problems;

•	our competitors’ ability to develop or otherwise acquire equivalent or superior technology;

•	our ability to retain key members of our management; and

•	general economic conditions.

      Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus, our reports filed with the SEC and incorporated by reference herein, including the disclosure in the “Risk Factors” included therein, that attempt to advise interested parties of the risks and factors that may affect our business. Other factors besides those described in this prospectus, any prospectus supplement or the documents we incorporate by reference could also affect our actual results.

THE COMPANY

      We offer a broad range of services to clients in the environmental and infrastructure, power and process industries worldwide. We are a leading provider of consulting, engineering, construction, remediation and facilities management services to the environmental, infrastructure and homeland security markets. We are also a vertically-integrated provider of comprehensive engineering, consulting, procurement, pipe fabrication, construction and maintenance services to the power and process industries.

      We provide our services to a diverse customer base that includes federal agencies, federally-owned entities, state and local governments, and Fortune 500 companies and other private sector clients. Our employees deliver our services through a network of international and domestic locations, predominantly in the United States. Our common stock is listed on the New York Stock Exchange under the symbol “SGR.”

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of our securities for general corporate purposes, which may include, among other things:

•	the repayment of outstanding indebtedness;

•	additions to our working capital;

•	capital expenditure; and

•	potential future acquisitions.

      The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES PLUS PREFERRED DIVIDENDS

      The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus dividends for the periods indicated.

	Three Months
	Ended
	November 30,	Year Ended August 31,

	2003	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	—	1.8	4.6	5.0	4.8	3.4
Ratio of earnings to combined fixed charges plus preferred dividends	—	1.8	4.6	5.0	4.8	3.4

      For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges plus preferred dividends:

(1) earnings consist of pretax income (loss) before earnings (losses) from unconsolidated entities and cumulative effect of change in accounting principle, plus cash distributions from unconsolidated entities and fixed charges (excluding capitalized interest) and

(2) “fixed charges” consist of interest expense, capitalized interest, amortization of debt discount and deferred financing costs and the interest portion of rental expense.

(3) for the three months ended November 30, 2003, the ratio of earnings to fixed charges was less than one-to-one coverage due to a deficiency of approximately $74.9 million.

      There were no dividends paid or accrued during the periods presented above.

DESCRIPTION OF DEBT SECURITIES

      The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our domestic subsidiaries, if our domestic subsidiaries are guarantors of the Debt Securities, and The Bank of New York, as Trustee (the “Trustee”). Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

      The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.

      We primarily conduct our operations through subsidiaries unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of our company and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

      We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the Indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

      The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series (Section 301). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

      The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities.

      If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock (Section 301).

      If specified in the prospectus supplement, our domestic subsidiaries (the “Subsidiary Guarantors”) will fully and unconditionally guarantee (the “Subsidiary Guarantees”) on a joint and several basis the Debt Securities as described under “— Subsidiary Guarantees” and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt (Article Thirteen).

      The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether any of the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) the dates on which the principal of the Debt Securities will be payable;

(6) the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) the places where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

      Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

      The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

      The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

      The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

      The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance.”

Subsidiary Guarantees

      If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

      Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor (Section 1302).

      In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).

      Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).

      Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

      In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary

Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee (Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, Exchange and Transfer

      The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).

      At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).

      Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 1002).

      If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part (Section 305).

Global Securities

      Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

      Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a

Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities; or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

      All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).

      As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

      Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of ourself, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

      Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).

      Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 1002).

      All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment (Section 1003).

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) Indebtedness of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20.0 million;

(7) any judgment or decree for the payment of money in excess of $20.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;

(8) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(9) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).

      If an Event of Default (other than an Event of Default with respect to The Shaw Group described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default with respect to The Shaw Group described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “— Modification and Waiver” below.

      Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).

      No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

      However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security (Section 508).

      We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

      Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2) reduce the principal amount of, or any premium or interest on, any Debt Security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6) modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(10) modify such provisions with respect to modification, amendment or waiver (Section 902).

      The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series (Section 513).

      Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

Certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding (Section 101).

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).

Satisfaction and Discharge

      Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1) either:

(a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied (Article Four).

Legal Defeasance and Covenant Defeasance

      If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).

      Legal Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).

      Covenant Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and United States Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).

      If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantees will terminate (Section 1304)

Notices

      Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).

Title

      We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 308).

Governing Law

      The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).

DESCRIPTION OF CAPITAL STOCK

      As of February 13, 2004, our authorized capital stock was 220,000,000 shares. Those shares consisted of (a) 20,000,000 shares of preferred stock, no par value, none of which were outstanding; and (b) 200,000,000 shares of common stock, no par value, of which 61,180,489 shares were outstanding. Of the 61,180,489 shares of common stock outstanding, 377,773 shares are shares of restricted stock. In addition, at February 13, 2004, we had issued options to purchase 5,368,939 shares of common stock at a weighted average exercise price of $16.52 per share and 2,883,277 shares of common stock reserved for future issuance under our stock option plans. In addition, as of February 13, 2004, 705,398 shares of our common stock had been reserved for issuance in the event holders of our remaining Liquid Yield OptionTM Notes due 2021 (the “LYONs”) convert their LYONs into shares of common stock. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our articles of incorporation and by-laws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Common Stock

      Cumulative voting is prohibited in the election of directors. Our common stock is not redeemable, does not have any conversion rights and is not subject to call by us. Holders of our common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by us. In addition to the voting rights described below, ownership of our common stock entitles holders to the right:

•	to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends; and

•	in the event of our liquidation, dissolution or winding up, to share equally and ratably in the assets available for distribution after payment of all liabilities and subject to any prior rights of any holders of preferred stock then outstanding.

      The shares of our common stock presently outstanding are fully paid and non-assessable, and any shares issued by us pursuant to this prospectus will be fully paid and non-assessable when issued. Our common stock trades on the New York Stock Exchange under the symbol “SGR.”

      Each outstanding share of common stock for which there has been no change in beneficial ownership during the four years preceding the record date will entitle its holder to five votes on each matter properly submitted to our shareholders for their vote, waiver, release or other action. Holders of shares that have changed beneficial ownership within the four-year period will be entitled to only one vote per share. A change in beneficial ownership of an outstanding share of common stock is deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise, have or share any of the following:

•	voting power, which includes, without limitation, the right to vote or the power to direct the voting power of the share of common stock;

•	investment power, which includes, without limitation, the power to direct the sale or other disposition of the share of common stock;

•	the right to receive or to retain the proceeds of any sale or other disposition of the share of common stock; or

•	the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of the share of common stock.

      Applying the general rules set forth above, the following events or conditions are specifically deemed to involve a change in beneficial ownership of a share of common stock:

•	in the absence of proof to the contrary provided in accordance with procedures set forth below, an outstanding share of common stock is transferred of record into the name of any other person, or upon the issuance of shares in a public offering;

•	in the case of an outstanding share of common stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established according to the procedures set forth below that there has been no change in the person or persons who direct the exercise of the rights referred to in the preceding set of bullet points with respect to the outstanding share of common stock during the four years immediately preceding the record date;

•	in the case of an outstanding share of common stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, there is a change in the beneficiary of the trust, the principal of the agent, the ward of the guardian, the minor for whom the custodian is acting or a change in the trustee, agent, guardian or custodian; or

•	in the case of outstanding shares of common stock beneficially owned by a person or group of persons, who, after acquiring, directly or indirectly, the beneficial ownership of five percent of the outstanding shares of common stock, fails to notify us of the person’s or group’s ownership within ten days after the acquisition.

      Contrary provisions in our articles of incorporation aside, no change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred solely as a result of:

•	any transfer without valuable consideration, including, without limitation, transfers effected by:

•	bequest or inheritance;

•	operation of law upon the death of an individual; or

•	other transfers without valuable consideration, such as gifts made in good faith and not for the purpose of circumventing provisions of our articles of incorporation;

•	any changes in the beneficiary of a trust, or any distribution of an outstanding share of common stock from the trust, by reason of the birth, death, marriage or divorce of any natural person;

•	the adoption of any natural person prior to the age of 18;

•	the passage of a given period of time;

•	the attainment by any natural person of a specific age;

•	the creation or termination of any guardianship or custodial arrangement;

•	any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of common stock if neither the successor has nor its predecessor had the power to vote or to dispose of the share of common stock without further instructions from others;

•	any change in the person to whom dividends or other distributions in respect of an outstanding share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

•	any issuance of a share of common stock by us or any transfer by us of a share of common stock held in treasury other than in a public offering of the share, unless otherwise determined by the board of directors at the time of authorizing the issuance or transfer;

•	any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Exchange Act and the rules and regulations thereunder;

•	any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption, defined as relatives, or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

•	any appointment of a successor trustee as a result of the death of the predecessor trustee who was a natural person;

•	any appointment of a successor trustee who was specifically named in a trust instrument prior to the effective date of this offering; or

•	any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed, including in the percentage the appointment of the successor trustee, during the four-year period preceding the appointment of the successor trustee.

      All determinations concerning changes in beneficial ownership, or the absence of any change, are made by our board of directors or by a transfer agent for our common stock at our request. Written procedures designated to facilitate the determinations have been established and may be amended by our board of directors. These procedures should provide the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. We and any transfer agent will be entitled to rely on any information concerning beneficial ownership of the outstanding shares of our common stock coming to our attention from any source and in any manner reasonably deemed by us to be reliable. However, neither we nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of outstanding shares of our common stock.

      In the event of any stock split or stock dividend of our common stock, each share acquired by reason of the split or dividend will be deemed to have been beneficially owned by the same person from the acquisition date of the share from which it originated.

      Each outstanding share of our common stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of our common stock in all respects, and together the outstanding shares of common stock will constitute a single class of our shares.

Preferred Stock

      Our board of directors is authorized to provide for the issuance of 20,000,000 shares of preferred stock in one or more series. Our board may, without any further vote or action by our shareholders, fix for any series the:

•	number of shares;

•	voting powers;

•	designations;

•	preferences; and

•	relative, participating, optional or other special rights and qualifications including:

•	dividend rights;

•	the dividend rate;

•	terms of redemption;

•	the redemption price or prices;

•	conversion rights; and

•	liquidation preferences.

      Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of a new series of preferred stock may adversely affect the rights of the holders of our common stock. For example, any new series of preferred stock issued will rank prior to our common stock as to dividend rights, liquidation preference or both and may be convertible into shares of common stock. As a result, the issuance of shares of a new series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. Our board may issue preferred stock without shareholder approval and with voting or conversion rights that could adversely affect the voting power of holders of our common stock.

Rights Plan

      On July 9, 2001, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was paid on July 31, 2001 to the shareholders of record on that date.

      These rights, which are governed by a rights agreement dated July 9, 2001 between us and Wachovia Bank, N.A., as rights agent, protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, the rights work by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our board. The rights should not interfere with any merger or other business combination approved by our board. The following is a summary description of the rights. The rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to specific terms of the rights agreement.

      The Rights. The rights will initially trade with, and will be inseparable from, the shares of common stock. The rights are evidenced only by certificates that represent shares of common stock. New rights will accompany any new shares of common stock we issue after July 31, 2001 until the distribution date described below.

      Exercise Price. Each right will allow its holder to purchase from us one one-hundredth of a share of our junior participating preferred stock for $170, once the rights become exercisable. This portion of a share of junior participating preferred stock will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise, the right does not give its holder any dividend, voting or liquidation rights.

      Exercisability. The rights will not be exercisable until

•	10 days after the public announcement that a person or group has become an acquiring person by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

•	10 business days, or a later date determined by our board before any person or group becomes an acquiring person, after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an acquiring person.

      The date when the rights become exercisable is referred to as the distribution date. Until that date, the common stock certificates will also evidence the rights, and any transfer of shares of common stock will constitute a transfer of rights. After that date, the rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an acquiring person are void and may not be exercised.

      Our board may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $170, purchase shares of our common stock with a market value of $340, based on the market price of the common stock prior to such acquisition;

•	Flip Over. If we are later acquired in a merger or similar transaction after the rights distribution date, all holders of rights except the acquiring person may, for $170, purchase shares of the acquiring corporation with a market value of $340 based on the market price of the acquiring corporation’s stock, prior to such merger.

      Preferred Share Provisions. Each one one-hundredth of a preferred share, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

      The value of one one-hundredth interest in a preferred share should approximate the value of one share of common stock.

      Expiration. The rights will expire on July 9, 2011.

      Redemption. Our board may authorize a redemption of the rights for $.01 per right at any time before any person or group becomes an acquiring person. If we redeem any rights, we must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

      Exchange. After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, we may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the acquiring person.

      Anti-Dilution Provisions. Our board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the preferred shares or common stock. No adjustments to the exercise price of less than 1% will be made.

      Amendments. The terms of the rights agreement may be amended by our board without the consent of the holders of the rights. However, our board may not amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10% of our outstanding common stock. In addition, the board may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an acquiring person, our board may not amend the agreement in a way that adversely affects holders of the rights.

Louisiana Fair Price and Control Acquisition Statutes

      Under Louisiana law, the acquisition of voting power, which is called a “control share acquisition,” of an “issuing public corporation” that results in the purchaser acquiring voting power in excess of 20%, 33%

or 51% of the total voting power of the issuing public corporation requires approval of a majority of the voting power of the issuing public corporation and each class entitled to vote separately on the proposal, excluding the shares of the acquiring person, any officer of the issuing public corporation and any employee of the issuing public corporation who is also a director of the corporation. Shares acquired in a control share acquisition without such approval will have no voting rights and under certain circumstances may be subject to redemption by the corporation. The restrictions imposed under the law are applicable to all Louisiana corporations that fall within the definition of an “issuing public corporation,” as we do, unless the issuing public corporation’s articles of incorporation or by-laws contain a provision expressly disclaiming them. Our by-laws provide that these restrictions do not apply to certain acquisitions of shares directly from us that have been approved by our board. Therefore, these restrictions contained in Louisiana law apply to us only in certain circumstances.

      In addition, if particular elections were to be made by our board of directors under the Louisiana Business Corporation Law, unless specified price and procedural requirements were met, business combinations involving us and any holder of 10% or more of our outstanding voting stock could be required to be approved by at least:

•	80% of the votes entitled to be cast by holders of the outstanding voting stock; and

•	two-thirds of the votes entitled to be cast by holders of our voting stock other than the voting stock of the 10% holder.

      This provision could be regarded as a deterrent to a takeover of us and could be applied selectively by our board of directors.

Indemnification of Directors and Officers

      Our articles of incorporation contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by Section 83 of the Louisiana Business Corporation Law, including circumstances in which indemnification is otherwise discretionary. In addition, we have entered into indemnification agreements with our directors and certain of our officers providing for indemnification of such officers and directors. We believe that these provisions and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Classified Board of Directors

      Our articles of incorporation provide that if the number of directors constituting our entire board of directors is increased to twelve or more members, then at the next meeting of our shareholders at which directors are to be elected, the board of directors will be divided into three classes, the members of which will serve staggered three-year terms. We believe that a classified board of directors could help to ensure the continuity and stability of our board and the business strategies and policies determined by them. The classified board provision, if implemented, could have the effect of making the removal of incumbent directors more time-consuming and could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to us and our shareholders.

Advance Notice Provisions for Particular Shareholder Actions

      Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board or a committee thereof, of candidates for election as directors. This is called the “nomination procedure” with respect to the election of directors, or with respect to other matters to be brought before an annual meeting of our shareholders, the “business procedure.”

      The nomination procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for our board of directors to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the election inspectors determine that a person was not nominated in accordance with the nomination procedure, the person will not be eligible for election as a director.

      Although our by-laws do not give our board any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual or any other meeting, our by-laws may:

•	have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; and

•	may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of the solicitation or the attempt might be beneficial to us and our shareholders.

      Under the business procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the chairman or other officer presiding at a meeting determines that an item of business was not properly brought before the meeting in accordance with the business procedure, then that item of business will not be conducted at the meeting.

Super Majority Provisions

      Our articles of incorporation contain provisions requiring the affirmative vote of the holders of at least 75% of the voting power of our capital stock to amend specific provisions of the articles, including provisions relating to the removal of directors.

      Our articles of incorporation require the approval of the holders of at least 75% of our outstanding shares of our common stock, not including shares held by a related person, to approve some business combinations and related transactions. The term “related person” includes any individual, corporation, partnership or other entity which owns beneficially, directly or indirectly, more than five percent of the outstanding shares of our common stock. The term “business combination” includes, among other things:

•	any merger or consolidation of us or a subsidiary of ours which constitutes more than 50% of our assets, other than a merger or consolidation which results in our voting securities outstanding immediately prior to the merger or consolidation continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity;

•	any sale, lease, exchange, transfer of other disposition of more than 50% of our assets;

•	any reclassification of our common stock; and

•	our liquidation or dissolution.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

DESCRIPTION OF DEPOSITARY SHARES

General

      We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

      We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

Dividends and Other Distributions

      If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

      If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

      Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

      The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

      Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Further, both of us may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

      The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with Debt Securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

      You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1) the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

(2) the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

(3) United States federal income tax consequences applicable to the warrants;

(4) the amount of the warrants outstanding as of the most recent practicable date; and

(5) any other terms of the warrants.

      Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

      Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

      We may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers, (b) through agents or (c) directly to one or more purchasers, including our existing shareholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

      If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered securities or preventing or retarding a decline in the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

      We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities.

      We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

      Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. The validity of issuance of the offered securities and other matters arising under Louisiana law are being passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of and for the years ended August 31, 2003 and 2002 included in Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended August 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of and for the years ended August 31, 2003 and 2002 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The combined financial statements of The Shaw Group Inc. for the fiscal year ended August 31, 2001 incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto. Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus and elsewhere in the registration statement. Because Arthur Andersen LLP has ceased conducting business and is in the process of liquidation, you may not be able to recover against Arthur Andersen LLP for any claims you may have under securities or other laws as a result of Arthur Andersen LLP’s activities during the period in which it acted as our independent public accountants.

Change in Independent Auditors

      On June 26, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged Ernst & Young LLP to serve as our independent auditors for the fiscal year ended August 31, 2002. The Arthur Andersen dismissal and the Ernst & Young engagement were recommended by our audit committee and approved by our board of directors and became effective immediately upon such approval.

      Arthur Andersen’s reports on our consolidated financial statements for the fiscal year ending August 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

      During the fiscal year ended August 31, 2001 and through June 26, 2002, there were (i) no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Arthur Andersen’s satisfaction would have caused Arthur Andersen to make a reference to the subject matter of the disagreement(s) in connection with Arthur Andersen’s report or (ii) no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

      We have previously provided Arthur Andersen with a copy of the foregoing disclosures, and Arthur Andersen has delivered to us a letter dated June 26, 2002 stating that it has found no basis for disagreement with such statements.

      During the fiscal year ended August 31, 2001 and through June 26, 2002, we did not consult Ernst & Young with respect to the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.